   As Filed with the Securities and Exchange Commission on May 15, 2002

                                                            Registration No.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                             Registration Statement
                                  To FORM S-6


  For Registration Under the Securities Act of 1933 of the Securities of Unit
                  Investment Trusts Registered on Form N-8B-2

                      GE Capital Life Separate Account III
                             (Exact Name of Trust)

                               ----------------
                 GE Capital Life Assurance Company of New York
                              (Name of Depositor)

                               ----------------

                                125 Park Avenue
                                   6th Floor
                               New York, New York
                                   10017-5529
                    (Address of Principal Executive Office)

                               ----------------

                                David J. Sloane
                 Senior Vice President and Chief Administrator
                 GE Capital Life Assurance Company of New York
                                125 Park Avenue
                                   6th Floor
                               New York, New York
                                   10017-5529
                (Name and Complete Address of Agent for Service)

                               ----------------

                                With a copy to:

                            Heather C. Harker, Esq.

     Vice President, Associate General Counsel and Assistant Secretary

                 GE Capital Life Assurance Company of New York
                              6610 W. Broad Street
                            Richmond, Virginia 23230

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

                               ----------------

     Title of Securities Being Registered: Flexible Premium Single Life and
                Joint and Last Survivor Variable Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective in such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2 AND THE PROSPECTUS

  Item No.
     of
 Form N-8B-2                        Caption in Prospectus
 -----------                        ---------------------
  1.         Cover Page
  2.         Cover Page
  3.         Cover Page
  4.         Sale of the Policies
  5.         GE Capital Life Assurance Company, State Regulation
  6.         GE Capital Life Assurance Company
  7.         Not Required
  8.         Not Required
  9.         Legal Matters
             GE Capital Life Assurance Company; The Separate Account; The
 10.          Portfolios; Policy Summary
 11.         The Portfolios
 12.         The Portfolios
 13.         Policy Summary; Charges and Deductions; The Portfolios
 14.         The Policy, Premiums
 15.         Premiums
 16.         Premiums, Transfers
 17.         Policy Summary; Charges and Deductions; The Policy; Surrenders and
              Withdrawals; Requesting Payments; Death Benefits
 18.         The Policy
 19.         Other Policy Information; Reports; Voting Rights
 20.         Not Applicable
 21.         The Policy; Loans
 22.         Not Applicable
 23.         The Separate Account; Additional Information
 24.         Not Applicable
 25.         GE Capital Life Assurance Company
 26.         Not Applicable
 27.         GE Capital Life Assurance Company
 28.         Executive Officers and Directors
 29.         GE Capital Life Assurance Company
 30.         Not Applicable
 31.         Not Applicable
 32.         Not Applicable
 33.         Not Applicable
 34.         Not Applicable
 35.         Sale of the Policies
 36.         Not Applicable
 37.         Not Applicable
 38.         Policy Summary; Distribution of the Policies
 39.         Policy Summary; Distribution of the Policies
 40.         Distribution of the Policies; The Portfolios
 41.         GE Capital Life Assurance Company; Sale of the Policies
 42.         Not Applicable
 43.         Sale of the Policies
 44.         How Your Account Value Varies
 45.         Not Applicable
 46.         Premiums; How Your Account Value Varies
 47.         Not Applicable
 48.         Cover; GE Capital Life Assurance Company
 49.         Not Applicable

  Item No.
     of
 Form N-8b-2                      Caption in Prospectus
 -----------                      ---------------------
 50.         Not Applicable
 51.         Cover Page; Introduction; The Policies; Charges and Deductions
 52.         GE Capital Life Assurance Company; The Portfolios
 53.         Federal Tax Matters
 54.         Not Applicable
 55.         Not Applicable
 56.         Not Required
 57.         Not Required
 58.         Not Required
 59.         Financial Statements

                      GE Capital Life Separate Account III
                               Prospectus For The
                   Flexible Premium Single Life and Joint and
                  Last Survivor Variable Life Insurance Policy

                               Single Life Policy

                              Form P1258 7/01

                      Joint and Last Survivor Life Policy

                              Form P1259 7/01


                                   issued by:
                 GE Capital Life Assurance Company of New York
                           125 Park Avenue, 6th Floor
                         New York, New York 10017-5529

                         Variable Life Service Center:
                             6610 West Broad Street
                               Richmond, VA 23230
                           Telephone: (800) 313-5282

--------------------------------------------------------------------------------
This prospectus contains information about the Policy that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

This prospectus describes a flexible premium life insurance policy (the "Policy") offered by GE Capital Life Assurance Company of New York ("we," "us," "our," or the "Company"). We offer the Policy on either a single life or joint and last survivor basis. If you purchase the Policy on a single life basis, we will pay a Death Benefit upon the death of the Insured. If you purchase the Policy on a joint and last survivor basis, we will pay a Death Benefit upon the death of the last surviving Insured. The Policy provides life insurance protection, premium flexibility, and the ability to change Death Benefits.


Your value may accumulate on a variable or fixed basis, or both. If you choose our variable option, we will invest your assets in the Subaccounts of GE Capital Life Separate Account III (the "Separate Account") that you select. Each Subaccount invests exclusively in the shares of portfolios of the underlying mutual funds listed below:


 AIM Variable Insurance Funds:    Fidelity Variable Insurance
  AIM V.I. Capital                 Products Fund ("VIP"):
   Appreciation Fund -- Series     VIP Equity-Income
   I Shares                         Portfolio -- Service Class
  AIM V.I. Growth Fund --           2
    Series I Shares                VIP Growth Portfolio --
  AIM V.I. Premier Equity            Service Class 2
   Fund -- Series I Shares
                                  Fidelity Variable Insurance
 Alliance Variable Products        Products Fund II ("VIP II"):
  Series Fund, Inc.:               VIP II Contrafund(R)
  Growth and Income                 Portfolio -- Service Class
   Portfolio -- Class B             2
  Premier Growth Portfolio --
    Class B                       Fidelity Variable Insurance
  Quasar Portfolio -- Class B      Products Fund III ("VIP III"):
                                   VIP III Growth & Income
 Dreyfus:                           Portfolio -- Service Class 2
  Dreyfus Investment               VIP III Mid Cap Portfolio --
   Portfolios-Emerging Markets       Service Class 2
   Portfolio -- Initial Shares
  The Dreyfus Socially            GE Investments Funds, Inc.:
   Responsible Growth Fund,        Income Fund
   Inc. -- Initial Shares          Mid-Cap Value Equity Fund
                                   Money Market Fund
 Federated Insurance Series:       Premier Growth Equity Fund
  Federated High Income Bond       S&P 500(R) Index Fund
   Fund II* -- Service Shares      Small-Cap Value Equity Fund
  Federated International          U.S. Equity Fund
   Small Company Fund II           Value Equity Fund

 Janus Aspen Series:              PIMCO Variable Insurance
  Aggressive Growth                Trust:
   Portfolio -- Service Shares     Foreign Bond Portfolio --
  Balanced Portfolio --              Administrative Class
    Service Shares                  Shares
  Capital Appreciation             High Yield Portfolio* --
   Portfolio -- Service Shares       Administrative Class
  Global Life Sciences              Shares
   Portfolio -- Service Shares     Long-Term U.S. Government
  Global Technology                 Portfolio --
   Portfolio -- Service Shares      Administrative Class Shares
  Growth Portfolio -- Service      Total Return Portfolio --
   Shares                            Administrative Class
  International Growth              Shares
   Portfolio -- Service Shares
  Worldwide Growth                Rydex Variable Trust:
   Portfolio -- Service Shares     OTC Fund

 MFS(R) Variable Insurance        Van Kampen Life Investment
  Trust:                           Trust:
  MFS(R) Investors Growth          Comstock Portfolio -- Class
   Stock Series -- Service          II Shares
   Class Shares                    Emerging Growth Portfolio --
  MFS(R) Investors Trust              Class II Shares
   Series -- Service Class
   Shares
  MFS(R) New Discovery
   Series -- Service Class
   Shares
  MFS(R) Utilities Series --
    Service Class Shares

 Oppenheimer Variable Account
  Funds:
  Oppenheimer Global
   Securities Fund/VA --
   Service Shares
  Oppenheimer Main Street
   Growth & Income Fund/VA --
    Service Shares

* These portfolios may invest in lower quality debt securities commonly referred to as junk bonds.

Not all of these portfolios may be available in all markets.

If you choose our fixed option, your assets will grow at a rate of at least 4%. We take the investment risk for assets allocated to the Guarantee Account.

Your Policy provides for a Surrender Value. The amount of your Surrender Value will depend upon the investment performance of the portfolio(s) you select and interest credited on assets in the Guarantee Account. Investors bear the investment risk of investing in the Separate Account.

The purpose of this Policy is to provide life insurance protection for the beneficiary(ies) named on the Policy. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

We guarantee the Death Benefit for as long as the Policy is in force. The cash surrender value is not guaranteed. The Policy will lapse if the cash surrender value is insufficient to cover Policy charges. We guarantee to keep the Policy in force as long as minimum premium requirements are met.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Material incorporated by reference in this prospectus can be found on the Securities and Exchange Commission's ("SEC's") website at: www.sec.gov

For general information or to obtain free copies of the:

  . Product prospectus or the portfolio prospectuses;

  . Any required forms,

  Call:     1-800-313-5282


  Or write: GE Capital Life Assurance Company of New York


            Service Center

            6610 West Broad Street
            Richmond, Virginia 23230

You may cancel your Policy during the free-look period. Please note that replacing your existing insurance coverage with this Policy might not be to your advantage.

Neither the U.S. Government nor any governmental agency insures or guarantees your investment in the Policy.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

The date of this prospectus is      , 2002.

Table of Contents


Definitions.................................................................   7

Annual Expense Table .......................................................  10
 Expense Table..............................................................  10
 Portfolio Annual Expenses..................................................  12
 Other Policies.............................................................  15

Policy Summary..............................................................  16

Risk Summary................................................................  20

GE Capital Life Assurance Company of New York...............................  22
 State Regulation...........................................................  22

The Separate Account .......................................................  23
 Changes to the Separate Account............................................  23

The Portfolios..............................................................  25
 The Subaccounts............................................................  25
 Voting Rights..............................................................  32

The Guarantee Account.......................................................  33

Charges and Deductions......................................................  35
 Premium Charge.............................................................  35
 Monthly Deduction..........................................................  36
 Cost of Insurance..........................................................  37
 Surrender Charge...........................................................  38
 Partial Surrender Processing Fee...........................................  39
 Other Charges..............................................................  39
 Reduction of Charges for Group Sales.......................................  39

The Policy..................................................................  41
 Applying for a Policy......................................................  41
 Owner......................................................................  42
 Beneficiary................................................................  42
 Changing the Owner or Beneficiary..........................................  42
 Canceling a Policy.........................................................  42

Premiums....................................................................  43
 General....................................................................  43
 Tax-Free Exchanges (1035 Exchanges)........................................  43
 Certain Internal Exchanges.................................................  43
 Periodic Premium Plan......................................................  44
 Minimum Premium Payment....................................................  44
 Allocating Premiums........................................................  45

How Your Account Value Varies...............................................  46
 Account Value..............................................................  46
 Surrender Value............................................................  46
 Subaccount Values..........................................................  46

 Unit Values................................................................  46
 Net Investment Factor......................................................  47

Transfers...................................................................  48
 General....................................................................  48
 Dollar-Cost Averaging......................................................  49
 Portfolio Rebalancing......................................................  49
 Transfers by Third Parties.................................................  50

Death Benefits..............................................................  51
 Amount of Death Benefit Payable............................................  51
 Death Benefit Options......................................................  51
 Changing the Death Benefit Option..........................................  52
 Changing the Specified Amount..............................................  53

Surrenders and Partial Surrenders...........................................  54
 Surrenders.................................................................  54
 Partial Surrenders.........................................................  54
 Effect of Partial Surrenders...............................................  54

Loans.......................................................................  55
 General....................................................................  55
 Repayment of Policy Debt...................................................  55
 Effect of Policy Loans.....................................................  56

Termination.................................................................  57
 Premium To Prevent Termination.............................................  57
 The Grace Period...........................................................  57
 Reinstatement..............................................................  57

Payments and Telephone Transactions.........................................  58
 Requesting Payments........................................................  58
 Telephone Transactions.....................................................  59

Tax Considerations..........................................................  60
 Introduction...............................................................  60
 Tax Status of the Policy...................................................  60
 Tax Treatment of Policies -- General.......................................  61
 Special Rules for Modified Endowment Contracts.............................  64
 Income Tax Withholding.....................................................  65
 Tax Status of the Company..................................................  65
 Changes in the Law and Other Considerations................................  65

Other Policy Information....................................................  66
 Optional Payment Plans.....................................................  66
 Dividends..................................................................  67
 Incontestability...........................................................  67
 Suicide Exclusion..........................................................  67
 Misstatement of Age or Gender..............................................  68
 Written Notice.............................................................  68
 Trust......................................................................  68

 Other Changes.............................................................  68
 Reports...................................................................  69
 Supplemental Benefits.....................................................  69
 Using the Policy as Collateral............................................  70
 Reinsurance...............................................................  70
 Legal Proceedings.........................................................  70

Additional Information.....................................................  71
 Sale of the Policies......................................................  71
 Legal Matters.............................................................  72
 Experts...................................................................  72
 Actuarial Matters.........................................................  72
 Financial Statements......................................................  72
 Executive Officers and Directors GE Capital Life Assurance Company of
  New York.................................................................  73
 Executive Officers and Directors of Capital Brokerage Corporation.........  74
 Other Information.........................................................  75
 Hypothetical Illustrations................................................  75
 Financial Statements

Definitions

The following terms are used throughout the prospectus:

Account Value -- The total amount of assets allocated in each Subaccount and assets in the General Account.

Age -- The Age on the Insured's birthday nearest the Policy Date or a Policy Anniversary.

Attained Age -- The Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Base Specified Amount -- A designated portion of the Specified Amount of insurance coverage that you elect on the application.


Beneficiary -- The person or entity you designate to receive the Death Benefit payable at the death of the Insured under a single life Policy and the last surviving Insured under a joint and last survivor Policy.

Code -- The Internal Revenue Code of 1986, as amended.

The Company -- GE Capital Life Assurance Company of New York.

Continuation Amount -- A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period -- The number of Policy years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

Death Benefit -- The amount determined under the death benefit option in effect as of the date of death of the Insured under a single life Policy or the last surviving Insured under a joint and last survivor Policy.

Death Benefit Proceeds -- The amount of proceeds determined under the applicable death benefit option.

Fund -- Any open-end management investment company or unit investment trust in which the Separate Account invests.

General Account -- Assets of the Company other than those allocated to the Separate Account or any of our other separate accounts.

Guarantee Account -- Part of our General Account that provides a guaranteed interest rate for a specified interest rate guarantee period. This account is not part of and does not depend on the investment performance of the Separate Account.

Insured -- The person(s) upon whose lives are Insured under the Policy.

Investment Options -- The Guarantee Account and the Subaccounts.

Modified Base Specified Amount -- A designated portion of the Specified Amount of insurance coverage that you elect on the application.


Monthly Anniversary Date -- The same date on in each month as the Policy Date.

Net Premium -- The portion of each premium you allocate to one or more Investment Options. It is equal to the premium paid times the Net Premium Factor.

Net Premium Factor -- The factor we use in determining the Net Premium which reflects a deduction from each premium paid.

Net Total Premium -- On any date, Net Total Premium equals the total of all premiums paid to that date minus (a) divided by (b), where:

  (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

  (b)  is the Net Premium Factor.

Optional Payment Plan -- A plan under which any part of Death Benefit Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner -- The Owner of the Policy. "You" or "your" refers to the Owner. You may also name Contingent Owners.

Planned Periodic Premium -- A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy -- The Policy and application(s), including any riders, and endorsements.

Policy Date -- The date as of which we issue the Policy and the date as of which the Policy becomes effective. We measure Policy years and anniversaries from the Policy Date. The Policy Date is shown on the Policy data pages. If the Policy Date would otherwise fall on the 29th, 30th, or 31st day of a month, the Policy Date will be the 28th.

Policy Debt -- The amount of outstanding loans plus any accrued interest. Policy Debt is deducted from proceeds payable at the death of the Insured under a single life Policy and the last surviving Insured under a joint and last survivor Policy or at the time of surrender.

Policy Month -- A one-month period beginning on a Monthly Anniversary Date and ending on the day immediately preceding the next Monthly Anniversary Date.



The Separate Account -- GE Capital Life Separate Account III, the segregated asset account of the Company to which you allocate Net Premiums.

Service Center -- The office to which all written and telephone inquiries concerning the Policy or the portfolios of the Funds should be made: 6610 West Broad Street, Richmond, VA 23230, 1-800-313-5282. The term "we" may be used throughout this prospectus in connection with calculations of Account Value; in these instances, the term "we" has the same meaning as Service Center.


Subaccounts -- A subdivision of the Separate Account, the assets of which are invested exclusively in a corresponding portfolio of a Fund. Not all Subaccounts may be available in all states or markets.

Specified Amount -- An amount we use in determining the insurance coverage. The Specified Amount is equal to the Base Specified Amount plus the Modified Base Specified amount, if any.


Surrender Value -- The amount we pay you when you surrender the Policy. It is equal to Account Value minus any Policy Debt and minus any applicable surrender charge.

Unit Value -- A unit of measure we use to calculate the Account Value for each Subaccount.

Valuation Day -- For each Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount's corresponding portfolio does not value its shares.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Annual Expense Table

EXPENSE TABLE

The following table describes the various costs and expenses that you will pay (either directly or indirectly) if you purchase this Policy. The table reflects expenses of the Subaccounts of the Separate Account and of the portfolios. For more complete descriptions of the various costs and expenses involved, see the "Charges and Deductions" provision in this prospectus.


Owner Transaction Expenses:/1/
-------------------------------------------------------------------------------
Maximum surrender charge (per $1,000 of Specified Amount).
 We reduce the surrender charge percentage over time. In
 general, the later you surrender, the lower the surrender
 charge will be.                                                         $37.19

Maximum Premium Charge/2/                                                  7.5%

Transfer Charge (for each transfer after the twelfth in a
 calendar year)/3/                                                          $20

Partial Surrender Processing Fee/4/                         lesser of $25 or 2%
                                                            of amount withdrawn

Maximum Monthly Policy Charge/5/                                             $8

Maximum Monthly Expense Charge (per $1,000 of Base
 Specified Amount for the first ten Policy years)/6/                      $0.83

Maximum Monthly Expense Charge (per $1,000 of Modified
 Base Specified Amount for the life of the Policy)                        $0.83

Maximum Specified Amount Increase Charge (per $1,000 of
 increase in Base Specified Amount for the first ten
 Policy years after increase)/6/                                          $0.83

Maximum Specified Amount Increase Charge (per $1,000 of
 increase in Modified Base Specified Amount for the life
 of the Policy)                                                           $0.83

Expenses (at an effective annual rate of unloaned assets in the Separate
Account):
-------------------------------------------------------------------------------
Maximum Mortality and Expense Risk Charge

 For the first $100,000 of unloaned assets in the
  Subaccounts ($200,000 for a joint and last survivor
  Policy).                                                                0.50%

 For unloaned assets in the Subaccounts above $100,000
  ($200,000 for a joint and last survivor Policy) for the
  first twenty Policy years only.                                         0.10%

Expenses (as a monthly deduction from your Account Value):
-------------------------------------------------------------------------------
Cost of Insurance Charge (maximum monthly charge per
 $1,000 of coverage)/7/                                                  $83.33


Rider Options Available with the Single Life Policy
---------------------------------------------------------------------------

 Waiver of Monthly Deduction (maximum monthly percentage of the total cost of insurance charges for the base policy, death benefit
  enhancement rider and any term insurance riders)                   38.24%

 Accidental Death Benefit (maximum annual charge per $1,000 of
  coverage)                                                           $2.24

Rider Options Available with Joint Life Policy
---------------------------------------------------------------------------

 4 Year Term Rider Charge (maximum monthly charge per $1,000 of
  coverage)                                                          $83.33

 Policy Split Option Rider Charge/8/                                     $0

--------------------------------------------------------------------------------
 /1/ We reserve the right to impose a maximum fee of $25 for the cost of preparing an inforce illustration. We do not charge for this service.
 /2/ We currently deduct 5% from each premium payment.
 /3/ We reserve the right to assess a $20 transfer charge for each transfer after the twelfth transfer in a calendar year. We do not currently charge this fee.
 /4/ We reserve the right to charge a partial surrender processing fee of the lesser of $25 or 2% of the amount withdrawn. We do not currently charge this fee.
 /5/ We reserve the right to assess a maximum monthly Policy charge of $8, although currently we assess a monthly Policy charge of $5.
 /6/ This charge varies depending upon the risk class(es) of the Insured.
     Factors used in assessing the charge include the age, gender and rating class (excluding the specified amount attributable to any supplemental benefits) of the insured at the time the Policy is issued or at time of the Specified Amount Increase is requested.
 /7/ The cost of insurance charge is subject to a maximum guaranteed cost of insurance as shown in your Policy. This charge depends on the risk class(es) of the Insured(s), Specified Amount and Death Benefit option selected. See "Charges and Deductions -- Cost of Insurance" in this prospectus. We will not impose a cost of insurance charge once the Insured under a single life Policy or the youngest Insured under a joint and last survivor Policy reaches Attained Age 100.

 /8/ Evidence of insurability is required when policy split option is requested.

PORTFOLIO ANNUAL EXPENSES

The following table reflects the annual expenses of the portfolios available in the Separate Account for the year ended December 31, 2001 (as a percentage of each portfolio's average net assets after fee waivers and expense reimbursements as applicable):

                                                                                 Service           Total
                                                              Management  12b-1   Share   Other    Annual
Portfolio                                                        Fees     Fees*  Fees**  Expenses Expenses
----------------------------------------------------------------------------------------------------------

AIM Variable Insurance Funds
----------------------------------------------------------------------------------------------------------
 AIM V.I. Capital Appreciation Fund -- Series I Shares           0.61%     --      --      0.24%    0.85%
 AIM V.I. Growth Fund -- Series I Shares                         0.62%     --      --      0.26%    0.88%
 AIM V.I. Premier Equity Fund -- Series I Shares                 0.60%     --      --      0.25%    0.85%

Alliance Variable Products Series Fund, Inc.
----------------------------------------------------------------------------------------------------------
 Growth and Income Portfolio -- Class B                          0.63%    0.25%    --      0.04%    0.92%
 Premier Growth Portfolio -- Class B                             1.00%    0.25%    --      0.04%    1.29%
 Quasar Portfolio -- Class B                                     0.82%    0.25%    --      0.13%    1.20%

Dreyfus
----------------------------------------------------------------------------------------------------------
 Dreyfus Investment Portfolios-Emerging Markets Portfolio --
   Initial Shares                                                 --       --      --      2.00%    2.00%
 The Dreyfus Socially Responsible Growth Fund, Inc. --
  Initial Shares                                                 0.75%     --      --      0.03%    0.78%

Federated Insurance Series
----------------------------------------------------------------------------------------------------------
 Federated High Income Bond Fund II -- Service Shares            0.60%     --     0.10%    0.16%    0.86%
 Federated International Small Company Fund II                   0.00%     --     0.10%    1.55%    1.65%

Fidelity Variable Insurance Products Fund ("VIP")/1/
----------------------------------------------------------------------------------------------------------
 VIP Equity-Income Portfolio -- Service Class 2                  0.48%    0.25%    --      0.11%    0.84%
 VIP Growth Portfolio -- Service Class 2                         0.58%    0.25%    --      0.10%    0.93%

Fidelity Variable Insurance Products Fund II ("VIP II")/1/
----------------------------------------------------------------------------------------------------------
 VIP II Contrafund(R) Portfolio -- Service Class 2               0.58%    0.25%    --      0.11%    0.94%

Fidelity Variable Insurance Products Fund III ("VIP III")/1/
----------------------------------------------------------------------------------------------------------
 VIP III Growth & Income Portfolio -- Service Class 2            0.48%    0.25%    --      0.11%    0.84%
 VIP III Mid Cap Portfolio -- Service Class 2                    0.58%    0.25%    --      0.11%    0.94%

GE Investments Funds, Inc.
----------------------------------------------------------------------------------------------------------
 Income Fund                                                     0.50%     --      --      0.05%    0.55%
 Mid-Cap Value Equity Fund                                       0.65%     --      --      0.03%    0.68%
 Money Market Fund                                               0.38%     --      --      0.04%    0.42%
 Premier Growth Equity Fund                                      0.65%     --      --      0.02%    0.67%
 S&P 500(R) Index Fund                                           0.35%     --      --      0.04%    0.39%
 Small-Cap Value Equity Fund                                     0.80%     --      --      0.11%    0.91%
 U.S. Equity Fund                                                0.55%     --      --      0.03%    0.58%
 Value Equity Fund                                               0.65%     --      --      0.14%    0.79%

Janus Aspen Series
----------------------------------------------------------------------------------------------------------
 Aggressive Growth Portfolio -- Service Shares                   0.65%    0.25%    --      0.02%    0.92%
 Balanced Portfolio -- Service Shares                            0.65%    0.25%    --      0.01%    0.91%
 Capital Appreciation Portfolio -- Service Shares                0.65%    0.25%    --      0.01%    0.91%
 Global Life Sciences Portfolio -- Service Shares                0.65%    0.25%    --      0.17%    1.07%
 Global Technology Portfolio -- Service Shares                   0.65%    0.25%    --      0.05%    0.95%
 Growth Portfolio--Service Shares                                0.65%    0.25%    --      0.01%    0.91%
 International Growth Portfolio -- Service Shares                0.65%    0.25%    --      0.06%    0.96%
 Worldwide Growth Portfolio -- Service Shares                    0.65%    0.25%    --      0.04%    0.94%

                                                      Service           Total
                                    Management 12b-1  Share    Other    Annual
Portfolio                             Fees     Fees*  Fees**  Expenses Expenses
-------------------------------------------------------------------------------

MFS(R) Variable Insurance Trust
-------------------------------------------------------------------------------
 MFS(R) Investors Growth Stock
  Series -- Service Class Shares       0.75%   0.25%    --      0.15%    1.15%
 MFS(R) Investors Trust Series --
   Service Class Shares                0.75%   0.25%    --      0.14%    1.14%
 MFS(R) New Discovery Series --
   Service Class Shares                0.90%   0.25%    --      0.15%    1.30%
 MFS(R) Utilities Series -- Service
  Class Shares                         0.75%   0.25%    --      0.17%    1.17%

Oppenheimer Variable Account Funds
-------------------------------------------------------------------------------
 Oppenheimer Global Securities
  Fund/VA -- Service Shares            0.64%   0.15%    --      0.06%    0.85%
 Oppenheimer Main Street Growth &
  Income Fund/VA --  Service Shares    0.68%   0.15%    --      0.05%    0.88%

PIMCO Variable Insurance Trust
-------------------------------------------------------------------------------
 Foreign Bond Portfolio --
   Administrative Class Shares         0.25%    --     0.15%    0.50%    0.90%
 High Yield Portfolio --
   Administrative Class Shares         0.25%    --     0.15%    0.35%    0.75%
 Long-Term U.S. Government
  Portfolio -- Administrative Class
  Shares                               0.25%    --     0.15%    0.25%    0.65%
 Total Return Portfolio --
   Administrative Class Shares         0.25%    --     0.15%    0.25%    0.65%

Rydex Variable Trust
-------------------------------------------------------------------------------
 OTC Fund                              0.75%    --     0.25%    0.45%    1.45%

Van Kampen Life Investment Trust
-------------------------------------------------------------------------------
 Comstock Portfolio -- Class II
  Shares                               0.60%   0.25%    --      0.21%    1.06%
 Emerging Growth Portfolio -- Class
  II Shares                            0.70%   0.25%    --      0.06%    1.01%
-------------------------------------------------------------------------------

 * The 12b-1 fees deducted from the 12b-1 classes of these portfolios cover certain distribution and shareholder support services provided by the companies selling Policies investing in those portfolios. The portion of the 12b-1 fees assessed against the portfolios' assets attributable to the Policies will be remitted to Capital Brokerage Corporation, the principal underwriter for the Policies.
** The Service Share fees deducted from the service shares of these portfolios cover certain administrative services provided by companies issuing policies investing in those portfolios. The portion of the Service Share fees assessed against the portfolios' assets attributable to the Policies will be remitted to the Company.
 /1/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the portfolio paid was used to reduce the portfolio's expenses. In addition, through arrangements with the portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the portfolio's custodian expenses. These offsets may be discontinued at any time.

     Accordingly, the actual total operating expenses were:

        . VIP Equity-Income Portfolio -- Service Class 2       0.83%
        . VIP Growth Portfolio -- Service Class 2              0.90%
        . VIP II Contrafund(R) Portfolio -- Service Class 2    0.90%
        . VIP III Growth & Income Portfolio -- Service Class 2 0.82%
        . VIP III Mid Cap Portfolio -- Service Class 2         0.88%

Some of the portfolios are subject to fee waivers and/or expense reimbursements. The following table shows what the expenses would have been for such portfolios without fee waivers and/or expense reimbursements.

                                                      Service           Total
                                    Management 12b-1  Share    Other    Annual
Portfolio                             Fees     Fees*  Fees**  Expenses Expenses
-------------------------------------------------------------------------------

Alliance Variable Products Series
 Fund, Inc.
-------------------------------------------------------------------------------
 Quasar Portfolio -- Class B           1.00%   0.25%    --      0.18%    1.43%

Dreyfus
-------------------------------------------------------------------------------
 Dreyfus Investment Portfolios --
   Emerging Markets Portfolio --
   Initial Shares                      1.25%    --      --      4.15%    5.40%

Federated Insurance Series
-------------------------------------------------------------------------------
 Federated High Income Bond Fund
  II -- Service Shares                 0.60%   0.25%   0.25%    0.16%    1.26%
 Federated International Small
  Company Fund II                      1.25%   0.25%   0.25%    3.79%    5.54%

MFS(R) Variable Insurance Trust
-------------------------------------------------------------------------------
 MFS(R) Investors Growth Stock
  Series -- Service Class Shares       0.75%   0.25%    --      0.17%    1.17%
 MFS(R) Investors Trust Series --
   Service Class Shares                0.75%   0.25%    --      0.15%    1.15%
 MFS(R) New Discovery Series --
   Service Class Shares                0.90%   0.25%    --      0.19%    1.34%
 MFS(R) Utilities Series -- Service
  Class Shares                         0.75%   0.25%    --      0.18%    1.18%

PIMCO Variable Insurance Trust
-------------------------------------------------------------------------------
 Foreign Bond Portfolio --
   Administrative Class Shares         0.25%    --     0.15%    0.51%    0.91%
 High Yield Portfolio --
   Administrative Class Shares         0.25%    --     0.15%    0.36%    0.76%
 Long-Term U.S. Government
  Portfolio -- Administrative Class
  Shares                               0.25%    --     0.15%    0.26%    0.66%
 Total Return Portfolio --
   Administrative Class Shares         0.25%    --     0.15%    0.26%    0.66%
-------------------------------------------------------------------------------

 * The 12b-1 fees deducted from the 12b-1 classes of these portfolios cover certain distribution and shareholder support services provided by the companies selling Policies investing in those portfolios. The portion of the 12b-1 fees assessed against the portfolios' assets attributable to the Policies will be remitted to Capital Brokerage Corporation, the principal underwriter for the Policies.
** The Service Share fees deducted from the service shares of these portfolios cover certain administrative services provided by companies issuing policies investing in those portfolios. The portion of the Service Share fees assessed against the portfolios' assets attributable to the Policies will be remitted to the Company.

The expenses shown above are deducted by the portfolios before they provide us with the daily net asset value. We then deduct Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each portfolio. Information relating to the portfolios was provided by the portfolios and not independently verified by us.

OTHER POLICIES

We offer other variable life insurance policies in the Separate Account which also invest in the same portfolios (or many of the same) of the Funds. These policies have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 313-5282.

Policy Summary

PREMIUMS

You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary frequency and amount, within limits, and can skip planned premiums. See the "Periodic Premium Plan" provision of this prospectus.

Premium amounts depend on an Insured's Age, gender (where applicable), risk class, Specified Amount selected, and any supplemental benefit riders. See the "Premiums" provision of this prospectus.

You may make unscheduled premium payments, provided such premium payments do not exceed the limitations for life insurance as set forth by Section 7702 of the Code. We may reject any additional premium payments, or portion thereof, that would result in your Policy being disqualified as life insurance under the Code. Each additional premium payment, if within the limitations as stated above, must be at least $50. See the "Premiums" provision of this prospectus.

Under certain circumstances, you may have to pay extra premiums to prevent termination. See the "Premium to Prevent Termination" provision of this prospectus.

DEDUCTION FROM PREMIUMS

Currently, we deduct a 5% premium charge from each premium before we place it in a Subaccount or the Guarantee Account. This charge is guaranteed to not exceed 7.5%. We currently do not deduct the maximum 7.5% premium charge, but reserve the right to do so. We refer to the premium minus the premium charge as a Net Premium. We do not assess a premium charge against the Policy loan portion of a premium received from the rollover of a life insurance policy. See the "Premium Charge" provision of this prospectus.

ALLOCATION OF NET PREMIUMS

You may allocate your Net Premiums among up to 10 of the Subaccounts of the Separate Account plus the Guarantee Account at any given time. We will place any premiums you pay in a non-interest bearing account until:

  (1)  the date we approve the application;

  (2) the date we receive all necessary forms (including any subsequent amendments to your application); and

  (3)  the date we receive the entire initial premium.

We will then allocate your initial Net Premium and any Net Premiums received within 15 days after the Policy Date to the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund ("Money Market Subaccount"). The entire value will remain in the Money Market Subaccount for 15 days after the Policy Date. After 15 days the Account Value in the Money Market Subaccount will be transferred in accordance with your Net Premium allocation instructions. See the "Allocating Premiums" provision of this prospectus.

DEDUCTIONS FROM ASSETS

Each portfolio deducts management fees and other expenses from its assets. For the year ended December 31, 2001, the minimum total annual expenses (as a percentage of average net assets) was 0.39%, and the maximum total annual expenses (as a percentage of average net assets) was 2.00%. See the "Portfolio Annual Expenses" provision of this prospectus.

We deduct monthly a mortality and expense risk charge at an effective annual rate of 0.50% of the first $100,000 of unloaned assets in the Subaccounts (0.50% of the first $200,000 of unloaned assets in the Subaccounts for a joint and last survivor Policy). For the first 20 Policy years, we also deduct a mortality and expense risk charge for unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) at an annual effective rate of 0.10%.Beginning with Policy year 21, we do not deduct a mortality and expense risk charge for unloaned assets in the Subaccounts over $100,000 ($200,000 for joint and last survivor Policy).


We make a monthly deduction from your Account Value for:

  (1)  the cost of insurance charge;

  (2)  a current monthly policy charge of $5 ($8 per month maximum);


  (3) a monthly expense charge based on the initial Base Specified Amount for the first 10 Policy years (this charge varies by Age(s), gender and rating class excluding the Specified Amount attributable to any supplemental benefits);


  (4) monthly expense charge based on the initial Modified Base Specified Amount until the Insured reaches that attained age 100 (this charge varies by Age(s), gender and rating class);


  (5) a monthly expense charge for an increase in Base Specified Amount for the first 10 policy years following the increase (this charge varies by Age(s), gender and rating class excluding the Specified Amount attributable to any supplemental benefits);


  (6) monthly expense charge for an increase in the initial Modified Base Specified Amount until the Insured on a single life or the older Insured on a joint life reaches attained age 100 (this charge varies by Age(s), gender and rating class); and


  (7)  supplemental benefit charges.

The monthly deduction will also include the increase charge for the first 10 Policy years following an increase in the Specified Amount. See the "Changing the Specified Amount" provision of this prospectus.

There are optional riders that provide additional benefits; some riders require an additional cost. Not all riders are available to all policies. See the "Supplemental Benefits" provision of this prospectus for more information on these riders.

For information concerning compensation paid for sale of the Policies, see the "Sale of the Policies" provision of this prospectus.

ACCOUNT VALUE

Account Value equals the total amount in each Subaccount and the General Account, including the Guarantee Account.

The Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Benefit Proceeds. Your Account Value varies from day to day to reflect investment experience of the Subaccounts, interest credited to assets in the Guarantee Account, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders). See the "How Your Account Value Varies" provision of this prospectus.

You can transfer assets among the Investment Options (subject to certain restrictions). See the "Transfers" provision of this prospectus for rules and limits. Policy loans reduce the amount available for allocations and transfers.

There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction. See the "Premium to Prevent Termination" provision of this prospectus.

CASH BENEFITS

You may take a Policy loan for up to 90% of the difference between your Account Value and any surrender charges, minus any Policy Debt. See the "Loans" provision of this prospectus.

You may take partial surrenders from your Policy. The minimum partial surrender amount is $200. We reserve the right to charge a processing fee equal to the lesser of $25 or 2% of the amount withdrawn although we currently do not assess such a charge. If you select Death Benefit Option B, you may only take a partial surrender after the first Policy year. See the "Partial Surrender" provision of this prospectus.

You can surrender your Policy at any time for its Surrender Value (Account Value minus Policy Debt and minus any applicable surrender charge). A surrender charge will apply during the first 10 Policy years, and for 10 Policy years after an increase in the Specified Amount (except for increases in the Specified Amount that result from a change in Death Benefit option). See the "Surrenders" and the "Surrender Charge" provision of this prospectus.

You may choose from a variety of payment options. See the "Requesting Payments" provision of this prospectus.

DEATH BENEFITS

The minimum Specified Amount available is $100,000 for a single life Policy and $200,000 for a joint and last survivor Policy.

You may choose from among three Death Benefit options:

  . Option A -- Specified Amount plus Account Value;

  . Option B -- Specified Amount; or

  . Option C is:

    .  the greater of Specified Amount; or

    .  the Specified Amount; plus

    . the sum of all premiums paid before Attained Age 75 of the Insured under a single life Policy or the younger Insured under a joint and last survivor Policy (for 1035 exchanges, the premiums paid under the old policy minus any partial surrender of premiums and charges for supplemental non-qualified benefits as defined in the Code); minus

    .  the charges for supplemental benefits, other than those specified in
       Section 7702(f)(5)(A) of the Code; minus

    .  all partial surrenders.

The Death Benefit will be the greater of the Death Benefit under the Death Benefit option you select or the Minimum Death Benefit. See the "Death Benefits" provision of this prospectus.

Death Benefit Proceeds are payable as a lump sum or under a variety of options. See the "Requesting Payments" and the "Optional Payment Plans" provisions of this prospectus.

You may change the Specified Amount and the Death Benefit option. See the "Changing the Specified Amount" and the "Changing the Death Benefit Option" provisions of this prospectus for rules and limits.

During the Continuation Period, the Policy will remain in force regardless of the sufficiency of Surrender Value so long as Net Total Premium is at least equal to the Continuation Amount. See the "Premium to Prevent Termination" provision of this prospectus.

Risk Summary

INVESTMENT RISK

Your Account Value is subject to the risk that investment performance will be unfavorable and that your Account Value will decrease. Because we continue to deduct charges from your Account Value, if investment results are sufficiently unfavorable and/or you stop making premium payments at or above the minimum requirements, the Surrender Value of your Policy may fall to zero. In that case, your Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is insufficient to cover the monthly deductions, so long as the Net Total Premium is at least equal to the Continuation Amount. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon your Account Value, through partial surrenders and Policy loans.


RISK OF TERMINATION

If the Surrender Value of your Policy is insufficient to pay the Monthly Deduction when due (and, during the Continuation Period, the Net Total Premium is less than the Continuation Amount), the Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and monthly deductions reduce your Surrender Value to an amount insufficient to cover Policy charges and/or if the investment experience of your selected Subaccounts is unfavorable, then your Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. After termination, you may reinstate your Policy within three years subject to certain conditions.

TAX RISKS

We intend for the Policy to satisfy the definition of a "life insurance contract" under Section 7702 of the Code. In general, earnings under the Policy will not be taxed until a distribution is made from the Policy. In addition, Death Benefits and Accelerated Death Benefits generally will be excludable from income. In the case of a Policy that is considered a "modified endowment contract," special rules apply and a 10% penalty tax may be imposed on distributions, including loans. See the "Special Rules for Modified Endowment Contracts provision of this prospectus." You should consult a qualified tax advisor in all tax matters involving your Policy.


LIMITS ON PARTIAL SURRENDERS

The Policy permits you to take partial surrenders. However, if you select Death Benefit Option B or Option C, you may only take partial surrenders after the first Policy year.

The minimum partial surrender amount is $200. We reserve the right to assess a processing fee for each partial surrender although we do not currently do so.

Partial surrenders will reduce your Account Value and Death Benefit Proceeds. Federal income taxes and a penalty tax may apply to partial surrenders.

EFFECTS OF POLICY LOANS

A Policy loan, whether or not repaid, will affect your Account Value over time because we subtract the amount of the loan from the Investment Options as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts, the effect could be favorable or unfavorable.

A Policy loan also reduces the Death Benefit payable. A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Surrender Value to an amount insufficient to cover Policy charges and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy's termination without value and the end of insurance coverage.

COMPARISON WITH OTHER INSURANCE POLICIES

The Policy is similar in many ways to universal life insurance. As with universal life insurance:

  .  the Owner pays premiums for insurance coverage on the Insured(s);

  . the Policy provides for the accumulation of Surrender Value that is payable if the Owner surrenders the Policy during the lifetime of the Insured under a single life Policy and the last surviving Insured under a joint and last survivor Policy; and

  .  the Surrender Value may be substantially lower than the premiums paid.

However, the Policy differs from universal life insurance in that it permits you to place your premium in the Subaccounts. The amount and duration of life insurance protection and the value of the Policy will vary with the investment performance of the Subaccounts you select. You bear the investment risk with respect to the amounts allocated to the Subaccounts.


The Surrender Value of your Policy may decrease if the investment performance of the Subaccounts to which you allocate assets is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will terminate without value after a grace period.

GE Capital Life Assurance Company of New York

We are a stock life insurance that was incorporated in New York on February 23, 1988. We are ultimately a indirect subsidiary of General Electric Capital Corporation ("GE Capital"), a New York corporation that is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. General Electric Capital Corporation is owned by General Electric Capital Services, Inc. which in turn is owned by General Electric Company. GE Capital's ultimate parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the worlds's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment, and large electric power generation equipment.


We are licensed in New York and specialize in writing individual fixed-rate deferred annuities, fixed payout immediate annuities, variable deferred annuities and variable life insurance policies.



STATE REGULATION

We are subject to regulation by the Superintendent of Insurance of the State of New York. We submit annual statements on our operation and finances to the New York Department of Insurance.


We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering various aspects of sales and service for individually sold life insurance and annuities.

The Separate Account

We established the Separate Account as a separate investment account on March 20, 2000. The Separate Account has Subaccounts available under the Policy. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the Funds described below.


The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the Policies with liabilities arising out of any other business, which we may conduct. The Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the Policies supported by it. Income, and both realized and unrealized gains and losses, are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

CHANGES TO THE SEPARATE ACCOUNT

The Separate Account may include other Subaccounts that are not available under this Policy. We may substitute another Subaccount or insurance company separate account under the Policy if, in our judgment, investment in a Subaccount should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another Subaccount or insurance company separate account is in the best interest of Owners. The new Subaccounts may be limited to certain classes of Policies, and the new portfolios may have higher fees and charges than the portfolios they replaced. No substitution or elimination may take place without prior notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

We may also, where permitted by law:

  .  create new separate accounts;

  . combine separate accounts, including combining a Separate Account with another separate account establish by the Company;

  . transfer assets of the Separate Account, which we determine to be associated with the class of Policies to which this Policy belongs, to another separate account;

  . add new Subaccounts to or remove Subaccounts from the Separate Account, or combine Subaccounts;

  .  make the Subaccounts available under other policies we issue;

  .  add new portfolios or remove existing portfolios;

  . substitute new portfolios for any existing portfolios which we determine is no longer appropriate in light of the purposes of the Separate Account;

  .  deregister the Separate Account under the 1940 Act; and

  . operate the Separate Account under the direction of a committee or in another form.

The Portfolios

You decide the Subaccounts to which you direct Net Premiums. You may change your premium allocation without penalty or charges. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing a Subaccount to allocate your Net Premiums and assets, carefully read the prospectus for each portfolio, along with this prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

SUBACCOUNTS

You may invest in up to 10 Subaccounts of the portfolios listed below at any one time.

                                                         Adviser (and Sub-Adviser(s),
Portfolio                      Investment Objective             as applicable)
-------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS

AIM V.I. Capital          Seeks growth of capital.           A I M Advisors,
Appreciation Fund --                                         Inc.
 Series I Shares
-------------------------------------------------------------------------------------
AIM V.I. Growth Fund --   Seeks growth of capital.           A I M Advisors,
Series I Shares                                              Inc.
-------------------------------------------------------------------------------------
AIM V.I. Premier Equity   Seeks to achieve long-term         A I M Advisors,
Fund --  Series I Shares  growth of capital. Income is a     Inc.
                          secondary objective.
-------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Growth and Income         Seeks reasonable current           Alliance Capital
Portfolio --              income and reasonable              Management, L.P.
Class B                   opportunity for appreciation
                          through investments primarily
                          in dividend-paying common
                          stocks of good quality. The
                          portfolio may also invest in
                          fixed-income securities and
                          convertible securities.
-------------------------------------------------------------------------------------

                                                          Adviser (and Sub-Adviser(s),
Portfolio                       Investment Objective             as applicable)
--------------------------------------------------------------------------------------
Premier Growth             Seeks growth of capital by         Alliance Capital
Portfolio -- Class B       investing predominantly in the     Management, L.P.
                           equity securities of a limited
                           number of large, carefully
                           selected, high quality U.S.
                           companies judged likely to
                           achieve superior earnings.
--------------------------------------------------------------------------------------
Quasar Portfolio -- Class  Seeks growth of capital by         Alliance Capital
B                          pursuing aggressive investment     Management, L.P.
                           policies. This portfolio
                           invests based upon the
                           potential for capital
                           appreciation and only
                           incidentally for current
                           income. The investment
                           policies are aggressive.
--------------------------------------------------------------------------------------
DREYFUS

Dreyfus Investment         A non-diversified/1/ portfolio     The Dreyfus
Portfolios -- Emerging     seeking long-term capital          Corporation
Markets Portfolio --       growth by typically investing
Initial Shares             at least 80% of its assets in
                           the stocks of companies
                           organized, or with a majority
                           of its assets or business, in
                           emerging market countries.
--------------------------------------------------------------------------------------
The Dreyfus Socially       Seeks to provide capital           The Dreyfus
Responsible Growth Fund,   growth, with current income as     Corporation (sub-
Inc. -- Initial Shares     a secondary goal by investing      adviser, NCM
                           primarily in the common stock      Management Group,
                           of companies that in the           Inc.)
                           opinion of the portfolio's
                           management, meet traditional
                           investment standards and
                           conduct their business in a
                           manner that contributes to the
                           enhancement of the quality of
                           life in America.
--------------------------------------------------------------------------------------
FEDERATED INSURANCE SERIES

Federated High Income      Seeks high current income.         Federated
Bond Fund II -- Service    Seeks to achieve its objective     Investment
Shares                     by investing primarily in a        Management Company
                           diversified portfolio of
                           professionally managed fixed-
                           income securities. The fixed-
                           income securities in which the
                           portfolio intends to invest
                           are lower-rated corporate debt
                           obligations, commonly referred
                           to as "junk bonds." The risks
                           of these securities and their
                           high yield potential are
                           described in the prospectus
                           for the Federated Insurance
                           Series, which should be read
                           carefully before investing.
--------------------------------------------------------------------------------------
Federated International    Seeks to provide long-term         Federated Global
Small Company Fund II      growth of capital. The             Investment
                           portfolio pursues this             Management Corp.
                           objective by investing at
                           least 65% of its assets in
                           equity securities of foreign
                           companies that have a market
                           capitalization at the time of
                           purchase of $1.5 billion or
                           less.
--------------------------------------------------------------------------------------

 /1/A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio

                                                          Adviser (and Sub-Adviser(s),
Portfolio                       Investment Objective             as applicable)
--------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND ("VIP")

VIP Equity-Income          Seeks reasonable income and        Fidelity Management
Portfolio -- Service       will consider the potential        & Research Company;
Class 2                    for capital appreciation. The      (subadvised by FMR
                           portfolio also seeks a yield,      Co., Inc.)
                           which exceeds the composite
                           yield on the securities
                           comprising the S&P 500 by
                           investing primarily in income-
                           producing equity securities
                           and by investing in domestic
                           and foreign issuers.
--------------------------------------------------------------------------------------
VIP Growth Portfolio --    Seeks capital appreciation by      Fidelity Management
Service Class 2            investing primarily in common      & Research Company;
                           stocks of companies believed       (subadvised by FMR
                           to have above-average growth       Co., Inc.)
                           potential.
--------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II ("VIP II")

VIP II Contrafund(R)       Seeks long-term capital            Fidelity Management
Portfolio -- Service       appreciation by investing          & Research Company
Class 2                    mainly in common stocks and in     (subadvised by
                           securities of companies whose      Fidelity Management
                           value is believed to have not      & Research (U.K.)
                           been fully recognized by the       Inc., Fidelity
                           public. This portfolio invests     Management &
                           in domestic and foreign            Research (Far East)
                           issuers. This portfolio also       Inc. and Fidelity
                           invests in "growth" stocks,        Investments Japan
                           "value" stocks, or both.           Limited; FMR Co.,
                                                              Inc.)
--------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III ("VIP III")

VIP III Growth & Income    Seeks high total return            Fidelity Management
Portfolio -- Service       through a combination of           & Research Company
Class 2                    current income and capital         (subadvised by
                           appreciation by investing a        Fidelity Management
                           majority of assets in common       & Research (U.K.)
                           stocks with a focus on those       Inc., Fidelity
                           that pay current dividends and     Management &
                           show potential for capital         Research (Far East)
                           appreciation.                      Inc. and Fidelity
                                                              Investments Japan
                                                              Limited; FMR Co.,
                                                              Inc.)
--------------------------------------------------------------------------------------
VIP III Mid Cap            Seeks long-term growth of          Fidelity Management
Portfolio -- Service       capital by investing primarily     & Research Company
Class 2                    in common stocks and at least      (subadvised by
                           80% of total assets in             Fidelity Management
                           securities of companies with       & Research (U.K.),
                           medium market capitalizations.     Inc. and Fidelity
                                                              Management &
                                                              Research Far East
                                                              Inc.)
--------------------------------------------------------------------------------------
GE INVESTMENTS FUNDS, INC.

Income Fund                Seeks to provide maximum           GE Asset Management
                           income consistent with prudent     Incorporated
                           investment management and
                           preservation of capital by
                           investing primarily in a
                           variety of investment-grade
                           debt securities, such as
                           mortgage-backed securities,
                           corporate bonds, U.S.
                           Government securities and
                           money market instruments.
--------------------------------------------------------------------------------------
Mid-Cap Value Equity Fund  Seeks to provide long-term         GE Asset Management
                           growth of capital and future       Incorporated
                           income by investing primarily
                           in equity securities of mid-
                           cap companies that the
                           investment adviser believes
                           are undervalued by the market
                           and have above-average growth
                           potential.
--------------------------------------------------------------------------------------

                                                            Adviser (and Sub-Adviser(s),
Portfolio                         Investment Objective             as applicable)
----------------------------------------------------------------------------------------
Money Market Fund            Seeks to provide a high level      GE Asset Management
                             of current income consistent       Incorporated
                             with the preservation of
                             capital and maintenance of
                             liquidity by investing in
                             various types of U.S. dollar
                             denominated short-term money
                             market instruments.
----------------------------------------------------------------------------------------
Premier Growth Equity        Seeks to provide long-term         GE Asset Management
Fund                         growth of capital and future       Incorporated
                             income rather than current
                             income by investing primarily
                             in a limited number of equity
                             securities of large and
                             medium-sized companies that
                             have above-average growth
                             histories and/or growth
                             potential.
----------------------------------------------------------------------------------------
S&P 500(R) Index Fund/2/     Seeks to provide growth of         GE Asset Management
                             capital and accumulation of        Incorporated
                             income that corresponds to the     (subadvised by SSgA
                             investment return of the           Funds Management,
                             Standard & Poor's 500              Inc.)
                             Composite Stock Price Index
                             through investment in common
                             stocks comprising that Index.
----------------------------------------------------------------------------------------
Small-Cap Value Equity Fund  Seeks to provide long-term         GE Asset Management
                             growth of capital by investing     Incorporated
                             primarily in a portfolio of        (subadvised by
                             equity securities of small-        Palisade Capital
                             capitalization companies           Management, L.L.C.)
                             traded on U.S. securities
                             exchanges or in the U.S. over-
                             the-counter markets. The
                             portfolio defines a small-cap
                             company as one with a market
                             capitalization within the
                             capitalization range of the
                             Russell 2000 Index.
----------------------------------------------------------------------------------------
U.S. Equity Fund             Seeks to provide long-term         GE Asset Management
                             growth of capital through          Incorporated
                             investments primarily in
                             equity securities of U.S.
                             companies.
----------------------------------------------------------------------------------------
Value Equity Fund            Seeks to provide long-term         GE Asset Management
                             growth of capital and future       Incorporated
                             income by investing primarily
                             in equity securities of
                             companies with large sized
                             market capitalizations that
                             the investment adviser
                             considers to be undervalued by
                             the market.
----------------------------------------------------------------------------------------
JANUS ASPEN SERIES

Aggressive Growth Portfolio  A non-diversified/1/ portfolio     Janus Capital
-- Service Shares            that seeks long-term growth of     Management LLC
                             capital.
----------------------------------------------------------------------------------------

 /1/A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.
 /2/"Standard & Poor's," "S&P," and "S&P 500" are trademarks of The McGraw-Hill
    Companies, Inc. and have been licensed for use by GE Asset Management Incorporated. The S&P 500(R) Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this portfolio or the contract.

                                                         Adviser (and Sub-Adviser(s),
Portfolio                      Investment Objective             as applicable)
-------------------------------------------------------------------------------------
Balanced Portfolio --     Seeks long-term capital            Janus Capital
Service Shares            growth, consistent with            Management LLC
                          preservation of capital and
                          balanced by current income.
-------------------------------------------------------------------------------------
Capital Appreciation      A non-diversified/1/ portfolio     Janus Capital
Portfolio -- Service      that seeks long-term growth of     Management LLC
Shares                    capital.
-------------------------------------------------------------------------------------
Global Life Sciences      A non-diversified/1/ portfolio     Janus Capital
Portfolio -- Service      that seeks long-term growth of     Management LLC
Shares                    capital.
-------------------------------------------------------------------------------------
Global Technology         A non-diversified/1/ portfolio     Janus Capital
Portfolio -- Service      that seeks long-term growth of     Management LLC
Shares                    capital.
-------------------------------------------------------------------------------------
Growth Portfolio --       Seeks long-term growth of          Janus Capital
Service Shares            capital in a manner consistent     Management LLC
                          with the preservation of
                          capital.
-------------------------------------------------------------------------------------
International Growth      Seeks long-term growth of          Janus Capital
Portfolio -- Service      capital.                           Management LLC
Shares
-------------------------------------------------------------------------------------
Worldwide Growth          Seeks long-term growth of          Janus Capital
Portfolio -- Service      capital in a manner consistent     Management LLC
Shares                    with the preservation of
                          capital.
-------------------------------------------------------------------------------------
MFS(R) VARIABLE INSURANCE TRUST

MFS(R) Investors Growth   Seeks to provide long-term         Massachusetts
Stock Series -- Service   growth of capital and future       Financial Services
Class Shares              income rather than current         Company ("MFS(R)")
                          income. The portfolio pursues
                          this objective by investing,
                          at least 80% of its total
                          assets in common stocks and
                          related securities, of
                          companies MFS(R) believes
                          offer better than average
                          prospects for long-term
                          growth.
-------------------------------------------------------------------------------------
MFS(R) Investors Trust    Seeks to provide long-term         Massachusetts
Series -- Service Class   growth of capital and              Financial Services
Shares                    secondarily to provide             Company ("MFS(R)")
                          reasonable current income. The
                          portfolio pursues this
                          objective by investing, under
                          normal market conditions, at
                          least 65% of its total net
                          assets in common stocks and
                          related securities. This
                          series will also seek to
                          generate gross income equal to
                          approximately 90% of the
                          dividend yield on the Standard
                          & Poor's 500 Composite Index.
-------------------------------------------------------------------------------------
MFS(R) New Discovery      Seeks capital appreciation.        Massachusetts
Series -- Service Class   The portfolio pursues this         Financial Services
Shares                    objective by investing at          Company ("MFS(R)")
                          least 65% of its net assets in
                          equity securities of emerging
                          growth companies.
-------------------------------------------------------------------------------------
MFS(R) Utilities          Seeks capital growth and           Massachusetts
Series -- Service Class   current income. The portfolio      Financial Services
Shares                    pursues this objective by          Company ("MFS(R)")
                          investing at least 80% of its
                          total assets in equity and
                          debt securities of domestic
                          and foreign companies in the
                          utilities industry.
-------------------------------------------------------------------------------------

 /1/A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.

                                                          Adviser (and Sub-Adviser(s),
Portfolio                       Investment Objective             as applicable)
--------------------------------------------------------------------------------------
OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Global         Seeks long-term capital            OppenheimerFunds,
Securities Fund/VA --      appreciation by investing a        Inc.
Service Shares             substantial portion of assets
                           in securities of foreign
                           issuers, "growth-type"
                           companies, cyclical industries
                           and special situations that
                           are considered to have
                           appreciation possibilities.
                           The portfolio invests mainly
                           in common stocks of U.S. and
                           foreign issuers.
--------------------------------------------------------------------------------------
Oppenheimer Main Street    Seeks high total return, which     OppenheimerFunds,
Growth & Income            includes growth in the value       Inc.
Fund/VA -- Service Shares  of its shares as well as
                           current income, from equity
                           and debt securities. The
                           portfolio invests mainly in
                           common stocks of U.S.
                           companies.
--------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST

Foreign Bond Portfolio --  A non-diversified/1/ portfolio     Pacific Investment
Administrative Class       seeking to maximize total          Management
Shares                     return, consistent with            Company LLC
                           preservation of capital and
                           prudent investment management.
                           The portfolio primarily
                           invests in intermediate
                           maturity hedged non-U.S. fixed
                           income securities.
--------------------------------------------------------------------------------------
High Yield Portfolio --    Seeks to maximize total            Pacific Investment
Administrative Class       return, consistent with            Management
Shares                     preservation of capital and        Company LLC
                           prudent investment management.
                           The portfolio primarily
                           invests in higher yielding
                           fixed income securities (also
                           known as "junk bonds").
--------------------------------------------------------------------------------------
Long-Term U.S. Government  Seeks to maximize total            Pacific Investment
Portfolio --               return, consistent with the        Management
Administrative Class       preservation of capital and        Company LLC
Shares                     prudent investment management.
                           The portfolio primarily
                           invests in long-term maturity
                           fixed income securities.
--------------------------------------------------------------------------------------
Total Return Portfolio --  Seeks to maximize total return     Pacific Investment
Administrative Class       consistent with preservation       Management
Shares                     of capital and prudent             Company LLC
                           investment management. The
                           portfolio primarily invests in
                           intermediate maturity fixed
                           income securities.
--------------------------------------------------------------------------------------
RYDEX VARIABLE TRUST

OTC Fund/3/                A non-diversified/1/ portfolio     Rydex Global
                           that seeks to provide              Advisors
                           investment results that
                           correspond to a benchmark for
                           over-the-counter securities by
                           investing primarily in
                           securities of companies
                           included in NASDAQ 100
                           Index(TM).
--------------------------------------------------------------------------------------

 /1/A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.
 /3/The NASDAQ 100 Index(TM) is an unmanaged index that is a widely recognized indicator of OTC Market performance.

                                                         Adviser (and Sub-Adviser(s),
Portfolio                      Investment Objective             as applicable)
-------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST

Comstock Portfolio --     The portfolio's investment         Van Kampen Asset
Class II Shares           objective is to seek capital       Management Inc.
                          growth and income through
                          investments in equity
                          securities, including common
                          stocks, preferred stocks and
                          securities convertible into
                          common and preferred stocks.
-------------------------------------------------------------------------------------
Emerging Growth           The portfolio's investment         Van Kampen Asset
Portfolio -- Class II     objective is to seek capital       Management Inc.
Shares                    appreciation.
-------------------------------------------------------------------------------------

Not all of these portfolios may be available or in all markets.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Subaccounts. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or for other purposes described in the Policy. We automatically reinvest all dividends and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in unit values.

Shares of the portfolios are not sold directly to the general public. They are sold to us, and they may also be sold to other insurance companies that issue variable annuity and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectuses for the Funds for additional information.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Separate Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. The amounts we receive under these agreements may be significant. The agreements reflect administrative services we provide. We may also receive Service Share fees from certain portfolios. These fees are for the administrative services we provide to these portfolios and are deducted from portfolio assets attributable to the Policies. In addition, our affiliate, Capital Brokerage Corporation, the principal underwriter for the Policies, may receive 12b-1 fees deducted from portfolio assets attributable to the Policies for providing distribution and shareholder support services to some of the portfolios. Because the Service Share fees and 12b-1 fees are paid out of a portfolio's assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.


VOTING RIGHTS

As required by law, we will vote the portfolio shares of the portfolios held in the Separate Account at special shareholder meetings based on instruction from you. However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

Whenever a Fund calls a shareholders' meeting, Owners with voting interests in a portfolio will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Each person having a voting interest in the portfolio will receive proxy voting materials, reports, other materials, and a form with which to give us voting instructions.

We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares for which no timely instructions are received in the same proportion to those that are received. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.


Since the portfolios may engage in mixed and shared funding, it is possible that other persons or entities besides us may vote shares of the portfolio. See "The Portfolios" provision of this prospectus.

Guarantee Account

Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to this and other Separate Accounts. Subject to statutory authority, we have sole discretion over the investment of assets of the General Account. The assets of the General Account are chargeable with liabilities arising out of any business we may conduct.

Due to certain exemptive and exclusionary provisions of the Federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the "1933 Act"), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither the interests in the Guarantee Account nor our General Account are generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account and the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy of statements made in a registration statement. The Guarantee Account may not be available in all markets. All assets in the Guarantee Account are subject to liabilities from business operations.

You may allocate some or all of your premium payments and transfer some or all of your assets to the Guarantee Account. We credit the portion of the assets allocated to the Guarantee Account with interest (as described below). Assets in the Guarantee Account are subject to some, but not all, of the charges we assess in connection with the Policy. See the "Charges and Deductions" provision of this prospectus.

Each time you allocate premium payments or transfer assets to the Guarantee Account, we establish an interest rate guarantee period. For each interest rate guarantee period, we guarantee an interest rate for a year. At the end of an interest rate guarantee period, a new interest rate will become effective, and a new interest rate guarantee period will commence with respect to that portion of the assets in the Guarantee Account represented by that particular allocation.

The initial interest rate guarantee period for any allocation will be one year or longer. Subsequent interest rate guarantee periods will each be at least one year. We may credit additional rates of interest for specified periods from time to time. We determine the interest rates in our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as premium payments or transfers of assets under the Policies. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. Amounts you allocate to the Guarantee

Account will not share in the investment performance of our General Account. We cannot predict or guarantee the level of interest rates in future guarantee periods. However, the interest rates for any interest guarantee period will be at least the guaranteed interest rate shown in your Policy.

We will notify Owners in writing at least 10 days prior to the expiration date of any interest rate guarantee period about the then currently available interest rate guarantee periods and the guaranteed interest rates applicable to such interest rate guarantee periods. A new interest rate guarantee period will commence automatically unless we receive written notice prior to the end of the 30 day period following the expiration of the interest rate guarantee period ("30 day window") of your election of a different interest rate guarantee period from among those being offered by us at the time, or instructions to transfer all or a portion of the remaining amount to one or more Subaccounts subject to certain restrictions. (See the "Transfers" provision of this prospectus.) During the 30-day window, the allocation will accrue interest at the new interest rate guarantee period's interest rate.

To the extent permitted by law we reserve the right at any time to offer interest rate guarantee periods that differ from those available when we first issued the Policy, and to credit additional interest on premium payments and assets allocated to the Guarantee Account participating in the dollar-cost averaging program. See the "Dollar-Cost Averaging" provision of this prospectus. (This may not be available to all classes of Policies). We also reserve the right, at any time, to stop accepting premium payments or transfers of assets to a particular interest rate guarantee period. Since the specific interest rate guarantee periods available may change periodically, please contact our Service Center to determine the interest rate guarantee periods currently being offered.

Charges and Deductions


This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. The services and benefits we provide include:

  . the partial surrender, surrender, Policy loan and Death Benefits under the Policy;

  . Investment Options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs;

  .  administration of various elective options under the Policy; and

  .  the distribution of various reports to Owners.

The costs and expenses we incur include:

  . those associated with underwriting applications, increases in Specified Amount, and riders;

  . various overhead and other expenses associated with providing the services and benefits provided by the Policy;

  . sales and marketing expenses, including compensation paid in connection with sales of the Policies; and

  . other costs of doing business, such as Federal, state and local premium and other taxes and fees.

The risks we assume include:

  . that Insured(s) may live for a shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected;

  . that the costs of providing the services and benefits under the Policies will exceed the charges deducted; and

  . that the Guarantee Account assets will earn less than the guaranteed interest rate we credit.

We may profit from any charges deducted, such as the mortality and expense risk charge. We may use any such profits for any purpose, including payment of distribution expenses.

PREMIUM CHARGE

We currently deduct a 5% charge from each premium before placing the resulting Net Premium in the Subaccounts or the Guarantee Account. This charge is guaranteed not to exceed 7.5%. We currently do not deduct the maximum 7.5% premium charge but reserve the right to do so. We will not assess the premium charge against the Policy loan portion of a premium received from the rollover of a life insurance policy.

MONTHLY DEDUCTION

We take a monthly deduction on the Policy Date and each Monthly Anniversary Date from your Account Value. The monthly deduction for each Policy consists of:


  .  the cost of insurance charge (discussed below);

  .  the mortality and expense risk charge (discussed below);

  .  a current monthly policy charge of $5 ($8 per month maximum);


  . a maximum monthly expense charge of $0.83 per $1,000 of Base Specified Amount for the first 10 Policy years. The monthly expense charge is based on the initial Base Specified Amount for the first 10 Policy years and varies by Age(s), gender and rating class (excluding the Specified Amount attributable to any supplemental benefits). A maximum monthly expense of $0.83 per $1,000 of Modified Base Specified Amount is assessed until the Insured attains Age 100 (this charge varies by Age(s), gender and rating class). If an increase in Base Specified Amount becomes effective, there will be an additional maximum charge of $0.83 per $1,000 of increase included in the monthly deduction for the first 10 Policy years following the increase. If an increase in Modified Base Amount becomes effective, there will be an additional maximum charged $0.83 per $1,000 increase included in the monthly deduction until the insured reaches Age 100 following the increase. See the "Changing the Specified Amount" provision of this prospectus; and


  . any charges for additional benefits added by riders to the Policy (see the "Supplemental Benefits" provision of this prospectus).


We currently deduct monthly a mortality and expense risk charge at an effective annual rate of 0.50% of the first $100,000 of unloaned assets in the Subaccounts (0.50% of the first $200,000 of unloaned assets in the Subaccount for a joint and last survivor Policy). For the first 20 Policy years, we also deduct a mortality and expense risk charge for unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) at an annual effective rate of 0.10%. Beginning with Policy year 21, we do not deduct a mortality and expense risk charge for unloaned assets in the Subaccounts over $100,000 ($200,000 for joint and last survivor Policy). We will not increase this charge for the duration of your Policy.


The mortality risk we assume is the risk that Insured(s) may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit Proceeds than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policies.


We will deduct the monthly deduction from the Subaccounts and the Guarantee Account based on your written instructions. If you do not provide us with written instructions, we will deduct the monthly deduction from the Subaccounts and the Guarantee Account in proportion to your assets in each Subaccount and the Guarantee Account.

COST OF INSURANCE

The cost of insurance is a significant charge under your Policy because it is the primary charge for the Death Benefit we provide you. The cost of insurance charge depends on a number of factors (Age, gender, Policy duration, and risk class) that cause the charge to vary from Policy to Policy and from Monthly Anniversary Date to Monthly Anniversary Date. We will determine the risk class (and therefore the rates) separately for the initial Specified Amount and for any increase in Specified Amount that requires evidence of insurability.

For a joint and last survivor Policy, we determine the cost of insurance in a manner that reflects the anticipated mortality of both Insureds and the fact that the Death Benefit is not payable until the death of the last surviving Insured.

We calculate the cost of insurance on each Monthly Anniversary Date based on your net amount at risk. We determine your net amount at risk by the following formula:

             Death Benefit
             Proceeds
            --------------  --  Account Value
              1.0032737

To determine your cost of insurance for a particular Policy Month, we divide your net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Death Benefit Option A or Option B is in effect, and the Specified Amount has increased, we first consider the Account Value part up to the initial Specified Amount. If the Account Value is more than the initial Specified Amount, we will allocate that Account Value to the increases in Specified Amount in the order of such increases. If Death Benefit Option C is in effect, and the Specified Amount has increased, we first consider Account Value part of the initial Specified Amount. If Account Value is more than the initial Specified Amount plus premium payments, we will allocate that Account Value to the increases in Specified Amount.

The cost of insurance rate for an Insured is based on his or her Age, gender, Policy duration and applicable risk class. We currently place Insureds in the following risk classes when we issue the Policy, based on our underwriting:

  . a male or female or unisex risk class (where appropriate under applicable law); and

  .  a nicotine use or no nicotine use risk class.

In addition, some Insureds may qualify for a preferred rating. The original risk class applies to the initial Specified Amount. If an increase in Specified Amount is approved, a different risk class may apply to the increase, based on an Insured's circumstances at the time of the increase.

We may change the cost of insurance rates from time to time at our sole discretion, but we guarantee that the rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the Commissioners' 1980 Standard Ordinary Mortality Tables. The maximum cost of insurance rates are based on the Insured's Age nearest birthday at the start of the Policy year. Modifications to cost of insurance rates are made for risk classes other than standard. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and depend on our expectation of future experience with respect to mortality, interest, expenses, persistency, and taxes. A change in rates will apply to all persons of the same Age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

We will deduct the cost of insurance charge from the Subaccounts and the Guarantee Account based on your written instructions. If you do not provide us with written instructions, we will deduct the cost of insurance charge proportionately from your assets in the Subaccounts and the Guarantee Account. The monthly deduction for cost of insurance charges will end on the Policy Anniversary Date on which the Insured under a single life Policy or the youngest Insured under a joint and last survivor Policy reaches Attained Age 100.

SURRENDER CHARGE

If you fully surrender your Policy during the surrender charge period, we will deduct a surrender charge. The maximum surrender charge we will assess is $37.19 per $1,000 of Specified Amount. We calculate the surrender charge by multiplying a factor times the lowest Specified Amount in effect before the surrender, divided by 1000. The factor depends on the issue Age and gender (where applicable), of the Insured. For a joint and last survivor Policy, the factor depends on the issue Age, gender (where applicable) and risk class of both Insureds. The surrender charge remains level for the first five Policy years and then decreases each Policy Month to zero over the next 5 Policy years. We will deduct the surrender charge before we pay the Surrender Value.

If you increase the Specified Amount (other than as a result of a change in Death Benefit option), you will also incur a surrender charge. The factor used in determining the amount of the surrender charge depends on the issue Age of the Insured for a single life Policy or both Insureds for a joint and last survivor Policy. The charge will apply to the increase in Specified Amount.

If you decrease the Specified Amount to less than the lowest Specified Amount that had previously been in effect (other than as a result of partial surrenders or changes in Death Benefit options), you will also incur a surrender charge. The amount of the surrender charge will be based:

  (1) first upon any surrender charge in effect for the most recent increase in Specified Amount;

  (2) then upon any surrender charge in effect for the next most recent increases in Specified Amount in succession; and

  (3) finally upon the surrender charge in effect for the original Specified Amount.

We disclose the surrender charges on the data pages of your Policy. Upon request, we will illustrate the surrender charges that apply to your Policy.

We do not assess a surrender charge for partial surrenders.

PARTIAL SURRENDER PROCESSING FEE

We currently do not assess a processing fee for partial surrenders. However, we reserve the right to deduct a partial surrender processing fee in the future. The fee will not exceed the lesser of $25 or 2% of the amount surrendered.

OTHER CHARGES

Upon written request, we will provide a projection of illustrative future life insurance and Account Value proceeds. We reserve the right to charge a maximum fee of $25 for the cost of preparing the illustration.

There are deductions from and expenses paid out of the assets of each portfolio that are more fully described in each portfolio's prospectus.

In addition, we reserve the right to impose a transfer charge of up to $20 for each transfer after the twelfth transfer in a Policy year. This charge will be at cost with no profit to us. We currently do not assess a transfer charge.

REDUCTION OF CHARGES FOR GROUP SALES

We may reduce charges and/or deductions for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. We will base these discounts on the following:

  (1) The size of the group. Generally, the sales expenses for each individual Owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

  (2) The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

  (3) The purpose for which the Policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

  (4) The nature of the group for which the Policies are purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced. Likewise, we may realize reduced sale and other expenses for sales to groups that are affiliated with us or with whom we transact business, such as our own employees, the employees of our affiliated companies, the employees of broker/dealers with whom we have selling agreements and the employees of our other business partners, including family members of such employees.

  (5) Other circumstances. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

If, after we consider the factors listed above, we determine that a group purchase would result in reduced sales expenses, we may reduce the charges and/or deductions for each group. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected Owners and all other owners of Policies funded by the Separate Account.

We may also reduce charges and/or deductions for sales of the Policies for a director, officer, employee or registered representative of a broker-dealer or insurance agency that has a current selling agreement for the Policy with the Company to the extent we realize savings of sales and administrative expenses.

We may also reduce charges and/or deductions for sales of the Policies for persons related to the above persons, specifically the then current spouse, parents, siblings, child(ren) or other legal dependents under the age of 21.

Persons noted above must be either the Owner or the Insured of a Policy issued pursuant to this prospectus.

Any such reduction in charges and/or deductions will be consistent with the standards we use in determining the reduction in charges and/or deductions for other group arrangements.

The Policy

The Policy is a flexible premium variable life insurance policy. We may issue the Policy either on the life of a single Insured or the lives of two Insureds on a joint and last survivor basis. We describe your rights and benefits below and in the Policy.

APPLYING FOR A POLICY

To purchase a Policy, you must complete an application and you or your agent must submit it to us at our Service Center. You also must pay an initial premium of a sufficient amount. See the "Premiums" provision of this prospectus. You can submit your initial premium with your application or at a later date. If you submit your initial premium with your application, please remember that we will place your premium in a non-interest bearing account for a certain amount of time. See the "Allocating Premiums" provision of this prospectus. Coverage generally becomes effective as of the Policy Date.


Generally, we will issue a Policy on a single Insured basis covering an Insured up to Age 85 and on a joint and last survivor basis covering Insureds from Age 20 up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may, in our sole discretion, issue a Policy covering an Insured over Age 85. We may reject an application for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

If we do not receive the full first premium with your application, the insurance will become effective on the effective date. This date is the date that we receive your premium and that we deliver your Policy. All persons proposed for insurance must be insurable on the Policy Date.

If premium is accepted with the application, the Temporary Insurance Application Agreement ("TIAA") must be completed, signed and returned to us with the application and you should keep a copy. TIAA guidelines limit availability of temporary insurance to proposed Insured(s) between the ages of 15 days and 70 years and who answer "No" to all questions on the TIAA.


Temporary insurance begins on the date the TIAA is signed. The coverage will automatically end and the entire amount remitted with the application will be returned without interest to or for the benefit of you on the earliest of the following dates:

  (1)  the date you withdraw the application;

  (2) 45 days after the date of the Temporary Insurance Agreement if we have not received a properly completed and signed Application -- Part II -- Medical History and all medical examinations and tests required by us as set forth in our Initial Submission Guidelines;

  (3) the date we send notice to you at the address shown on the Application that we have declined to issue the Policy; and

  (4)  90 days after the date of the Temporary Insurance Agreement.

Temporary Insurance will also end on the date when insurance takes effect under the Policy, at which point the amount remitted will be applied to the Policy.

OWNER

You have rights in the Policy during the Insured's lifetime under a single life Policy and during the lifetimes of both Insureds under a joint and last survivor Policy. If you die before an Insured and there is no contingent Owner, ownership will pass to your estate.

We will treat Joint Owners as having equal undivided interests in the Policy. All Owners must together exercise any ownership rights in the Policy. If the last surviving joint Owner dies before the Insured under a single life Policy or the last surviving Insured under a joint and last survivor Policy and there is no contingent Owner, ownership will pass to your estate.

BENEFICIARY

You designate the primary Beneficiary(ies) and contingent Beneficiary(ies) when you apply for the Policy. You may name one or more primary Beneficiary(ies) or contingent Beneficiaries. We will pay the proceeds to the surviving primary Beneficiary(ies) if any (or surviving contingent Beneficiary(ies) if there is no surviving primary Beneficiary(ies)) in equal shares, unless you request otherwise.


Unless an Optional Payment Plan is chosen, we will pay the death proceeds in a lump sum to the primary Beneficiary(ies). If the primary Beneficiary(ies) dies before the Insured under a single life Policy or the last surviving Insured under a joint and last survivor Policy, we will pay the proceeds to the contingent Beneficiary(ies). If there is no surviving contingent
Beneficiary(ies) we will pay the proceeds to you or your estate.


CHANGING THE OWNER OR BENEFICIARY

During an Insured's life, you may change the Owner. You may change the Beneficiary during an Insured's life (unless the Beneficiary was designated as an irrevocable Beneficiary). To make this change, please write our Service Center. The request and the change must be in a form satisfactory to us and we must actually receive the request. The change will take effect as of the date you signed the request.

CANCELING A POLICY

You may cancel your Policy during the "free-look period" by returning it to us at our Service Center. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within 7 calendar days after we receive the returned Policy, we will refund an amount equal to the sum of all premiums paid for the Policy, or other amounts as required under state law.

Premiums

GENERAL

The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, gender (where applicable), and risk class of a proposed Insured, the desired Specified Amount, any supplemental benefits, investment performance of the Subaccounts and interest credited under the Guarantee Account. We will usually credit your initial premium payment to the Policy on the later of the date we approve your application and the date we receive your payment. We will credit any subsequent premium payment to the Policy on the Valuation Day we receive the payment at our Service Center. After you pay the initial premium, you may make unscheduled premium payments in any amount and at any time subject to certain restrictions.


When you apply for the Policy, you will choose one of two alternative tests to evaluate whether your Policy qualifies as life insurance under the Code. If you choose the Guideline Premium Test, the total premiums you pay may not exceed the guideline premium limitation for life insurance set forth in the Code as shown in your Policy. We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium along with any interest it accrued. If you choose the Cash Value Accumulation Test, the terms of the Policy require that the Death Benefit equal at least a factor (set forth in the Policy, and which is dependent upon the age of the Insured(s)) multiplied by the Account Value. Once chosen, you cannot change your choice later. You should consult a tax adviser before making your choice.

For your convenience, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a Modified Endowment Contract under the Code. See the "Tax Considerations" provision of this prospectus. We reserve the right to limit the number and amount of any unscheduled premium payments.

TAX-FREE EXCHANGES (1035 EXCHANGES)

We will accept money from another contract as part of your initial premium, if that contract qualifies for a tax-free exchange under Section 1035 of the Code. If you contemplate such an exchange, you should consult a tax advisor to learn the potential tax effects of such a transaction. We will accept 1035 exchanges even if there is an outstanding loan on the other policy, so long as the outstanding loan is no more than 50% of the rollover premium. We may allow higher loan percentages. Replacing your existing coverage with this Policy may not be to your advantage.

CERTAIN INTERNAL EXCHANGES

If you replace an existing GE Capital Life Assurance Company of New York fixed permanent life insurance policy with this Policy, we may waive some or all of any applicable surrender charge on the fixed permanent life insurance policy, provided that:

  (1) the fixed permanent life insurance policy has a positive Surrender Value at the time of the exchange; and

  (2) the entire Account Value in the fixed permanent life insurance policy is rolled over into the Policy.

If you qualify, the maximum amount of surrender charge we will waive on the fixed permanent life insurance policy is equal to 0.05 multiplied by the Account Value.

PERIODIC PREMIUM PLAN

When you apply for a Policy, you may select a periodic premium payment plan. Under this plan, you may choose to receive a premium notice either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments paid via automatic deduction from your bank account or any other similar account we accept. You are not required to pay premiums in accordance with this premium plan; you can pay more or less than planned or skip a planned premium payment entirely. Subject to our administrative servicing guidelines, you can change the amount of planned premiums or switch between frequencies, whenever you want by providing satisfactory instructions to our Service Center. Any change will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See the "Changing the Specified Amount."

MINIMUM PREMIUM PAYMENT

Generally, the minimum amount of premium we will accept in connection with a periodic premium payment plan is $50. Please keep in mind that you may have to pay a higher amount to keep the Policy in force. Even if you pay the minimum premium amount, your Policy may lapse. See the "Premium to Prevent Termination" provision of this prospectus. For purposes of the minimum premium payment requirements, we deem any payment to be a Planned Periodic Premium if we receive it within 30 days (before or after) of the scheduled date for a Planned Periodic Premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. We will deem all other premium payments to be unscheduled premium payments. Unless you direct us otherwise, we apply unscheduled premium payments first to repay any Policy Debt.

ALLOCATION PREMIUMS

When you apply for a Policy, you specify the percentage of your Net Premium we allocate to each Subaccount and the Guarantee Account. You may only direct your Net Premiums and assets to not more than 10 Subaccounts plus the Guarantee Account at any given time. You can change the allocation percentages by writing or calling our Service Center. The change will apply to all premiums we receive with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.


Until we approve your application, receive all necessary forms including any subsequent amendments to the application, and receive the entire initial premium, we will place any premiums you pay into a non-interest bearing account. We will then allocate your initial Net Premiums and any Net Premiums received within 15 days after the Policy Date to the GE Investments Funds, Inc. -- Money Market Fund ("Money Market Subaccount"). The entire value will remain in the Money Market Subaccount for 15 days after the Policy Date. After 15 days the assets in the Money Market Subaccount will be transferred in accordance with your Net Premium allocation instructions. Any Net Premium received after 15 days from the Policy Date will be allocated in accordance to your instructions.

How Your Account Value Varies

ACCOUNT VALUE

Your Account Value is the entire amount we hold under your Policy for you. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Subaccount, the Guarantee Account and the amount held in the General Account to secure Policy Debt. We determine your Account Value first on your Policy Date (or on the date we receive your initial premium, if later) and after that on each Valuation Day. Your Account Value will vary to reflect the performance of the Subaccounts and interest credited under the Guarantee Account to which you have allocated amounts and also will vary to reflect Policy Debt, charges for the monthly deduction, mortality and expense risk charges, transfers, partial surrenders, and Policy Debt repayments. Your Account Value may be more or less than the premiums you paid and you bear the investment risk with respect to the amounts allocated to the Subaccounts.


SURRENDER VALUE

The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that we would deduct if you surrendered the Policy that day and any Policy Debt.

SUBACCOUNT VALUES

On any Valuation Day, the value of a Subaccount equals the number of Subaccount units we credit to the Policy multiplied by the unit value for that day. When you make allocations to an Subaccount, either by Net Premium allocation, transfer of assets, transfer of Policy Debt loan interest from the General Account, or repayment of a Policy loan, we credit your Policy with units in that Subaccount. We determine the number of units by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount's unit value for the Valuation Day when we effect the allocation, transfer or repayment.

The number of units we credit to a Policy will decrease whenever we take the allocated portion of the monthly deduction, you take a Policy loan or a partial surrender from the Subaccount, you transfer an amount from the Subaccount, you take a partial surrender from the Subaccount, or you surrender the Policy.

UNIT VALUES

We arbitrarily set the unit value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount's unit value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Day to the next. We determine unit value, after a Subaccount's operations begin, by multiplying the net investment factor for that Valuation Period by the unit value for the immediately preceding Valuation Period.

NET INVESTMENT FACTOR

The net investment factor for a Valuation Period is (a) divided by (b), where:

  (a)  is the result of:

    (1)  the value of the assets at the end of the preceding Valuation Period;
         plus

    (2) the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

    (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

    (4) any amount charged against the Separate Account for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Separate Account; and

  (b) is the value of the assets in the Subaccount at the end of the preceding Valuation Period.

Transfers

GENERAL

You may transfer assets among the Subaccounts and the Guarantee Account at any time. Transfer requests may be made in writing or in any other form acceptable to us.

A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Service Center. We may place limitations on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts.

We may defer transfers under the same conditions that we may delay paying proceeds. See the "Requesting Payments" provision of this prospectus. Currently, there is no limit on the number of transfers among the Subaccounts and the Guarantee Account, but we reserve the right to limit the number of transfers to 12 each calendar year. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason. We may not honor transfers made by third parties. See the "Transfers by Third Parties" provision of this prospectus.

We also reserve the right to impose restrictions on transfers involving the Guarantee Account. Such restrictions may include permitting transfers from an interest rate guarantee period only during the 30 day period immediately following the end of the guarantee period, limiting the amount of assets available for transfer at any one time to 25% of the allocations to the Guarantee Account plus accrued interest and prohibiting transfers to the Guarantee Account for the six month period following a transfer from the Guarantee Account.

Sometimes, we may not honor your transfer request. We may not honor your transfer request:

  (1) if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the portfolio in which the Subaccount invests;


  (2) if the transfer is a result of more than one trade involving the same Subaccount within a 30 day period;

  (3) if necessary for the Policy to qualify as life insurance under the Code; or

  (4) if the transfer would adversely affect accumulation unit values. This may occur if the transfer would affect one percent or more of the relevant Fund's total assets.

We also may not honor transfers made by third parties. (See the "Transfers by Third Parties") provision of this prospectus.

When thinking about a transfer of assets, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

DOLLAR-COST AVERAGING

The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund (the "Money Market Subaccount") or the Guarantee Account to any combination of Subaccounts other than the Money Market Subaccount (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the Policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by completing a dollar-cost averaging agreement, or calling our Service Center. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Subaccount or the Guarantee Account to any Subaccount other than the Money Market Subaccount. If any transfer would leave less than $100 in the Investment Option from which transfers are being made, we will transfer the entire amount. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Option from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. The dollar-cost averaging program will start 30 days after we receive your premium payment and instructions, unless you specify an earlier date. (See the "Allocating Premiums" provision for a description of when this occurs.)

There is no additional charge for dollar-cost averaging, and we do not consider a transfer under this program a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the dollar-cost averaging program at any time and for any reason.

PORTFOLIO REBALANCING

Once you allocate your premium among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your assets to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by writing or calling our Service Center. Once elected, portfolio rebalancing remains in effect from the date we receive your request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against a loss. We also reserve the right to exclude certain Subaccounts from portfolio rebalancing. The Guarantee Account does not participate in portfolio rebalancing.

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of assets. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the portfolios underlying the Policies, and the managements of those portfolios share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

Death Benefits

As long as the Policy remains in force, we will pay the Death Benefit upon receipt at our Service Center of satisfactory proof of the Insured's death (last surviving insured for a joint and last survivor policy). See the "Requesting Payments" provision of this prospectus. We will pay the Death Benefit to the named Beneficiary(ies).


AMOUNT OF DEATH BENEFIT PAYABLE

The amount of Death Benefit payable equals:

  . the Death Benefit Proceeds determined under the Death Benefit option in effect on the date of death of the Insured under a single life Policy and the Last Insured under a joint and last survivor Policy;

  .  plus any supplemental Death Benefits provided by rider;

  .  minus any Policy Debt on that date; and

  . minus the premium that would have been required to keep the Policy in force if the date of death occurred during a grace period.

Under certain circumstances, we may further adjust the amount of the Death Benefit payable. See the "Incontestability," the "Misstatement of Age or Gender" and the "Suicide" provisions of this prospectus.

The minimum Specified Amount is $100,000 under a single life Policy and $200,000 under a joint and last survivor Policy.

DEATH BENEFIT OPTIONS

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Code. At the time of application, you must choose either the Cash Value Accumulation Test or the Guideline Premium Test. Once chosen, the tax qualification test cannot be changed. For each tax qualification test, there are three Death Benefit options available under the Policy. The Death Benefit will be the greater of the Death Benefit under the Death Benefit option you select or the Minimum Death Benefit resulting from the chosen tax qualification test.

For any Death Benefit option, the calculation of the Minimum Death Benefit is shown in the Policy. The Minimum Death Benefit generally is the lowest Death Benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

For an Insured under a single life Policy or either Insured under a joint and last survivor Policy where the Attained Age of the Insured is less than 100, the Death Benefit is set forth below.

  . Under Option A, the Death Benefit is the Specified Amount plus the Account Value.

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





  .  Under Option B, the Death Benefit is the Specified Amount.

  .  Under Option C, the Death Benefit is:

    .  the greater of Specified Amount; or

    .  the Specified Amount; plus

    . the sum of all premiums paid before Attained Age 75 of the Insured under a single life Policy or the younger Insured under a joint and last survivor Policy (for 1035 exchanges, the premiums paid under the old policy; minus

    . any partial surrender of premiums and charges for supplemental non-qualified benefits as defined in the Code; minus

    .  the charges for supplemental benefits, other than those specified in
       Section 7702(f)(5)(A) of the Code; minus

    .  all partial surrenders.

Under Options A, B and C for Attained Ages 100 and older, the Death Benefit is the Account Value multiplied by 101%.

Under all options, we determine the Specified Amount and the Account Value on the Valuation Day of the death of the Insured under a single life Policy and of the last surviving Insured under a joint and last survivor Policy.

Under Death Benefit Option A, the Death Benefit Proceeds will vary directly with the investment performance of the portfolios. Under Death Benefit Option B, the Death Benefit Proceeds ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount. Under Death Benefit Option C, the Death Benefit will vary directly with premium payments.

CHANGING THE DEATH BENEFIT OPTION

You select the Death Benefit option when you apply for the Policy. However, you may request a change to Option A or Option B on your Policy at any time by writing to our Service Center. Changes to Option C are not permitted. The effective date of the change will be the Monthly Anniversary Date after we receive the request for the change. We will send you revised Policy data pages reflecting the new option and the effective date of the change. We will adjust the Specified Amount on the effective date of the change in Death Benefit option to ensure the Death Benefit after the change equals the Death Benefit before the change. A change in the Death Benefit option will affect the cost of insurance charges.

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


CHANGING THE SPECIFIED AMOUNT

After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. The maximum monthly charge that can be assessed for an increase in Specified Amount is $0.83 per $1,000 of increase in Specified Amount for the first 10 Policy Years after the increase. To make a change, you must send a written request and the Policy to our Service Center. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may change your cost of insurance. See the "Monthly Deduction" and the "Cost of Insurance" provisions of this prospectus. Depending on your Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, it may be advisable to change your periodic payments upon an increase in the Specified Amount.

Any change in the Specified Amount will affect the maximum premium limitation. If a decrease in the Specified Amount causes the premiums to exceed new lower limitations required by Federal tax law, we will withdraw the excess from the Account Value and refund it to you so that the Policy will continue to meet these requirements. We will withdraw the assets that we refund from each Investment Option in the same proportion that the assets in that Investment Option bears to the total assets in all Investment Options under the Policy at the time of the withdrawal (i.e., on a pro-rata basis).

Any decrease in the Specified Amount will become effective on the Monthly Anniversary Date after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when we issued it. A decrease may cause us to assess a surrender charge and may require us to pay excess Account Value.

To apply for an increase, you must complete a supplemental application and submit evidence of insurability satisfactory to us. Any approved increase will become effective on the date shown in the supplemental Policy data page. Please note that an increase will not become effective if the Policy's Surrender Value is too low to cover the monthly deduction for the Policy Month following the increase.

An increase in the Specified Amount will increase the Continuation Amounts and may result in a surrender charge.

A change in your Specified Amount may have Federal tax consequences. See the "Tax Considerations" provision of this prospectus.

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

Surrenders and Partial Surrenders

SURRENDERS

You may cancel and surrender your Policy at any time before the Insured dies under a single life Policy or the last surviving Insured dies under a joint and last survivor Policy. The Policy will terminate on the Valuation Day we receive your request at our Service Center. You will not be able to reinstate the Policy.

We will pay you the Surrender Value in a lump sum unless you make other arrangements. You will incur a surrender charge if you surrender your Policy during the first 10 Policy years. See the "Surrender Charge" provision of this prospectus. A surrender may have adverse tax consequences. See the "Tax Considerations" provision of this prospectus.

PARTIAL SURRENDERS

You may take partial surrenders at any time under your Policy. If you elected Death Benefit Option B, you only may take partial surrenders after the first Policy year. The minimum partial surrender amount is $200.

We reserve the right to assess a processing fee for each partial surrender equal to the lesser of $25 or 2% of the amount partially surrendered, although we currently do not do so. See the "Partial Surrender Processing Fee" provision of this prospectus. The amount of the partial surrender will equal the amount you requested to surrender plus the processing fee.

When you request a partial surrender, you can direct how we deduct the partial surrender from your Account Value. If you provide no directions, we will deduct the partial surrender proportionately from the Investment Options in which you are invested.

State law requires that we reserve the right to defer payments from the Guarantee Account and General Account for a partial surrender or surrender for up to six months from the date we receive your request for payment.

EFFECT OF PARTIAL SURRENDERS

A partial surrender will reduce both the Account Value and the Death Benefit Proceeds by the amount of the partial surrender.

Loans


GENERAL

You may borrow up to the following amount:

  . 90% of the difference between your Account Value at the end of the Valuation Period during which we received your loan request and any surrender charges on the date of the loan;

  .  less any outstanding Policy Debt.

The minimum Policy loan is $500. You may request Policy loans by writing to our Service Center at the address on page 1 of this Prospectus.

When we make a loan, we transfer an amount equal to the loan proceeds from your Account Value in the Separate Account and the Guarantee Account to our General Account and hold it as "collateral" for the loan. If you do not direct an allocation for this transfer, we will make it on a pro-rata basis from each Investment Option in which you have invested. We will pay interest at an annual rate of at least 4.0% on that collateral.

During the first 10 Policy years, we pay interest at an annual rate of 4.25% on collateral corresponding to Policy Debt and charge interest daily at an effective annual rate of 4.40% on outstanding Policy Debt. After the 10th Policy year, we pay interest at an annual rate of 4.00% on collateral and charge interest daily at an effective annual rate of 4.00% on outstanding Policy Debt, essentially providing a Policy loan without an interest charge. Currently, for Policy years six through ten, we pay the same rate of interest on collateral and charge the same rate of interest on Policy Debt as we do after the 10th Policy year, however, we may, in our sole discretion, change this practice in the future.

Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, you have not paid interest accrued since the last Policy Anniversary, we add the amount of the interest to the loan and this becomes part of your outstanding Policy Debt. We transfer the interest due from each Investment Option on a pro-rata basis.

You may repay a loan at any time during an Insured's life while your Policy is in effect. When you repay a loan, we transfer an amount equal to the repayment from our General Account to the Separate Account and the Guarantee Account and allocate the payment as you directed when you repay the loan. If you provide no directions, we will allocate the amount according to your standing instructions for Net Premium allocations.

REPAYMENT OF POLICY DEBT

You may repay all or part of your Policy Debt at any time while an Insured is living and the Policy is in effect. We will treat any payments by you (other than the initial premium) first as the repayment of any outstanding Policy Debt. We will treat the portion of the payment in excess of any outstanding Policy Debt as an additional premium payment. See the "Premiums" provision of this prospectus.

When you repay a loan, we transfer an amount equal to the repayment from our General Account to the Separate Account and/or the Guarantee Account and allocate it as you directed when you repaid the loan. If you provide no directions, we will allocate the amount according to your standing instructions for premium allocations.

You must send loan repayments to our Service Center. We will credit the repayments as of the Valuation Day we receive them.

EFFECT OF POLICY LOANS

A Policy loan affects the Policy, because we reduce the Death Benefit Proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the Death Benefit Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as collateral. We will credit interest at an annual rate of at least 4.0% on that collateral. The amount held as collateral is not affected by the Separate Account investment performance. Amounts transferred from the Separate Account as collateral will affect the Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Separate Account.

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See the "Tax Considerations" provision of this prospectus.

We will notify you if the sum of your loans plus any interest you owe on the loans is more than the Account Value less applicable surrender charges, or if during the Continuation Period, the sum of your loans plus any interest you owe on the loans is more than the Account Value less any applicable surrender charges, and the Net Total Premium is less than the Continuation Amount. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may terminate.

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

Termination

PREMIUM TO PREVENT TERMINATION

Generally, if on a Monthly Anniversary Date, the Surrender Value of your Policy is too low to cover the monthly deduction, your Policy will be in default and a grace period will begin. In that case, we will mail you notice of the additional premium necessary to prevent your Policy from terminating. You will have a 61-day grace period from the date we mail the notice to make the required premium payment.

However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deduction, so long as the Net Total Premium is at least equal to the Continuation Amount. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force.

THE GRACE PERIOD

If the Insured under a single life Policy or both Insureds under a joint and survivor Policy should die during the grace period before you pay the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit payable by the amount of premium that would have been required to keep the Policy in force. If you have not paid the required premium before the grace period ends, your Policy will terminate. The Policy will have no value and no benefits will be payable. However, you may reinstate your Policy under certain circumstances.

REINSTATEMENT

If you have not surrendered your Policy, you may reinstate your Policy within three years after termination, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

Payments and Telephone Transactions

REQUESTING PAYMENTS

You may send your written requests for payment to our Service Center or give them to one of our authorized agents. We will ordinarily pay any Death Benefit proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Service Center of all the documents required for such a payment. Other than the Death Benefit Proceeds, which we determine as of the Valuation Day of the Insured's death under a single life Policy or the last surviving Insured's death under a joint and last survivor Policy, the amount we pay is as of the end of the Valuation Period during which our Service Center receives all required documents. We may pay your Death Benefit Proceeds in a lump sum or under an Optional Payment Plan. See the "Optional Payment Plans" provision of this prospectus.


In most cases, when we pay Death Benefit payments in a lump sum, we will pay these proceeds either:

  (1) to your Designated Beneficiary(ies) directly in the form of a check; or

  (2) by establishing an interest bearing account called the "GE Secure Access Account" for the Designated Beneficiary(ies) in the amount of Death Proceeds payable.

When establishing the GE Secure Access Account we will send the Beneficiary a checkbook within 7 days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the Death Benefit payments payable. The GE Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the GE Secure Access Account. If we do not receive instructions from the Beneficiary(ies) with regard to the form of Death Benefit payment, we will automatically establish the GE Secure Access Account.

Any Death Benefit Proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. We will pay interest at a rate we set, or a rate set by law if greater. The minimum interest rate which we may pay is 2.5%. We will not pay interest beyond one year or any longer time set by law. We will reduce Death Benefit Proceeds by any outstanding Policy Debt and any due and unpaid charges and will increase Death Benefit Proceeds by any benefits added by rider.

We may delay making a payment or processing a transfer request if:

  . the disposal or valuation of the Separate Account assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

  .  the SEC by order permits postponement of payment to protect our Policy
     Owners.

We also may defer making payments attributable to a check or draft that has not cleared the bank on which it is drawn.

State law requires that we reserve the right to defer payments from the Guarantee Account and General Account for a partial surrender, surrender or payment of the Death Benefit for up to six months from the date we receive your request for payment.

TELEPHONE TRANSACTIONS

You may make certain requests under your Policy by calling us provided we received your prior written authorization at our Service Center. Such requests include requests for transfers and changes in premium allocations, dollar-cost averaging, and portfolio rebalancing.


By completing the telephone authorization form, you agree that we will not be liable for any loss, liability, cost or expense when we follow the telephone instructions we receive. If we later determine that you did not make a telephone request, or the request was made without your authorization, you will bear any loss that resulted from such unauthorized transaction.

We will employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, among others:

  . requiring you or a third party you authorized to provide some form of personal identification before we act on the telephone instructions;

  . confirming the telephone transaction in writing to you or a third party you authorized; and/or

  .  tape recording telephone instructions.

If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit telephone transactions.

To request a telephone transaction, please call our Service Center at 1-800-313-5282.

Tax Considerations

INTRODUCTION

This part of the prospectus discusses the Federal income tax treatment of the Policy. The Federal income tax treatment of the Policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

This discussion is general and is not intended as tax advice. It does not address all of the Federal income tax rules that may affect you and your Policy. This discussion also does not address Federal estate or gift tax consequences, or state or local tax consequences, associated with a Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAX STATUS OF THE POLICY

Federal income tax law generally grants favorable treatment to life insurance; the proceeds paid on the death of the Insured (or last surviving Insured for the joint and last survivor version of the Policy) are excluded from the gross income of the Beneficiary, and the Owner is not taxed on increases in the Account Value unless amounts are distributed while the Insured (or last surviving Insured) is alive. The Policy is designed to comply with one of two alternative tests under the tax law. For Policies designed to comply with the tax law's Guideline Premium Test, this favorable tax treatment will apply to your Policy only if the premiums paid for your Policy do not exceed a limit established by the tax law. An increase or decrease in the Policy's Specified Amount may change this premium limit. Also, a Minimum Death Benefit requirement must be satisfied. Due to the coverage of more than one Insured under the joint and survivor version of the Policy, there is some uncertainty about how the tax law's limit on premiums should be calculated. As a result, we may need to return a portion of your premiums, with earnings thereon, and impose higher cost of insurance charges (not exceeding those guaranteed) in the future. We will monitor the premiums paid for your Policy to keep them within the tax law's limit.

For Policies designed to comply with the tax law's Cash Value Accumulation Test, the Policy's terms define a Minimum Death Benefit that is different than that imposed by the Guideline Premium Test. There is also uncertainty regarding the application of this test to the joint and survivor version of the Policy. As necessary to ensure compliance, we may need to amend this Policy, e.g., to generally provide higher Death Benefit factors.

Regardless of the tax compliance test selected, two other requirements must be met for your Policy to receive favorable tax treatment as life insurance:

  . the investments of the Separate Account must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations; and

  .  your right to choose particular investments for a Policy must be limited.

Investments in the Separate Account must be diversified. The IRS has issued regulations that prescribe standards for determining whether the investments of the Separate Account including the assets of the portfolios in which the Separate

Account invests, are "adequately diversified." If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Account Value over the premiums paid for the Policy.

Although we do not control the investments of all of the portfolios (we only indirectly controls those of GE Investments Funds, Inc., through an affiliated company), we expect that the portfolios will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restrictions on the extent to which you can direct the investment of assets. Federal income tax law limits your right to choose particular investments for the Policy. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, your right to allocate assets among the portfolios may exceed those limits. If so, you would be treated as the owner of a portion of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets.

The Company does not know what limits may be set forth in any guidance that the Treasury Department may issue, or whether any such limits will apply to existing Policies. The Company therefore reserves the right to modify the Policy without your consent to attempt to prevent the tax law from considering you to own a portion of the assets of the Separate Account.

No guarantees regarding tax treatment. The Company makes no guarantees regarding the tax treatment of any Policy or of any transaction involving a Policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Account Value until there is a distribution from your Policy.

TAX TREATMENT OF POLICIES -- GENERAL

Death Benefit proceeds and Account Value increases. A Policy's treatment as life insurance for Federal income tax purposes generally has the following results:

  . Death Benefit proceeds are excludable from the gross income of the Beneficiary;

  . you are not taxed on increases in the Account Value unless amounts are distributed from the Policy while the Insured (or last surviving Insured) is alive;

  . the taxation of amounts distributed while the Insured is alive depends upon whether your Policy is a "modified endowment contract." The term "modified endowment contract" is defined in the section entitled "Definition of a Modified Endowment Contract" located in the "Special Rules for Modified Endowment Contracts" provision of this prospectus.

Partial and full surrenders and maturity proceeds. A partial surrender occurs when you receive less than the total amount of the Policy's Surrender Value; receipt of the entire Surrender Value is a full surrender. If your Policy is not a modified endowment contract, you will generally pay tax on the amount of a partial or full surrender only to the extent it exceeds your "investment in the contract." In a few states, a maturity value will be paid. Maturity proceeds will be taxable to the extent the amount received plus Policy Debt exceeds the "investment in the contract." You will be taxed on this amount at ordinary income tax rates, not at lower capital gains tax rates. Your "investment in the contract" generally equals the total of the premiums paid for your Policy plus the amount of any loan that was includible in your income, reduced by any amounts you previously received from the Policy that you did not include in your income.

Special rule for certain cash distributions in the first 15 Policy years. During the first 15 years after your Policy is issued, if we distribute cash to you and reduce the Death Benefit Proceeds (e.g., by decreasing the Policy's Specified Amount), you may be required to pay tax on all or part of the cash payment, even if it is less than your "investment in the contract." This also may occur if we distribute cash to you up to two years before the proceeds are reduced, or if the cash payment is made in anticipation of the reduction. However, you will not be required to pay tax on more than the amount by which your Account Value exceeds your "investment in the contract."

Considerations where Insured lives past Age 100. If the Insured survives (or last surviving Insured) beyond Age 100, the IRS may seek to deny the tax-free treatment of the Death Benefit Proceeds and instead tax you on the amount by which your Account Value exceeds your "investment in the contract." Because we believe the Policy continues to meet the Federal tax definition of life insurance beyond Age 100, we have no current plans to withhold or report taxes in this situation.

Accelerated Benefit Rider. Your Policy may contain an Accelerated Benefit Rider, which provides you with access to a portion of the Death Benefit if the Insured becomes terminally ill. The accelerated benefit payment is treated in the same manner as Death Benefit Proceeds for tax purposes, meaning that it generally will be excludable from gross income. But if the Insured under the Policy is an officer, director, or employee of the Owner of the Policy, or is financially interested in the trade or business of the Owner, the payment would be taxable in part.

Loans. If your Policy is not a modified endowment contract, a loan received under a Policy (i.e., Policy Debt) normally will be treated as your indebtedness. Hence, so long as the Policy remains in force, you will generally not be taxed on any part of a Policy loan. However, it is possible that you could have additional income for tax purposes for periods when the interest crediting rate on collateral is the same as the loan interest rate. If your Policy terminates (by a full surrender or by a lapse) while the Insured (or last surviving Insured) is alive, you will be taxed on the amount (if any) by which the Policy Debt plus any amount received in cash exceeds your investment in the contract.

Generally, interest paid on Policy Debt or other indebtedness related to the Policy will not be tax deductible, except in the case of certain indebtedness under a Policy covering a "key person." A tax advisor should be consulted before taking any Policy loan.

Loss of interest deduction where policies are held by or for the benefit of corporations, trusts, etc. If an entity (such as a corporation or a trust, not an individual) purchases a Policy or is the Beneficiary of a Policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a Policy owned by an entity engaged in a trade or business which covers the life of an individual who is:

  .  a 20% owner of the entity; or

  . an officer, director, or employee of the trade or business, at the time first covered by the Policy.

This rule also does not apply to a Policy owned by an entity engaged in a trade or business which covers the joint lives of an Owner who is a 20% owner of the entity and the Owner's spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or that will be Beneficiaries under a Policy, should consult a tax advisor.

Optional Payment Plans. If Death Benefit Proceeds under the Policy are paid under one of the Optional Payment Plans, the Beneficiary will be taxed on a portion of each payment (at ordinary income tax rates). The Company will notify the Beneficiary annually of the taxable amount of each payment. However, if the Death Benefit Proceeds are held by the Company under Optional Payment Plan 4 (interest income), the Beneficiary will be taxed on the interest income as it is credited.

Changes and exchanges. The right to change Owners and changes reducing future amounts of Death Benefit Proceeds may have tax consequences depending upon the circumstances of each change. The exchange of one life insurance contract for another life insurance contract generally is not taxed (unless cash is distributed or a loan is reduced or forgiven). However, in the case of the Policy when issued as a joint and last survivor Policy, the other life insurance contract involved in the exchange generally must also cover the same two Insureds. The exercise of the option to split the joint and last survivor version of the Policy into two separate life insurance contracts may result in the taxation of the Policy as if there were a full surrender.

SPECIAL RULES FOR MODIFIED ENDOWMENT CONTRACTS

Definition of a "Modified Endowment Contract." Special rules apply to a Policy classified as a modified endowment contract. A Policy will be classified as a modified endowment contract if either of the following is true:

  . if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law. At your request, we will let you know the amount of premium that may be paid for your Policy in any year that will avoid modified endowment contract treatment under the 7-pay test;

  . if the Policy is received in exchange for another policy that is a modified endowment contract.

Due to the coverage of more than one Insured under the joint and last survivor version of the Policy, there are special considerations in applying the 7-pay test. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause the Policy to be a modified endowment contract, resulting in the application of the tax treatment described below. Generally, the manner of applying the 7-pay test is somewhat uncertain in the case of contracts covering more than one Insured.

Tax Treatment of Modified Endowment Contracts. If a Policy is classified as a modified endowment contract, the following special rules apply:

  . a partial surrender will be taxable to you to the extent that your Account Value exceeds your investment in the Policy;

  . a loan from the Policy (together with any unpaid interest included in Policy Debt), and the amount of any assignment or pledge of the Policy, will be taxed in the same manner as a partial surrender.

A penalty tax of 10% will be imposed on the amount of any full or partial surrender, loan and unpaid loan interest included in Policy Debt, assignment, or pledge on which you must pay tax. However, the penalty tax does not apply to a distribution made:

  (1)  after you attain age 59 1/2;

  (2)  because you have become disabled, within the meaning of the tax law; or

  (3) in substantially equal periodic payments (not less frequently than annually) made over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary, within the meaning of the tax law).

Special rules if you own more than one Modified Endowment Contract. All modified endowment contracts that we (or any of our affiliates) issue to you within the same calendar year will be combined to determine the amount of any distribution from the Policy that will be taxable to you.

Interpretative issues. The tax law's rules relating to modified endowment contracts are complex and open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding changes in coverage under or distributions from your Policy.

INCOME TAX WITHHOLDING

We may be required to withhold and pay to the IRS a part of the taxable portion of each distribution made under a Policy. However, in many cases, you may elect not to have any amounts withheld. You are responsible for payment of all taxes and early distribution penalties, regardless of whether you request that no taxes be withheld or if we do not withhold a sufficient amount of taxes. At the time you request a distribution from the Policy, we will send you forms that explain the withholding requirements.

TAX STATUS OF THE COMPANY

Under existing Federal income tax law, we do not expect to incur any Federal income tax liability on the income or gains in the Separate Account. Based upon this expectation, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we are required to pay taxes on some or all of the income and gains earned by the Separate Account, we may impose a charge for those taxes.

We may also incur state and local taxes, in addition to premium taxes for which a deduction from premiums is currently made. At present, these taxes are not significant. If there is a material change in state or local tax laws, we may impose a charge for any taxes attributable to the Separate Account.

CHANGES IN THE LAW AND OTHER CONSIDERATIONS

This discussion is based on our understanding of the Federal income tax law existing on the date of this prospectus. Congress, the IRS, and the courts may modify these laws at any time, and may do so retroactively. Any person concerned about the tax implications of ownership of a Policy should consult a tax advisor.

Other Policy Information


OPTIONAL PAYMENT PLANS

The Policy currently offers the following five Optional Payment Plans, free of charge, as alternatives to the payment of a Death Benefit or Surrender Value in a lump sum (see the "Requesting Payments" provision):


  Plan 1 -- Income For A Fixed Period. We will make equal periodic payments for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies before the end of the fixed period, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at a yearly rate of 3%. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided. Discounted means we will deduct the amount of interest each remaining payment would have included had it not been paid out early.

  Plan 2 -- Life Income. We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining payments for the minimum period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

  Plan 3 -- Income of a Definite Amount. We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee's estate unless otherwise provided.

  Plan 4 -- Interest Income. We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee's estate unless otherwise provided.

  Plan 5 -- Joint Life And Survivor Income. We will make equal monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10-year period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the survivor's estate unless otherwise provided.

You may select an Optional Payment Plan in your application or by writing our Service Center. We will transfer any amount left with us for payment under an Optional Payment Plan to our General Account. Payments under an Optional Payment Plan will not vary with the investment performance of the Separate Account because they are forms of fixed-benefit annuities. See the "Tax Treatment of Policies" provision of this prospectus. Amounts allocated to an Optional Payment Plan will earn interest at 3% compounded annually. Certain conditions and restrictions apply to payments received under an Optional Payment Plan. For further information, please review your Policy or contact one of our authorized agents.


DIVIDENDS

The Policy is non-participating. We will not pay dividends on the Policy.

INCONTESTABILITY

The Policy limits our right to contest the Policy as issued, reinstated or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force for a minimum period during the Insured's lifetime under the single life version or the lifetimes of both Insureds under the joint and last survivor version, generally for two years from the Policy Date, date of reinstatement or effective date of the increase. This provision does not apply to riders that provide disability benefits (subject to state exception).

SUICIDE EXCLUSION

If the Insured under a single life Policy commits suicide while sane or insane within two years of the Policy Date, all coverage under the Policy will end, and we will pay the Beneficiary an amount equal to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the Insured under a single life Policy commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the amount payable with respect to that increase. The amount payable attributable to the increase will equal the monthly deductions for the increase. Such Death Benefit Proceeds will be paid to the Beneficiary under the same conditions as the initial Specified Amount.

If either Insured under a joint and last survivor Policy commits suicide while sane or insane within two years of the Policy Date, all coverage under the Policy will end, and we will pay the Beneficiary an amount equal to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the first Insured to die commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the amount payable with respect to that increase.

The amount payable to the Beneficiary attributable to the increase will equal the monthly deductions for the increase.

If the last surviving Insured to die commits suicide while sane or insane more than two years after the Policy Date but within 2 years after the effective date of an increase in the Specified Amount, we will limit the proceeds payable with respect to that increase. The proceeds payable attributable to the increase will equal the additional premium payment required for the increase. Such Death Benefit Proceeds will be paid to the Beneficiary under the same conditions as the initial Specified Amount.

Please see your Policy for more details.

MISSTATEMENT OF AGE OR GENDER

We will adjust the Death Benefit Proceeds if you misstated an Insured's Age or gender in your application.

WRITTEN NOTICE

You should send any written notice to us at our Service Center at the address listed on page 1 of this prospectus. The notice should include the Policy number and the full name of the Insured for a single life Policy or each Insured for a joint and last survivor Policy. We will send any notice to the address shown in the application unless an appropriate address change form has been filed with us.

TRUST

If you name a trust as the Owner or Beneficiary of the Policy and the trustee subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of Policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

OTHER CHANGES

At any time, we may make such changes in the Policy as are necessary:

  . to assure compliance at all times with the definition of life insurance prescribed by the Code:

  . to make the Policy, our operations, or the operation of the Separate Account to conform with any law or regulation issued by any government agency to which they are subject; or

  . to reflect a change in the operation of the Separate Account, if allowed by the Policy.

Only the President or a Vice President of the Company has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. The President or a Vice President of the Company must sign all endorsements, amendments, or riders to be valid.

REPORTS

We maintain records and accounts of all transactions involving the Policy, the Separate Account, the Guarantee Account and Policy Debt. Within 30 days after each Policy Anniversary, we will send you a report showing information about your Policy. The report will show:

  .  the Specified Amount;

  .  the Account Value;

  .  the value in each Investment Option;

  .  the Surrender Value;

  .  the Policy Debt; and

  .  the premiums paid and charges made during the Policy year.

We also will send you an annual and a semi-annual report for each Fund underlying a Subaccount to which you have allocated assets, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, take transfers or make partial surrenders, you will receive a written confirmation of these transactions.


SUPPLEMENTAL BENEFITS

There are several supplemental benefits that may be added to a single life Policy, as well as a joint and last survivor Policy. These benefits may not be available in all markets.

All riders may be added at the time the Policy is issued and after issue. Riders may be canceled at any time by notifying us in writing at the Service Center.


We will deduct monthly charges from your Account Value as part of the monthly deduction for the benefits described above. See the "Charges and Deductions, Monthly Deduction" provision of this prospectus.

Additional rules and limits apply to these supplemental benefits. Please ask your authorized representative of the Company for further information and individual illustrations or contact our Service Center at the address or telephone number listed on page 1 of this prospectus.

Riders Available on Single Life Policies

Waiver of Monthly Deduction Rider. In the event of total disability, this rider will provide the payments of Premiums to the Policy. The rider is available for issue ages 15-60 (rating restrictions may apply). The amount of Premium benefit equal the maximum monthly deduction continuation amount. Coverage under this rider ends on the Policy anniversary nearest Insured's age 65 unless the Insured has been continuously disabled for the previous five years. The maximum cost of the rider is 38.24% of the total monthly Cost of Insurance charges, including rider cost of insurance.

Accidental Death Benefit. This rider provides an additional Death Benefit should the Insured's death occur as a result of an accident (as defined by the rider). The amount is paid in addition to the Specified Amount of the base Policy. The Specified Amount of the rider can be from $5,000 to $200,000, but may not exceed the Specified Amount of the base Policy. The maximum annual charge is $2.24 per $1,000 of Specified Amount but ends at attained age 70.

Riders Available on Joint Life Policies Only:

Four Year Term Rider. This rider provides term insurance coverage on the Insured that dies last. The four year term rider will use the same current and guaranteed Cost of Insurance rates that are used on the base Policy.

Policy Split Option Rider. This rider allows the Owner to split a Policy into two individual Policies in the event of a divorce or a substantial change in estate tax law. The maximum Death Benefit available on either insured is equal to one-half of the base Policy Specified Amount. There is no charge for this rider, but evidence of insurability is required when the split is requested.

USING THE POLICY AS COLLATERAL

You can assign the Policy as collateral security. You must notify us in writing on the appropriate form if you assign the Policy. Any payments we made before the assignment will not be affected. We are not responsible for the validity of an assignment. An assignment may affect your rights and the rights of the Beneficiary.

REINSURANCE

We may reinsure a portion of the risks assumed under the Policies.

LEGAL PROCEEDINGS

The Company like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the Company cannot predict the outcome of any litigation with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material impact on us or the Separate Account.


Capital Brokerage Corporation, the principal underwriter, is not engaged in any litigation of any material nature.

Additional Information

SALE OF THE POLICIES

We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) ("CBC") for the distribution and sale of the Policies. Pursuant to this agreement, the CBC serves as principal underwriter for the Policies. CBC is located at 6630 W. Broad St., Richmond, Virginia 23230. CBC was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. CBC is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

CBC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. Registered representatives with the CBC are also licensed as insurance agents in the states in which they do business and are appointed with us.

CBC also enters into selling agreements with an affiliated broker-dealer (Terra Securities Corporation) and independent broker-dealers to sell the Policies. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

We pay sales commissions and other marketing related expenses to the CBC for promotion and sales of the Policies by its registered representatives as well as by selling firms. In the first Policy year, the selling firm will receive a commission of up to approximately 90% of the first year target premium (based on Age, gender, Specified Amount, risk class and other factors). In renewal years, the selling firm receives up to approximately 4.0% of premiums paid. We may pay trails commissions up to an annual rate of 0.25% of Account Value, less any Policy Debt, for all Policy years. This commission may be returned to us if the Policy is not continued through the first Policy year. We may on occasion pay a higher commission for a short period of time as a special promotion. In the case of sales by the Underwriter's registered representatives, a portion of the sales commission is passed through the Underwriter to its registered representative who sold the Policy. Because the Underwriter is our affiliate, their registered representatives are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes and awards.


CBC also receives 12b-1 fees from Alliance Variable Products Series Fund, Inc., Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Janus Aspen Series, MFS(R) Variable Insurance Trust, Oppenheimer Variable Account Funds and Van Kampen Life Investment Trust.

In the case of sales by selling firms, CBC passes through the entire amount of the sales commission to the selling firm whose registered representative sold the Policy. The selling firm may retain a portion of the commission before it pays the registered representative who sold the Policy.

We may also make payments for services that do not directly involve the sales of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recover commissions, marketing, administrative and other expenses and costs of Policy benefits through fees and charges imposed under the Policies. Commissions paid on the Policies, including other incentives and payments, are not charged directly to you or to your Account Value.

LEGAL MATTERS

Advice on certain legal matters relating to federal securities laws has been provided by Heather Harker, Vice President, Associate General Counsel and Assistant Secretary of the Company.

EXPERTS

The financial statements of GE Capital Life Assurance Company of New York as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


ACTUARIAL MATTERS

Actuarial matters included in this prospectus have been examined by Paul Haley, an actuary of the Company, whose opinion we filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

You should distinguish the financial statements of the Company included in this prospectus from the financial statements of Separate Account, when available. Please consider the financial statements of the Company only as bearing on our ability to meet our obligations under the Policies. You should not consider the financial statements of the Company as affecting the investment performance of the assets held in Separate Account.


The Subaccounts in the Separate Account that are available to this Policy did not begin operation before the date of this prospectus.

EXECUTIVE OFFICERS AND DIRECTORS OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW
YORK

We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.


                                                 Positions and Offices with
       Name                   Address                    Depositor
-----------------------------------------------------------------------------
George R. Zippel     GE Financial Assurance    Director, President and Chief
                     700 Main Street           Executive Officer of GE
                     Lynchburg, VA 24505       Capital Life Assurance Company
                                               since 2000; various positions
                                               with General Electric Company
                                               since 1981.

David J. Sloane      GE Capital Life Assurance Senior Vice President, Chief
                     Company of New York       Administrative Officer and
                     125 Park Avenue,          Director of GE Capital Life
                     6th Floor                 Assurance Company of New York
                     New York, NY 10017        since 2001; Senior Vice
                                               President, American Mayflower
                                               since 1/97.

Marshall S. Belkin   345 Kear Street           Director, GE Capital Life
                     Yorktown Heights, NY      Assurance Company of New York;
                     10598                     Attorney with Lieberman and
                                               LeBovit (formerly Lieberman
                                               Lebovit and Brofman).

Richard I. Byer      Richartz Fliss Clark &    Director, GE Capital Life
                     Pope                      Assurance Company of New York;
                     317 Madison Avenue        Executive Vice President,
                     New York, NY 10017        Richartz Fliss Clark & Pope
                                               since 1994; Director,
                                               Workmen's Circle MultiCare
                                               Center since 1997.

Thomas W. Casey      GE Financial Assurance    Vice President and Chief
                     6604 W. Broad St.         Financial Officer GE Capital
                     Richmond, VA 23230        Life Assurance Company of New
                                               York; Senior Vice President
                                               and Chief Financial Officer,
                                               GNA since 1996; Vice
                                               President, GNA 1993-1996.

Bernard M. Eiber     55 Northern Blvd.         Director, GE Capital Life
                     Room 302                  Assurance Company of New York;
                     Great Neck, NY 11021      Attorney, Law Firm of Bernard
                                               Eiber since 1995.

Jerry S. Handler     Handro Properties         Director, GE Capital Life
                     151 West 40th St.         Assurance Company of New York;
                     New York, NY 10018        President, Handro Management
                                               Corporation and Manager
                                               Partner of Handro Property LLC
                                               since 1979.

Gerald A. Kaufman    33 Walt Whitman Rd.,      Director, GE Capital Life
                     Suite 233                 Assurance Company of New York;
                     Huntrington Station, NY   Director, American Mayflower
                     11746                     Life Insurance Company of New
                                               York since 1973.

Frank T. Gencarelli  GE Financial Assurance    Senior Vice President, GE
                     6610 W. Broad Street      Capital Life Assurance Company
                     Richmond, VA 23230        of New York; Executive Vice
                                               President, Retirement Services
                                               Group, GE Life and Annuity
                                               Assurance Company since
                                               January, 2002; President of
                                               Income Distribution Group
                                               2000-2001; BGA Channel Leader
                                               1997-2000.

Leon E. Roday        GE Financial Assurance    Senior Vice President of GE
                     6604 West Broad St.       Capital Life Assurance Company
                     Richmond, VA 23230        of New York; Senior Vice
                                               President & Director, GE Life
                                               & Annuity since 6/99; Senior
                                               Vice President & Director, GE
                                               Financial Assurance since
                                               1996; LeBoeuf, Lamb, Greene &
                                               MacRae, L.L.P. 1982-1996.

                                             Positions and Offices with the
      Name                  Address                     Company
---------------------------------------------------------------------------
Geoffrey S. Stiff  GE Financial Assurance    Director, GE Capital Life
                   6610 W. Broad St.         Assurance Company of New York;
                   Richmond, VA 23230        Senior Vice President, GE Life
                                             & Annuity, since 3/99;
                                             Director, GE Life & Annuity,
                                             since 5/96; Vice President, GE
                                             Life & Annuity 5/96-3/99;
                                             Director of GNA since April,
                                             1994; Senior Vice President,
                                             Chief Financial Officer and
                                             Treasurer of GNA since May,
                                             1993; Senior Vice President,
                                             Controller and Treasurer of
                                             GNA Investors Trust since
                                             1993.
---------------------------------------------------------------------------


EXECUTIVE OFFICERS AND DIRECTORS OF CAPITAL BROKERAGE CORPORATION

                           Positions and Offices with the Company for Last Five
           Name                                    Years
-------------------------------------------------------------------------------
 Christopher A. Cokinis(1) President and Chief Executive Officer, Capital
                           Brokerage Corporation since August 2000; Chief
                           Compliance Officer, May 2001-December 2001;
                           Assistant Vice President, American United Life
                           Insurance Co., Vice President AUL Equity Sales
                           Corp., September 1997-August 2000; Director of
                           Compliance, Lincoln National Life Insurance Co. May
                           1995-September 1997

 Thomas W. Casey(3)        Senior Vice President and a member of the Board of
                           Directors of GE Group Life Assurance Company, Senior
                           Vice President of GE Group Administrators, Inc.
                           Affiant holds a similar position in various
                           companies with the GE Financial Assurance Holdings,
                           Inc. ("GEFA") holding company system; Mr. Casey also
                           holds an officer position with GE Capital
                           Corporation, GEFA's parent company; and with General
                           Electric Company as a Senior Vice President and
                           Chief Financial Officer to GE Financial Assurance,
                           Richmond, Virginia since 1994;

 Victor C. Moses(2)        Senior Vice President of General Electric Capital
                           Assurance Company and Capital Brokerage Corporation
                           since September 1991

 Geoffrey S. Stiff         President and Chief Executive Officer of General
                           Electric Capital Assurance Company; Senior Vice
                           President, Capital Brokerage Corporation since May
                           1993; Mr. Stiff holds a similar position in various
                           companies within GE Financial Assurance Holdings,
                           Inc. ("GEFA") since 1993.

 Ward E. Bobitz(3)         Vice President and Assistant Secretary, Capital
                           Brokerage Corporation, April 1999; Mr. Bobitz is
                           currently a Vice President and Assistant Secretary
                           of GE Life and Annuity Assurance Company. Mr. Bobitz
                           holds similar positions in other companies with the
                           GE Financial Assurance Holdings, Inc. since 1997.

 Joan H. Cleveland(4)      Vice President, Capital Brokerage Corporation since
                           March 2001; Vice President, GEFA Lynchburg since
                           July 2000;

 Brenda Daglish(5)         Vice President, Capital Brokerage Corporation since
                           February 2000; and Assistant Treasurer, Capital
                           Brokerage Corporation since September 1994; Ms.
                           Daglish is currently a Vice President and Assistant
                           Treasurer of Phoenix Group Services, Inc.
                           Ms. Daglish holds a similar position in various
                           companies within GE Financial Assurance Holdings,
                           Inc. since 1994.


 William E. Daner          Vice President, Counsel and Secretary, Capital
                           Brokerage Corporation since September 1999; Vice
                           President and Counsel for The Life Insurance Company
                           of Virginia October 1998-December 1998; Second Vice
                           President and Counsel, 1997-1998;

 Richard G. Fucci(5)       Vice President, Capital Brokerage Corporation since
                           January 2001; Vice President and Controller since
                           July 1999. Affiant joined GE Financial Assurance
                           group companies in 1998.

                          Positions and Offices with the Company for Last Five
          Name                                    Years
-------------------------------------------------------------------------------
 Gary T. Prizzia(3)      Treasurer, Signature Agency, Inc., Capital Brokerage
                         Corporation since January 2000. Mr. Prizzia holds a
                         similar position in various companies within the GE
                         Financial Assurance Holdings, Inc.

 Edward J. Wiles, Jr.(6) Senior Vice President and Chief Compliance Officer,
                         Capital Brokerage Corporation since December 2001. Mr.
                         Wiles holds similar positions in other companies within the GE Financial Assurance Holdings, Inc. since
                         1989.

 Kelly L. Groh           Chief Financial Officer and Controller, Capital
                         Brokerage Corporation. Ms. Groh holds a similar
                         position in various companies within the GE Financial
                         Assurance Holdings, Inc. since March 1996.
-------------------------------------------------------------------------------


The principal business address of each person listed, unless otherwise indicated, is 6610 W. Broad Street, Richmond, Virginia 23230.
  (1)  The principal business address is 6630 West Broad Street, Richmond, VA
       23230
  (2) The principal business address is 601 Union Street, Suite 1300, Seattle, WA 98101
  (3)  The principal business address is 6620 West Broad Street, Richmond, VA
       23230
  (4)  The principal business address is 700 Main Street, Lynchburg, VA 24505
  (5)  The principal business address is 6604 West Broad Street, Richmond, VA
       23230
  (6) The principal business address is 201 Merritt 7, P.O. Box 480, Norwalk, CT 06856

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Separate Account, the Company, and the Policies offered. Statements in this prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

HYPOTHETICAL ILLUSTRATIONS

We have included illustrations in this prospectus, and use them in connection with your purchase of the Policy. These illustrations are based on hypothetical rates of return that are not guaranteed. The rates are illustrative only, and do not represent past or future performance. Your actual Account Value and benefits will be different from these illustrations.

The illustrations assume you paid planned premiums annually and the returns on the assets in the Subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges. The values reflect the deduction of all standard Policy and Fund fees and charges. However, the values do not reflect any fees and charges associated with the rider options. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

The illustrations assume an arithmetic annual expense ratio of 0.94% of the average daily net assets of the portfolios available under the Policies, based on the portfolios' fees and expenses for the year ended December 31, 2001 as shown in the Portfolio Annual Expense Table, shown previously in the prospectus. (These fees and expenses, and therefore the illustrations, reflect certain fee waivers and reimbursements provided by some of the portfolios. We cannot guarantee that these fee waivers and reimbursements will continue.) For information on portfolio fees and expenses, see the prospectuses for the portfolios accompanying this prospectus. The illustrations also take into account the monthly charge we assess for assuming mortality and expense risks, equal to an annual rate of 0.50% of the first $100,000 of unloaned assets in the Subaccounts (0.50% of the first $200,000 of unloaned assets in the Subaccounts for a joint and last survivor Policy) plus an annual rate of 0.10% of unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) for the first 20 Policy years. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12%, correspond to approximate net annual rates of -0.94%, 5.06%, and 11.06% respectively.


The illustrations reflect the premium charge and the monthly deduction for the hypothetical Insured. We reflect our current charges and the higher maximum guaranteed charges that we have the contractual right to charge in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Separate Account and assume no Policy Debt or charges for supplemental benefits.

The illustrations reflect our gender distinct rates for no nicotine use. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated.

Flexible Premium Variable Life Insurance

Male Issue Age 45              Initial Specified Amount             $250,000
Preferred No Nicotine Use
 Underwriting Risk             Initial Premium and Planned
Death Benefit Option -- Level  Premium (Payable Annually) (1)         $4,750

                    0% Assumed Hypothetical   6% Assumed Hypothetical  12% Assumed Hypothetical
                    Gross Annual Investment   Gross Annual Investment   Gross Annual Investment
         Premiums     Return with Maximum       Return with Maximum       Return with Maximum
 End    Accumulated      Charges (2)(3)           Charges (2)(3)            Charges (2)(3)
  of       At 5%    ------------------------ ------------------------- -------------------------
Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender  Cash    Death
 Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value    Value  Benefit
------------------------------------------------------------------------------------------------
   1        4,988         0    2,591 250,000        0    2,797 250,000        0    3,004 250,000
   2       10,224     1,822    5,087 250,000    2,398    5,663 250,000    3,000    6,265 250,000
   3       15,723     4,222    7,487 250,000    5,333    8,598 250,000    6,543    9,808 250,000
   4       21,497     6,523    9,788 250,000    8,337   11,602 250,000   10,396   13,661 250,000
   5       27,559     8,717   11,982 250,000   11,406   14,671 250,000   14,586   17,851 250,000
   6       33,925    11,457   14,069 250,000   15,195   17,807 250,000   19,801   22,413 250,000
   7       40,608    14,075   16,034 250,000   19,038   20,997 250,000   25,416   27,375 250,000
   8       47,626    16,558   17,864 250,000   22,925   24,231 250,000   31,464   32,770 250,000
   9       54,995    18,894   19,547 250,000   26,849   27,502 250,000   37,985   38,638 250,000
  10       62,732    21,068   21,068 250,000   30,795   30,795 250,000   45,020   45,020 250,000
  15      107,623    29,920   29,920 250,000   52,072   52,072 250,000   92,420   92,420 250,000
  20      164,916    32,017   32,017 250,000   73,521   73,521 250,000  170,290  170,290 250,000
  25      238,039    22,393   22,393 250,000   92,384   92,384 250,000  305,983  305,983 354,940
  30      331,364       *       *       *     103,589  103,589 250,000  531,540  531,540 568,748
  35      450,473       *       *       *      93,247   93,247 250,000  908,739  908,739 954,176
------------------------------------------------------------------------------------------------

  * Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45              Initial Specified Amount             $250,000
Preferred No Nicotine Use
 Underwriting Risk             Initial Premium and Planned
Death Benefit Option -- Level  Premium (Payable Annually) (1)       $  4,750

                    0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                    Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
         Premiums     Return with Maximum       Return with Maximum         Return with Maximum
 End    Accumulated      Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
  of       At 5%    ------------------------ ------------------------- -----------------------------
Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender   Cash      Death
 Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
----------------------------------------------------------------------------------------------------
   1        4,988        33    3,298 250,000      266    3,531 250,000       498     3,763   250,000
   2       10,224     3,227    6,492 250,000    3,898    7,163 250,000     4,598     7,863   250,000
   3       15,723     6,323    9,588 250,000    7,641   10,906 250,000     9,073    12,338   250,000
   4       21,497     9,330   12,595 250,000   11,511   14,776 250,000    13,976    17,241   250,000
   5       27,559    12,280   15,545 250,000   15,544   18,809 250,000    19,383    22,648   250,000
   6       33,925    15,813   18,425 250,000   20,386   22,998 250,000    25,988    28,600   250,000
   7       40,608    19,262   21,221 250,000   25,379   27,338 250,000    33,184    35,143   250,000
   8       47,626    22,610   23,916 250,000   30,512   31,818 250,000    41,016    42,322   250,000
   9       54,995    25,871   26,524 250,000   35,805   36,458 250,000    49,569    50,222   250,000
  10       62,732    29,003   29,003 250,000   41,225   41,225 250,000    58,885    58,885   250,000
  15      107,623    43,084   43,084 250,000   71,535   71,535 250,000   122,304   122,304   250,000
  20      164,916    53,829   53,829 250,000  107,841  107,841 250,000   229,561   229,561   280,065
  25      238,039    60,779   60,779 250,000  153,443  153,443 250,000   411,331   411,331   477,144
  30      331,364    59,814   59,814 250,000  212,101  212,101 250,000   715,242   715,242   765,309
  35      450,473    47,338   47,338 250,000  291,710  291,710 306,296 1,226,972 1,226,972 1,288,321
----------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45          Initial Specified Amount             $250,000
Preferred No Nicotine Use
 Underwriting Risk         Initial Premium and Planned
Death Benefit Option --
  Increasing               Premium (Payable Annually) (1)        $13,000

                     0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
         Premiums      Return with Maximum       Return with Maximum         Return with Maximum
 End    Accumulated       Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
  of       At 5%    ------------------------- ------------------------- -----------------------------
Policy   Interest   Surrender  Cash    Death  Surrender  Cash    Death  Surrender   Cash      Death
 Year    Per Year     Value    Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
-----------------------------------------------------------------------------------------------------
   1        13,650     6,836   10,101 260,101    7,497   10,762 260,762     8,159    11,424   261,424
   2        27,983    16,725   19,990 269,990   18,678   21,943 271,943    20,713    23,978   273,978
   3        43,032    26,401   29,666 279,666   30,293   33,558 283,558    34,508    37,773   287,773
   4        58,833    35,861   39,126 289,126   42,355   45,620 295,620    49,672    52,937   302,937
   5        75,425    45,099   48,364 298,364   54,875   58,140 308,140    66,337    69,602   319,602
   6        92,846    54,766   57,378 307,378   68,521   71,133 321,133    85,308    87,920   337,920
   7       111,138    64,194   66,153 316,153   82,644   84,603 334,603   106,103   108,062   358,062
   8       130,345    73,370   74,676 324,676   97,248   98,554 348,554   128,969   130,275   380,275
   9       150,513    82,283   82,936 332,936  112,386  113,039 363,039   154,116   154,769   404,769
  10       171,688    90,912   90,912 340,912  128,072  128,072 378,072   181,770   181,770   431,770
  15       294,547   130,478  130,478 380,478  216,551  216,551 466,551   369,922   369,922   619,922
  20       451,350   160,575  160,575 410,575  320,695  320,695 570,695   676,510   676,510   926,510
  25       651,475   176,571  176,571 426,571  440,100  440,100 690,100 1,180,300 1,180,300 1,430,300
  30       906,890   170,026  170,026 420,026  568,066  568,066 818,066 2,003,684 2,003,684 2,253,684
  35     1,232,872   126,579  126,579 376,579  689,364  689,364 939,364 3,348,122 3,348,122 3,598,122
-----------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45          Initial Specified Amount             $250,000
Preferred No Nicotine Use
 Underwriting Risk         Initial Premium and Planned
Death Benefit Option --
  Increasing               Premium (Payable Annually) (1)        $13,000

                     0% Assumed Hypothetical    6% Assumed Hypothetical     12% Assumed Hypothetical
                     Gross Annual Investment    Gross Annual Investment      Gross Annual Investment
         Premiums      Return with Maximum        Return with Maximum          Return with Maximum
 End    Accumulated       Charges (2)(3)            Charges (2)(3)               Charges (2)(3)
  of       At 5%    ------------------------- --------------------------- -----------------------------
Policy   Interest   Surrender  Cash    Death  Surrender  Cash     Death   Surrender   Cash      Death
 Year    Per Year     Value    Value  Benefit   Value    Value   Benefit    Value     Value    Benefit
-------------------------------------------------------------------------------------------------------
   1        13,650     7,754   11,019 261,019    8,454   11,719   261,719     9,155    12,420   262,420
   2        27,983    18,554   21,819 271,819   20,641   23,906   273,906    22,814    26,079   276,079
   3        43,032    29,139   32,404 282,404   33,320   36,585   286,585    37,844    41,109   291,109
   4        58,833    39,522   42,787 292,787   46,521   49,786   299,786    54,400    57,665   307,665
   5        75,425    49,735   53,000 303,000   60,300   63,565   313,565    72,674    75,939   325,939
   6        92,846    60,419   63,031 313,031   75,320   77,932   327,932    93,482    96,094   346,094
   7       111,138    70,906   72,865 322,865   90,937   92,896   342,896   116,406   118,365   368,365
   8       130,345    81,179   82,485 332,485  107,185  108,491   358,491   141,691   142,997   392,997
   9       150,513    91,252   91,905 341,905  124,141  124,794   374,794   169,605   170,258   420,258
  10       171,688   101,089  101,089 351,089  141,790  141,790   391,790   200,387   200,387   450,387
  15       294,547   147,316  147,316 397,316  242,379  242,379   492,379   410,933   410,933   660,933
  20       451,350   187,828  187,828 437,828  366,558  366,558   616,558   760,344   760,344 1,010,344
  25       651,475   222,327  222,327 472,327  521,548  521,548   771,548 1,348,006 1,348,006 1,598,006
  30       906,890   244,967  244,967 494,967  708,186  708,186   958,186 2,327,784 2,327,784 2,577,784
  35     1,232,872   252,290  252,290 502,290  930,819  930,819 1,180,819 3,965,538 3,965,538 4,215,538
-------------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an owner among the investment options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The death benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45               Initial Specified Amount             $250,000
Preferred No Nicotine Use
 Underwriting Risk              Initial Premium and Planned
Death Benefit Option -- Return
 of Premium                     Premium (Payable Annually) (1)         $4,750

                    0% Assumed Hypothetical  6% Assumed Hypothetical  12% Assumed Hypothetical
                    Gross Annual Investment  Gross Annual Investment   Gross Annual Investment
         Premiums     Return with Maximum      Return with Maximum       Return with Maximum
 End    Accumulated      Charges (2)(3)           Charges (2)(3)           Charges (2)(3)
  of       At 5%    ------------------------ ------------------------ -------------------------
Policy   Interest   Surrender  Cash   Death  Surrender  Cash   Death  Surrender  Cash    Death
 Year    Per Year     Value   Value  Benefit   Value   Value  Benefit   Value    Value  Benefit
-----------------------------------------------------------------------------------------------
   1        4,988         0    2,575 254,750       0    2,781 254,750        0    2,987 254,750
   2       10,224     1,773    5,038 259,500   2,346    5,611 259,500    2,946    6,211 259,500
   3       15,723     4,118    7,383 264,250   5,221    8,486 264,250    6,424    9,689 264,250
   4       21,497     6,341    9,606 269,000   8,139   11,404 269,000   10,180   13,445 269,000
   5       27,559     8,430   11,695 273,750  11,087   14,352 273,750   14,232   17,497 273,750
   6       33,925    11,033   13,645 278,500  14,716   17,328 278,500   19,260   21,872 278,500
   7       40,608    13,478   15,437 283,250  18,352   20,311 283,250   24,626   26,585 283,250
   8       47,626    15,744   17,050 288,000  21,975   23,281 288,000   30,350   31,656 288,000
   9       54,995    17,814   18,467 292,750  25,567   26,220 292,750   36,455   37,108 292,750
  10       62,732    19,659   19,659 297,500  29,098   29,098 297,500   42,960   42,960 297,500
  15      107,623    25,570   25,570 321,250  46,453   46,453 321,250   84,984   84,984 321,250
  20      164,916    20,809   20,809 345,000  58,119   58,119 345,000  147,796  147,796 345,000
  25      238,039       *       *       *     53,261   53,261 368,750  248,336  248,336 368,750
  30      331,364       *       *       *      5,868    5,868 392,500  428,301  428,301 458,283
  35      450,473       *       *       *        *       *       *     737,324  737,324 774,190
-----------------------------------------------------------------------------------------------

  * Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual policy years. no representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45               Initial Specified Amount             $250,000
Preferred No Nicotine Use
 Underwriting Risk              Initial Premium and Planned
Death Benefit Option -- Return
 of Premium                     Premium (Payable Annually) (1)         $4,750

                    0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                    Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
         Premiums     Return with Maximum       Return with Maximum         Return with Maximum
 End    Accumulated      Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
  of       At 5%    ------------------------ ------------------------- -----------------------------
Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender   Cash      Death
 Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
----------------------------------------------------------------------------------------------------
   1        4,988        28    3,293 254,750      260    3,525 254,750       493     3,758   254,750
   2       10,224     3,210    6,475 259,500    3,880    7,145 259,500     4,579     7,844   259,500
   3       15,723     6,284    9,549 264,250    7,600   10,865 264,250     9,029    12,294   264,250
   4       21,497     9,259   12,524 269,000   11,434   14,699 269,000    13,892    17,157   269,000
   5       27,559    12,167   15,432 273,750   15,418   18,683 273,750    19,245    22,510   273,750
   6       33,925    15,645   18,257 278,500   20,197   22,809 278,500    25,775    28,387   278,500
   7       40,608    19,024   20,983 283,250   25,106   27,065 283,250    32,871    34,830   283,250
   8       47,626    22,281   23,587 288,000   30,130   31,436 288,000    40,570    41,876   288,000
   9       54,995    25,430   26,083 292,750   35,284   35,937 292,750    48,951    49,604   292,750
  10       62,732    28,417   28,417 297,500   40,524   40,524 297,500    58,039    58,039   297,500
  15      107,623    40,940   40,940 321,250   68,835   68,835 321,250   118,809   118,809   321,250
  20      164,916    48,400   48,400 345,000  100,460  100,460 345,000   219,132   219,132   345,000
  25      238,039    49,069   49,069 368,750  136,058  136,058 368,750   392,020   392,020   454,743
  30      331,364    34,156   34,156 392,500  171,677  171,677 392,500   682,948   682,948   730,755
  35      450,473       *       *       *     207,055  207,055 392,500 1,172,812 1,172,812 1,231,453
----------------------------------------------------------------------------------------------------

  * Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last SurvivorVariable Life Insurance

Male Issue Age 45 Preferred No
 Nicotine Use                     Initial Specified Amount             $500,000
Female Issue Age 45 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option -- Level     Premium (Payable Annually) (1)         $4,750

                    0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                    Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
         Premiums     Return with Maximum       Return with Maximum         Return with Maximum
 End    Accumulated      Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
  of       At 5%    ------------------------ ------------------------- -----------------------------
Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender   Cash      Death
 Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
----------------------------------------------------------------------------------------------------
   1        4,988       701    2,861 500,000      915    3,075 500,000     1,131     3,291   500,000
   2       10,224     3,510    5,670 500,000    4,119    6,279 500,000     4,756     6,916   500,000
   3       15,723     6,265    8,425 500,000    7,454    9,614 500,000     8,748    10,908   500,000
   4       21,497     8,965   11,125 500,000   10,924   13,084 500,000    13,142    15,302   500,000
   5       27,559    11,607   13,767 500,000   14,533   16,693 500,000    17,978    20,138   500,000
   6       33,925    14,618   16,348 500,000   18,712   20,442 500,000    23,730    25,460   500,000
   7       40,608    17,571   18,866 500,000   23,038   24,333 500,000    30,017    31,312   500,000
   8       47,626    20,449   21,314 500,000   27,503   28,368 500,000    36,881    37,746   500,000
   9       54,995    23,257   23,687 500,000   32,115   32,545 500,000    44,386    44,816   500,000
  10       62,732    25,977   25,977 500,000   36,863   36,863 500,000    52,583    52,583   500,000
  15      107,623    42,543   42,543 500,000   68,219   68,219 500,000   113,415   113,415   500,000
  20      164,916    54,658   54,658 500,000  104,039  104,039 500,000   210,886   210,886   500,000
  25      238,039    57,751   57,751 500,000  141,273  141,273 500,000   370,953   370,953   500,000
  30      331,364    41,386   41,386 500,000  172,593  172,593 500,000   644,155   644,155   689,246
  35      450,473       *       *       *     176,884  176,884 500,000 1,102,361 1,102,361 1,157,479
----------------------------------------------------------------------------------------------------

  * Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor Variable Life Insurance

Male Issue Age 45 Preferred No
 Nicotine Use                     Initial Specified Amount             $500,000
Female Issue Age 45 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option -- Level     Premium (Payable Annually) (1)         $4,750

                     0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
          Premiums     Return with Maximum       Return with Maximum         Return with Maximum
  End    Accumulated      Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
   of       At 5%    ------------------------ ------------------------- -----------------------------
 Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender   Cash      Death
  Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
-----------------------------------------------------------------------------------------------------
  1          4,988       858    3,018 500,000    1,081    3,241 500,000     1,305     3,465   500,000
  2         10,224     3,832    5,992 500,000    4,468    6,628 500,000     5,133     7,293   500,000
  3         15,723     6,761    8,921 500,000    8,007   10,167 500,000     9,361    11,521   500,000
  4         21,497     9,646   11,806 500,000   11,704   13,864 500,000    14,030    16,190   500,000
  5         27,559    12,486   14,646 500,000   15,565   17,725 500,000    19,187    21,347   500,000
  6         33,925    15,712   17,442 500,000   20,027   21,757 500,000    25,312    27,042   500,000
  7         40,608    18,898   20,193 500,000   24,673   25,968 500,000    32,036    33,331   500,000
  8         47,626    22,034   22,899 500,000   29,499   30,364 500,000    39,409    40,274   500,000
  9         54,995    25,127   25,557 500,000   34,521   34,951 500,000    47,509    47,939   500,000
 10         62,732    28,167   28,167 500,000   39,736   39,736 500,000    56,399    56,399   500,000
 15        107,623    47,026   47,026 500,000   74,553   74,553 500,000   122,738   122,738   500,000
 20        164,916    63,759   63,759 500,000  117,200  117,200 500,000   231,468   231,468   500,000
 25        238,039    77,656   77,656 500,000  168,981  168,981 500,000   413,710   413,710   500,000
 30        331,364    86,229   86,229 500,000  230,685  230,685 500,000   721,954   721,954   772,491
 35        450,473    84,732   84,732 500,000  304,740  304,740 500,000 1,241,650 1,241,650 1,303,733
-----------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last SurvivorVariable Life Insurance

Male Issue Age 45 Preferred No
 Nicotine Use                     Initial Specified Amount             $500,000
Female Issue Age 45 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option --
  Increasing                      Premium (Payable Annually) (1)        $13,000

                      0% Assumed Hypothetical    6% Assumed Hypothetical     12% Assumed Hypothetical
                      Gross Annual Investment    Gross Annual Investment      Gross Annual Investment
          Premiums      Return with Maximum        Return with Maximum          Return with Maximum
  End    Accumulated       Charges (2)(3)            Charges (2)(3)               Charges (2)(3)
   of       At 5%    ------------------------- --------------------------- -----------------------------
 Policy   Interest   Surrender  Cash    Death  Surrender  Cash     Death   Surrender   Cash      Death
  Year    Per Year     Value    Value  Benefit   Value    Value   Benefit    Value     Value    Benefit
--------------------------------------------------------------------------------------------------------
  1          13,650     8,223   10,383 510,383    8,893   11,053   511,053     9,564    11,724   511,724
  2          27,983    18,445   20,605 520,605   20,436   22,596   522,596    22,508    24,668   524,668
  3          43,032    28,508   30,668 530,668   32,488   34,648   534,648    36,797    38,957   538,957
  4          58,833    38,410   40,570 540,570   45,070   47,230   547,230    52,570    54,730   554,730
  5          75,425    48,150   50,310 550,310   58,203   60,363   560,363    69,980    72,140   572,140
  6          92,846    58,157   59,887 559,887   72,337   74,067   574,067    89,624    91,354   591,354
  7         111,138    68,002   69,297 569,297   87,068   88,363   588,363   111,260   112,555   612,555
  8         130,345    77,673   78,538 578,538  102,406  103,271   603,271   135,082   135,947   635,947
  9         150,513    87,173   87,603 587,603  118,381  118,811   618,811   161,320   161,750   661,750
 10         171,688    96,485   96,485 596,485  135,002  135,002   635,002   190,210   190,210   690,210
 15         294,547   144,509  144,509 644,509  234,261  234,261   734,261   393,793   393,793   893,793
 20         451,350   185,432  185,432 685,432  355,910  355,910   855,910   731,164   731,164 1,231,164
 25         651,475   214,330  214,330 714,330  501,355  501,355 1,001,355 1,291,156 1,291,156 1,791,156
 30         906,890   220,368  220,368 720,368  663,071  663,071 1,163,071 2,209,766 2,209,766 2,709,766
 35       1,232,872   175,737  175,737 675,737  812,596  812,596 1,312,596 3,697,455 3,697,455 4,197,455
--------------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45 Preferred No
 Nicotine Use                     Initial Specified Amount             $500,000
Female Issue Age 45 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option --
  Increasing                      Premium (Payable Annually) (1)        $13,000

                     0% Assumed Hypothetical     6% Assumed Hypothetical      12% Assumed Hypothetical
                     Gross Annual Investment     Gross Annual Investment       Gross Annual Investment
         Premiums      Return with Maximum         Return with Maximum           Return with Maximum
 End    Accumulated       Charges (2)(3)             Charges (2)(3)                Charges (2)(3)
  of       At 5%    ------------------------- ----------------------------- -----------------------------
Policy   Interest   Surrender  Cash    Death  Surrender   Cash      Death   Surrender   Cash      Death
 Year    Per Year     Value    Value  Benefit   Value     Value    Benefit    Value     Value    Benefit
---------------------------------------------------------------------------------------------------------
   1        13,650     8,583   10,743 510,743     9,274    11,434   511,434     9,966    12,126   512,126
   2        27,983    19,172   21,332 521,332    21,226    23,386   523,386    23,365    25,525   525,525
   3        43,032    29,606   31,766 531,766    33,718    35,878   535,878    38,170    40,330   540,330
   4        58,833    39,888   42,048 542,048    46,774    48,934   548,934    54,527    56,687   556,687
   5        75,425    50,020   52,180 552,180    60,419    62,579   562,579    72,599    74,759   574,759
   6        92,846    60,433   62,163 562,163    75,110    76,840   576,840    92,997    94,727   594,727
   7       111,138    70,703   71,998 571,998    90,447    91,742   591,742   115,492   116,787   616,787
   8       130,345    80,820   81,685 581,685   106,448   107,313   607,313   140,293   141,158   641,158
   9       150,513    90,795   91,225 591,225   123,153   123,583   623,583   167,651   168,081   668,081
  10       171,688   100,616  100,616 600,616   140,578   140,578   640,578   197,820   197,820   697,820
  15       294,547   151,920  151,920 651,920   245,460   245,460   745,460   411,470   411,470   911,470
  20       451,350   198,711  198,711 698,711   377,590   377,590   877,590   769,414   769,414 1,269,414
  25       651,475   240,873  240,873 740,873   545,029   545,029 1,045,029 1,373,978 1,373,978 1,873,978
  30       906,890   275,692  275,692 775,692   753,202   753,202 1,253,202 2,388,538 2,388,538 2,888,538
  35     1,232,872   297,199  297,199 797,199 1,006,343 1,006,343 1,506,343 4,087,884 4,087,884 4,587,884
---------------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last SurvivorVariable Life Insurance

Male Issue Age 45 Preferred No
 Nicotine Use                     Initial Specified Amount             $500,000
Female Issue Age 45 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option -- Return
 of Premium                       Premium (Payable Annually) (1)         $4,750

                     0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
          Premiums     Return with Maximum       Return with Maximum         Return with Maximum
  End    Accumulated      Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
   of       At 5%    ------------------------ ------------------------- -----------------------------
 Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender   Cash      Death
  Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
-----------------------------------------------------------------------------------------------------
  1          4,988       701    2,861 504,750      915    3,075 504,750     1,131     3,291   504,750
  2         10,224     3,509    5,669 509,500    4,119    6,279 509,500     4,755     6,915   509,500
  3         15,723     6,264    8,424 514,250    7,453    9,613 514,250     8,746    10,906   514,250
  4         21,497     8,962   11,122 519,000   10,921   13,081 519,000    13,139    15,299   519,000
  5         27,559    11,601   13,761 523,750   14,526   16,686 523,750    17,971    20,131   523,750
  6         33,925    14,607   16,337 528,500   18,700   20,430 528,500    23,716    25,446   528,500
  7         40,608    17,552   18,847 533,250   23,017   24,312 533,250    29,994    31,289   533,250
  8         47,626    20,419   21,284 538,000   27,469   28,334 538,000    36,843    37,708   538,000
  9         54,995    23,210   23,640 542,750   32,062   32,492 542,750    44,327    44,757   542,750
 10         62,732    25,907   25,907 547,500   36,783   36,783 547,500    52,491    52,491   547,500
 15        107,623    42,173   42,173 571,250   67,775   67,775 571,250   112,876   112,876   571,250
 20        164,916    53,228   53,228 595,000  102,255  102,255 595,000   208,600   208,600   595,000
 25        238,039    52,873   52,873 618,750  134,996  134,996 618,750   362,400   362,400   618,750
 30        331,364    26,187   26,187 642,500  152,420  152,420 642,500   621,424   621,424   664,924
 35        450,473       *       *       *     115,742  115,742 642,500 1,064,276 1,064,276 1,117,490
-----------------------------------------------------------------------------------------------------

  * Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor Variable Life Insurance

Male Issue Age 45 Preferred No
 Nicotine Use                     Initial Specified Amount             $500,000
Female Issue Age 45 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option -- Return
 of Premium                       Premium (Payable Annually) (1)         $4,750

                     0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
          Premiums     Return with Current       Return with Current         Return with Current
  End    Accumulated      Charges (2)(3)           Charges (2)(3)              Charges (2)(3)
   of       At 5%    ------------------------ ------------------------- -----------------------------
 Policy   Interest   Surrender  Cash   Death  Surrender  Cash    Death  Surrender   Cash      Death
  Year    Per Year     Value   Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
-----------------------------------------------------------------------------------------------------
  1          4,988       858    3,018 504,750    1,081    3,241 504,750     1,305     3,465   504,750
  2         10,224     3,832    5,992 509,500    4,468    6,628 509,500     5,133     7,293   509,500
  3         15,723     6,761    8,921 514,250    8,007   10,167 514,250     9,361    11,521   514,250
  4         21,497     9,645   11,805 519,000   11,703   13,863 519,000    14,030    16,190   519,000
  5         27,559    12,485   14,645 523,750   15,564   17,724 523,750    19,186    21,346   523,750
  6         33,925    15,710   17,440 528,500   20,026   21,756 528,500    25,310    27,040   528,500
  7         40,608    18,895   20,190 533,250   24,670   25,965 533,250    32,033    33,328   533,250
  8         47,626    22,029   22,894 538,000   29,494   30,359 538,000    39,404    40,269   538,000
  9         54,995    25,120   25,550 542,750   34,513   34,943 542,750    47,500    47,930   542,750
 10         62,732    28,156   28,156 547,500   39,723   39,723 547,500    56,384    56,384   547,500
 15        107,623    46,945   46,945 571,250   74,458   74,458 571,250   122,625   122,625   571,250
 20        164,916    63,423   63,423 595,000  116,786  116,786 595,000   230,945   230,945   595,000
 25        238,039    76,560   76,560 618,750  167,573  167,573 618,750   411,804   411,804   618,750
 30        331,364    82,781   82,781 642,500  226,114  226,114 642,500   717,796   717,796   768,041
 35        450,473    75,431   75,431 642,500  291,760  291,760 642,500 1,234,639 1,234,639 1,296,371
-----------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                              Financial Statements

                          Year ended December 31, 2001

                  (With Independent Auditors' Report Thereon)

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                               Table of Contents

                               December 31, 2001

                                                                            Page
                                                                            ----
Financial Statements:

  Independent Auditors' Report............................................. F-1

  Consolidated Balance Sheets.............................................. F-2

  Consolidated Statements of Income........................................ F-3

  Consolidated Statements of Shareholders' Interest........................ F-4

  Consolidated Statements of Cash Flows.................................... F-6

  Notes to the Consolidated Financial Statements........................... F-7

                         Independent Auditors' Report

The Board of Directors
GE Capital Life Assurance Company of New York:

   We have audited the accompanying balance sheets of GE Capital Life Assurance Company of New York as of December 31, 2001 and 2000, and the related statements of income, shareholder's interest, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Life Assurance Company of New York as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
   Richmond, Virginia
   January 15, 2002

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS
             (Dollar amounts in millions, except per share amounts)

                                                                December 31,
                                                              ------------------
                                                                2001      2000
ASSETS                                                        --------  --------
Investments:
 Fixed maturities available-for-sale, at fair value.........  $2,686.3  $2,079.7
 Equity Securities available-for-sale, at fair value........      45.5       4.6
 Mortgage loans, net of valuation allowance of $2.6 and $1.9
  at December 31, 2001 and 2000, respectively...............     338.6     329.8
 Policy loans...............................................       1.3       1.3
 Short-term investments.....................................       5.0      74.0
                                                              --------  --------
 Total investments..........................................   3,076.7   2,489.4
                                                              --------  --------
 Cash and cash equivalents..................................       3.5       2.0
 Accrued investment income..................................      69.1      50.6
 Deferred acquisition costs.................................     192.9     122.4
 Intangible assets..........................................     155.2     175.0
 Other assets...............................................     266.5      15.6
 Reinsurance recoverable....................................       8.2       5.6
 Separate account assets....................................      73.1      61.1
                                                              --------  --------
 Total assets...............................................  $3,845.2  $2,921.7
                                                              ========  ========
LIABILITIES AND SHAREHOLDER'S INTEREST
Liabilities:
 Future annuity and contract benefits.......................  $2,983.7  $2,294.4
 Liability for policy and contract claims...................      73.7      57.7
 Unearned premiums..........................................      47.4      40.5
 Other policyholder liabilities.............................      70.6      40.3
 Accounts payable and accrued expenses......................     138.2      17.9
 Deferred tax liability.....................................       2.9      13.8
 Separate account liabilities...............................      73.1      61.1
                                                              --------  --------
 Total liabilities..........................................   3,389.6   2,525.7
                                                              --------  --------
Shareholder's interest:
 Net unrealized investment gains (losses)...................      (2.7)     29.7
                                                              --------  --------
 Accumulated non-owner changes in equity....................      (2.7)     29.7
 Common stock ($1,000 par value, 2,000 shares authorized,
  issued and outstanding)...................................       2.0       2.0
 Additional paid-in capital.................................     387.6     342.6
 Retained earnings .........................................      68.7      21.7
                                                              --------  --------
 Total shareholder's interest...............................     455.6     396.0
                                                              --------  --------
 Total liabilities and shareholder's interest...............  $3,845.2  $2,921.7
                                                              ========  ========

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                              STATEMENTS OF INCOME
                          (Dollar amounts in millions)

                                                             Years Ended
                                                             December 31,
                                                         ----------------------
                                                          2001    2000    1999
                                                         ------  ------  ------
Revenues:
 Net investment income.................................  $195.8  $155.5  $126.0
 Premiums..............................................   188.6   113.7    79.1
 Net realized investment gains (losses)................    22.2    (1.1)    0.3
 Other income..........................................     1.3     3.0     3.4
                                                         ------  ------  ------
 Total revenues........................................   407.9   271.1   208.8
                                                         ------  ------  ------
Benefits and expenses:
 Benefits and other changes in policy reserves.........   155.5   104.4    78.4
 Interest credited.....................................   113.5    87.9    69.3
 Commissions...........................................    79.0    50.6    28.1
 General expenses......................................    30.3    23.1    19.6
 Amortization of intangibles, net......................    11.8     9.3     6.1
 Change in deferred acquisition costs, net.............   (56.5)  (43.7)  (23.3)
                                                         ------  ------  ------
 Total benefits and expenses...........................   333.6   231.6   178.2
                                                         ------  ------  ------
 Income before income taxes............................    74.3    39.5    30.6
Provision for income taxes.............................    27.3    14.5    12.5
                                                         ------  ------  ------
 Net income............................................  $ 47.0  $ 25.0  $ 18.1
                                                         ======  ======  ======

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                      STATEMENTS OF SHAREHOLDER'S INTEREST
               (Dollar amounts in millions, except share amounts)

                                                   Accumulated   Total
                          Common Stock  Additional  Non-owner  Retained
                          -------------  Paid-In   Changes In  Earnings  Shareholder's
                          Shares Amount  Capital     Equity    (Deficit)   Interest
                          ------ ------ ---------- ----------- --------- -------------
Balances at January 1,
 1999...................  2,000  $ 2.0    $259.4      $ 7.1     $ (4.9)     $263.6
Changes other than
 transactions with
 shareholder:
 Net income.............    --     --        --         --        18.1        18.1
 Net unrealized losses
  on investment
  securities (a)........    --     --        --       (39.6)       --        (39.6)
                                                                            ------
 Total changes other
  than transactions with
  shareholder...........                                                     (21.5)
                                                                            ------
Dividends declared......    --     --        --         --       (16.5)      (16.5)
                          -----  -----    ------      -----     ------      ------
Balances at December 31,
 1999...................  2,000    2.0     259.4      (32.5)      (3.3)      225.6
Changes other than
 transactions with
 shareholder:
 Net income.............    --     --        --         --        25.0        25.0
 Net unrealized gains on
  investment securities
  (a)...................    --     --        --        62.2        --         62.2
                                                                            ------
 Total changes other
  than transactions with
  shareholder...........                                                      87.2
Non-cash capital
 contribution...........    --     --       83.2        --         --         83.2
                          -----  -----    ------      -----     ------      ------
Balances at December 31,
 2000...................  2,000    2.0     342.6       29.7       21.7       396.0
Changes other than
 transactions with
 shareholder:
 Net income.............    --     --        --         --        47.0        47.0
 Net unrealized losses
  on investment
  securities (a)........    --     --        --       (32.4)       --        (32.4)
                                                                            ------
 Total changes other
  than transactions with
  shareholder...........                                                      14.6
Capital contribution....    --     --       45.0        --         --         45.0
                          -----  -----    ------      -----     ------      ------
Balances at December 31,
 2001...................  2,000  $ 2.0    $387.6      $(2.7)    $ 68.7      $455.6
                          =====  =====    ======      =====     ======      ======

-------
(a) Presented net of deferred taxes of $13.9, $(33.5) and $21.3 million in 2001, 2000, and 1999, respectively.

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                            STATEMENTS OF CASH FLOWS
                          (Dollar amounts in millions)

                                                           Years Ended
                                                           December 31,
                                                      ------------------------
                                                        2001     2000    1999
                                                      --------  ------  ------
Cash flows from operating activities:
 Net income.......................................... $   47.0  $ 25.0  $ 18.1
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Change in reserves..................................    194.5   274.6   117.6
 Charges assessed to policyholders...................      0.2    (0.1)    --
 Net realized investment (gain) loss.................    (22.2)    1.1    (0.3)
 Amortization of investment premiums and discounts...     (1.4)   (3.1)   (0.7)
 Amortization of intangibles.........................     11.8     9.4     6.1
 Deferred income tax provision (benefit).............     14.2     5.1    (1.2)
 Change in certain assets and liabilities:
  (Increase) decrease in:
   Accrued investment income.........................    (18.5)  (13.5)   (6.5)
   Deferred acquisition costs, net...................    (56.5)  (43.7)  (23.3)
   Other assets, net.................................   (248.4)    2.7    (8.8)
  Increase (decrease) in:
   Other policyholder related balances...............     37.4    (0.2)   20.8
   Policy and contract claims........................     16.0    36.3     7.2
   Accounts payable and accrued expenses.............    117.9    29.8     1.6
                                                      --------  ------  ------
    Total adjustments................................     45.0   298.4   112.5
                                                      --------  ------  ------
    Net cash provided by operating activities........     92.0   323.4   130.6
                                                      --------  ------  ------
Cash flows from investing activities:
 Short-term investing activities, net................     69.0   (74.0)    --
 Proceeds from sales and maturities of investments in
  securities.........................................  1,276.3   247.8   408.2
 Purchase of securities.............................. (1,965.6) (444.3) (567.5)
 Mortgage and policy loan originations...............    (34.2)  (88.5)  (93.8)
 Principal collected on mortgage and policy loans....     24.5    24.3    19.0
 Acquisition, net of cash............................      --   (246.4)    --
                                                      --------  ------  ------
    Net cash used in investing activities............   (630.0) (581.1) (234.1)
                                                      --------  ------  ------
Cash flows from financing activities:
 Proceeds from issuance of investment contracts......    717.3   488.4   287.1
 Redemption and benefit payments on investment
  contracts..........................................   (222.8) (233.0) (177.6)
 Capital contribution................................     45.0     --      --
 Dividends paid to shareholder.......................      --      --    (16.5)
                                                      --------  ------  ------
    Net cash provided by financing activities........    539.5   255.4    93.0
                                                      --------  ------  ------
    Net increase (decrease) in cash and cash
     equivalents.....................................      1.5    (2.3)  (10.5)
Cash and cash equivalents at beginning of year.......      2.0     4.3    14.8
                                                      --------  ------  ------
Cash and cash equivalents at end of year............. $    3.5  $  2.0  $  4.3
                                                      ========  ======  ======

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                         Notes to Financial Statements
                       December 31, 2001, 2000, and 1999
                         (Dollar amounts in millions)

(1) Basis of Presentation and Summary of Significant Accounting Policies

   The accompanying financial statements include the historical operations and accounts of GE Capital Life Assurance Company of New York ("GECLA-NY" or "the Company"). The Company is a wholly-owned subsidiary of General Electric Capital Assurance Company ("GE Capital Assurance"), which, in turn, is wholly-owned by GE Financial Assurance Holdings, Inc. ("GE Financial Assurance"). GE Financial Assurance is wholly-owned, directly or indirectly, by General Electric Company.

 Basis of Presentation

   These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

 Products

   The Company sells a variety of insurance and investment-related products. Its operations are in two business segments: (i) Wealth Accumulation and Transfer, and (ii) Lifestyle Protection and Enhancement.

   Wealth Accumulation and Transfer products are investment vehicles and insurance contracts intended to increase the policyholder's wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death. The Company's principal product lines under the Wealth Accumulation and Transfer segment are deferred annuities, structured settlements, immediate annuities, and variable annuities.

   Lifestyle Protection and Enhancement products are products intended to protect accumulated wealth and income from the financial drain of unforeseen events. The Company's principal product line under the Lifestyle Protection and Enhancement segment is long-term care insurance.

   The Company markets and sells products in the State of New York through financial institutions and various agencies. During 2001, 2000 and 1999, 87%, 82%, and 92%, respectively, of product sales were distributed through five financial institutions, including one financial institution, which accounted for 59%, 51%, and 60%, respectively, of total product sales.

 Revenues

   Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Premiums on long-duration insurance products are recognized as earned when due or, in the case of life contingent immediate annuities, when the contracts are issued. Premiums received under annuity contracts without significant mortality risk are not reported as revenues but as liabilities for future annuity and contract benefits. Variable product fees are charged to variable annuity policyholders based upon the daily net assets of the policyholders' account values and are recognized as revenue when charged. Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

 Cash Equivalents

   Certificates and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Balance Sheets and Statements of Cash Flows. Items with maturities greater than 90 days are included in short term investments.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)


 Investment Securities

   The Company has designated its fixed maturities (bonds and notes) and its equity securities (non-redeemable preferred stock) as available-for-sale. The fair value for regularly traded fixed maturities and equity securities is based on quoted market prices. For fixed maturities not regularly traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the credit quality, industry sector, call features and maturity of the investments, as applicable.

   Changes in the fair values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits, and deferred federal income taxes, are reflected as unrealized investment gains or losses in a separate component of shareholder's interest and, accordingly, have no effect on net income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of market decline, and the financial health of the specific prospects for the issuer. Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities. The Company engages in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the market value of the applicable securities loaned.

   Investment income on mortgage and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

   Mortgage and policy loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectible amounts. The allowance for losses is determined primarily on the basis of management's best estimate of probable losses, including specific allowances for known troubled loans, if any.

   Short-term investments, if any are stated at amortized cost which appreciates fair value. Equity securities (including seed money for new mutual fund portfolios) are stated at fair value.

 Intangible Assets

 (a) Present Value of Future Profits

   In conjunction with the acquisitions of life insurance companies, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits ("PVFP"), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

   PVFP is amortized, net of accreted interest, in a manner similar to the amortization of deferred acquisition costs. Interest accretes at rates accredited to policyholders on underlying contracts.

   Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

 (b) Goodwill

   Goodwill is amortized over its estimated period of benefit on the straight-line method. No amortization period exceeds 25 years. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)


 Deferred Acquisition Costs

   Acquisition costs include costs and expenses that vary with and are primarily related to the acquisition of insurance and investment contracts. Deferred acquisition costs capitalized are determined by actual costs and expenses incurred by product in the year of issue. Such costs are amortized as follows:

   For investment contracts, amortization of deferred acquisition cost is based on the present value of the anticipated gross profits resulting from investments, interest credited, surrender charges and other policy changes, mortality and maintenance expenses. For insurance contracts, the acquisition costs are amortized in relation to the estimated benefit payments or the present value of expected future premiums.

   Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not considered recoverable, are charged to expense.

 Federal Income Taxes

   The Company is included with GE Capital Assurance in a consolidated life insurance federal income tax return. Deferred taxes are allocated by applying the asset and liability method of accounting for deferred income taxes to members of the group as if each member was a separate taxpayer. Intercompany balances are settled at least annually.

 Reinsurance

   Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies, except for reinsurance costs for universal life products. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

 Future Annuity and Contract Benefits

   Future annuity and contract benefits consist of the liability for life insurance policies, accident and health, and deferred annuity contracts. Investment contract liabilities are generally equal to the policyholder's current account value. The liability for insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals with experience adjustments for adverse deviation where appropriate.

 Liability for Policy and Contract Claims

   The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, (b) estimated claims related to insured events that have occurred but that have not been reported to the insurer, as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

 Separate Accounts

   The separate account assets and liabilities represent funds held, and the related liabilities for, the exclusive benefit of the variable annuity contract owners. The Company receives mortality risk fees and administration charges from the variable mutual fund portfolios. The separate account assets are carried at fair value and are equivalent to the liabilities that represent the policyholders' equity in those assets.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)


 Accounting Pronouncement Not Yet Adopted

   SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, modify the accounting for business combinations, goodwill and identifiable intangible assets. As of January 1, 2002, all goodwill and indefinite-lived intangible assets must be tested for impairment, and, if necessary, a transition adjustment will be recognized. Management has not yet determined the exact amount of goodwill impairment under these new standards, if any. Amortization of goodwill will cease as of January 1, 2002, and thereafter, all goodwill and any indefinite-lived intangible assets must be tested at least annually for impairment. The effect of the non-amortization provisions on 2002 operations will be affected by 2002 acquisitions, if any, and cannot be forecast, but if these rules had applied to goodwill in 2001, management believes that full-year 2001 net earnings would have increased by approximately $3.4.

(2) Investment Securities

 General

   For the years ended December 31, the sources of investment income of the Company were as follows:

                                                          2001    2000    1999
                                                         ------  ------  ------
Fixed maturities........................................ $171.4  $133.8  $109.1
Mortgage and policy loans...............................   26.3    23.2    17.8
                                                         ------  ------  ------
Gross investment income.................................  197.7   157.0   126.9
Investment expenses.....................................   (1.9)   (1.5)   (0.9)
                                                         ------  ------  ------
Net investment income................................... $195.8  $155.5  $126.0
                                                         ======  ======  ======

   For the years ended December 31, sales proceeds and gross realized investment gains and losses resulting from the sales of investment securities available-for-sale were as follows:

                                                           2001   2000    1999
                                                          ------  -----  ------
Sales proceeds........................................... $996.2  $57.1  $143.0
                                                          ------  -----  ------
Gross realized investment:
 Gains...................................................   34.2    2.3     1.1
 Losses..................................................  (12.0)  (3.4)   (0.8)
                                                          ------  -----  ------
Net realized investment gains (losses)................... $ 22.2  $(1.1) $  0.3
                                                          ======  =====  ======

   The additional proceeds from investments presented in the Company's Statements of Cash Flows result from principal collected on mortgage and asset-backed securities, maturities, calls and sinking fund payments.

   Net unrealized gains and losses on investment securities classified as available-for-sale are reflected as a separate component of shareholder's interest at December 31 are summarized as follows:

                                                         2001   2000    1999
                                                        ------  -----  ------
Net unrealized gains (losses) on fixed maturities
 available-for-sale before adjustments................. $(18.4) $47.3  $(78.3)
Net unrealized gains (losses) on equity securities
 available-for-sale before adjustments.................   (0.4)   --      --
Adjustments to the present value of future profits and
 deferred acquisition costs............................   14.4   (1.6)   28.3
Deferred income taxes..................................    1.7  (16.0)   17.5
                                                        ------  -----  ------
Net unrealized gains (losses) on available-for-sale
 investment securities................................. $ (2.7) $29.7  $(32.5)
                                                        ======  =====  ======

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)

   The change in the net unrealized gains (losses) on investment securities reported in accumulated non-owner changes in equity is as follows:

                                                          2001    2000    1999
                                                          -----  ------  ------
Net unrealized gain (loss) on investment securities --
  beginning of year.....................................  $29.7  $(32.5) $  7.1
Unrealized gains (losses) on investment securities --
  net of deferred taxes of $6.1, $(33.1), and $21.2.....  (18.0)   61.5   (39.4)
Reclassification adjustments -- net of deferred taxes of
 $7.8, $(0.4) and $0.1..................................  (14.4)    0.7    (0.2)
                                                          -----  ------  ------
Net unrealized gain (loss) on investment securities --
  end of year...........................................  $(2.7) $ 29.7  $(32.5)
                                                          =====  ======  ======

   At December 31, the amortized cost, gross unrealized gains and losses, and fair values of the Company's fixed maturities and equity securities available-for-sale were as follows:

                                                   Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
2001                                     Cost      Gains      Losses    Value
----                                   --------- ---------- ---------- --------
Fixed maturities:
  U.S. government and agency.......... $   79.3    $ 0.5      $ (5.5)  $   74.3
  Non U.S. government.................      4.5      --         (0.1)       4.4
  Non. U.S. corporate.................    167.1      4.0        (7.6)     163.5
  U.S. corporate......................  1,506.2     24.0       (54.4)   1,475.8
  Mortgage backed.....................    441.6      9.1        (0.7)     450.0
  Asset backed........................    506.0     13.3        (1.0)     518.3
                                       --------    -----      ------   --------
  Total fixed maturities..............  2,704.7     50.9       (69.3)   2,686.3
                                       --------    -----      ------   --------
  Non-redeemable preferred stock......     45.9      0.4        (0.8)      45.5
                                       --------    -----      ------   --------
    Total available-for-sale
     securities....................... $2,750.6    $51.3      $(70.1)  $2,731.8
                                       ========    =====      ======   ========
                                                   Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
2000                                     Cost      Gains      Losses    Value
----                                   --------- ---------- ---------- --------
Fixed maturities:
  U.S. government and agency.......... $   53.4    $ 0.1      $  --    $   53.5
  Non U.S. government.................      5.1      0.3         --         5.4
  Non. U.S. corporate.................    168.4      4.2         --       172.6
  U.S. corporate......................  1,184.1      8.5         --     1,192.6
  Mortgage backed.....................    286.4     17.5         --       303.9
  Asset backed........................    335.0     16.7         --       351.7
                                       --------    -----      ------   --------
  Total fixed maturities..............  2,032.4     47.3         --     2,079.7
                                       --------    -----      ------   --------
  Non-redeemable preferred stock......      4.6      --          --         4.6
                                       --------    -----      ------   --------
    Total available-for-sale
     securities....................... $2,037.0    $47.3      $  --    $2,084.3
                                       ========    =====      ======   ========

   The scheduled maturity distribution of the fixed maturity portfolio at December 31, 2001 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)


                                                             Amortized   Fair
                                                               Cost     Value
                                                             --------- --------
Due in one year or less..................................... $   11.9  $   11.9
Due after one year through five years.......................    299.9     306.2
Due after five years through ten years......................    703.8     703.9
Due after ten years.........................................    741.5     696.0
                                                             --------  --------
Subtotal....................................................  1,757.1   1,718.0
Mortgage backed securities..................................    441.6     450.0
Asset backed securities.....................................    506.0     518.3
                                                             --------  --------
Totals...................................................... $2,704.7  $2,686.3
                                                             ========  ========

   At December 31, 2001, $131.6 of the Company's investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

   As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders of $1.1 at December 31, 2001 and $0.5 at December 31, 2000.

   At December 31, 2001, approximately 23.0% and 15.9% of the Company's investment portfolio is comprised of securities issued by the manufacturing and utility industries, respectively, the vast majority of which are rated investment grade and which are senior secured bonds. No other industry group comprises more than 10% of the Company's investment portfolio. This portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of one particular region.

   At December 31, 2001, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder's interest.

   The credit quality of the fixed maturity portfolio at December 31 follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody's.

                                                     2001             2000
                                               ---------------- ----------------
                                                 Fair             Fair
                                                Value   Percent  Value   Percent
                                               -------- ------- -------- -------
Agencies and treasuries....................... $  129.7    4.8% $  264.8   12.7%
AAA/Aaa.......................................    863.1   32.1     500.3   24.1
AA/Aa.........................................    221.0    8.2     221.5   10.7
A/A...........................................    566.5   21.1     457.2   22.0
BBB/Baa.......................................    608.6   22.7     412.3   19.8
BB/Ba.........................................     47.1    1.8      29.7    1.4
B/B...........................................      2.0    0.1      11.0    0.5
CCC...........................................     14.2    0.5       1.7    0.1
Not rated.....................................    234.1    8.7     181.2    8.7
                                               --------  -----  --------  -----
Totals........................................ $2,686.3  100.0% $2,079.7  100.0%
                                               ========  =====  ========  =====

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)

   Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, certain securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as "not rated." This has neither positive nor negative implications regarding the value of the security.

   At December 31, 2001 and 2000, there were fixed maturities in default (issuer has missed a coupon payment or entered bankruptcy) with a fair value of $6.0 and $1.7, respectively.

Mortgage Loans

   At December 31, 2001 and 2000, the Company's mortgage loan portfolio consisted of first mortgage loans on commercial real estate properties of 189 and 221, respectively. The loans, which are originated by the Company through a network of mortgage bankers, are made on completed, leased properties and generally have a maximum loan-to-value ratio of 75% at the date of origination.

   At December 31, 2001 and 2000, respectively, the Company held $73.0 and $81.8 in mortgages secured by real estate in California, comprising 21.4% and 24.8% of the respective total mortgage portfolio. For the years ended December 31, 2001, 2000, 1999, respectively, the Company originated $9.3, $12.8 and $38.3 of mortgages secured by real estate in California, which represent 27.1%, 14.7% and 40.9% and of the respective total originations for those years.

   The following table presents the activity in the allowance for losses during the years ended December 31:

                                                                 2001 2000 1999
                                                                 ---- ---- ----
Balance at January 1............................................ $1.9 $1.3 $0.9
Provision charged to operations.................................  0.7  0.6  0.4
                                                                 ---- ---- ----
Balance at December 31.......................................... $2.6 $1.9 $1.3
                                                                 ==== ==== ====

   As of December 31, 2001 and 2000, the Company was committed to fund $7.1 and $2.0, respectively, in mortgage loans.

   "Impaired" loans are defined under U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogeneous loans, and therefore applies principally to the Company's commercial loans. There were no impaired loans at December 31, 2001 and 2000.

(3) Deferred Acquisition Costs

   Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

                                                         2001    2000   1999
                                                        ------  ------  -----
Unamortized balance at January 1....................... $123.6  $ 79.9  $56.6
Costs deferred.........................................   66.6    49.6   29.9
Amortization, net......................................  (10.1)   (5.9)  (6.6)
                                                        ------  ------  -----
Unamortized balance at December 31.....................  180.1   123.6   79.9
Cumulative effect of net unrealized investment (gains)
 losses................................................   12.8    (1.2)  14.9
                                                        ------  ------  -----
Balance at December 31................................. $192.9  $122.4  $94.8
                                                        ======  ======  =====

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)

(4) Intangible Assets

Present Value of Future Profits (PVFP)

   The method used by the Company to value PVFP in connection with acquisitions is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that the Company must earn in order to accept the inherent risks.

   Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

   The following table presents the activity in PVFP for the years ended December 31:

                                                         2001    2000   1999
                                                        ------  ------  -----
Unamortized balance at January 1....................... $131.7  $ 21.8  $26.4
Acquisitions...........................................  (23.8)  117.2     --
Interest accreted at 4.9% in 2001, 4.9% in 2000, 4.7%
 in 1999...............................................    0.5     0.7    0.8
Amortization...........................................   (8.9)   (8.0)  (5.4)
                                                        ------  ------  -----
Unamortized balance at December 31.....................   99.5   131.7   21.8
Cumulative effect of net unrealized investment (gains)
 losses................................................    1.6    (0.4)  13.4
                                                        ------  ------  -----
Balance at December 31................................. $101.1  $131.3  $35.2
                                                        ======  ======  =====

   The estimated percentage of the December 31, 2001 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

           2002................................................... 7.8%
           2003................................................... 9.1%
           2004................................................... 9.1%
           2005................................................... 9.2%
           2006................................................... 9.3%

   Amortization expense in future periods may be impacted by acquisitions, realized capital gains or other factors affecting the emergence of gross profits from certain lines of business.

Goodwill

   At December 31, 2001 and 2000, total unamortized goodwill was $54.1 and $43.7, respectively, which is presented net of accumulated amortization of $15.4 and $12.0, respectively. Goodwill amortization was $3.4, $2.0, and $1.5 for the years ended December 31, 2001, 2000, and 1999, respectively. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value (no such write-downs have been made).

(5) Reinsurance

   Certain policy risks are reinsured with other insurance companies to limit the amount of loss retention. Reinsurance contracts do not relieve the Company of its obligations to policyholders. In the event that the reinsurers would be unable to meet their obligations, the Company is liable for the reinsured claims. The Company monitors both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. The Company does not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on its results of operations.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)


   The Company has a reinsurance agreement with an affiliated company whereby the Company assumed all liabilities and future premiums related to the affiliate's New York business. Certain fixed maturities with a fair value of $344.2 and $259.7 at December 31, 2001 and 2000, respectively, were held in trust for the benefit of policyholders.

   In July 2000, the Company began underwriting and distributing long-term care insurance through a strategic alliance with The Travelers Insurance Company ("Travelers") and certain of its Citigroup affiliates. Under the arrangement, the Company assumed through indemnity reinsurance 90% of Travelers existing long-term care insurance business issued in New York and entered into a continuing agreement with various Citigroup distribution channels including Travelers.

   The maximum amount of individual ordinary life insurance normally retained by the Company on any one life may not exceed $0.2. The effects of reinsurance on premiums written and earned for the years ended December 31 were as follows:

                                       Written                Earned
                                 ---------------------  ---------------------
                                  2001    2000   1999    2001    2000   1999
                                 ------  ------  -----  ------  ------  -----
Direct.......................... $115.8  $ 87.1  $78.8  $114.4  $ 83.8  $76.2
Assumed.........................   82.3    33.1    5.2    78.2    33.1    5.2
Ceded...........................   (3.9)   (3.0)  (2.3)   (4.0)   (3.2)  (2.3)
                                 ------  ------  -----  ------  ------  -----
Net premiums.................... $194.2  $117.2  $81.7  $188.6  $113.7  $79.1
                                 ======  ======  =====  ======  ======  =====
Percentage of amount assumed to
 net............................                          41.5%   29.1%   6.6%
                                                        ======  ======  =====

   Reinsurance recoveries recognized as a reduction of benefits amounted to $16.9, $14.2 and $9.3 during 2001, 2000, and 1999, respectively. These recoveries were partially offset by certain changes in benefits and other policy reserves.

(6) Future Annuity and Contract Benefits

Investment Contracts

   Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholders' contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management. At December 31, 2001 and 2000, investment contracts totaled $2,352.3 and $1,766.4, respectively.

Traditional Life Insurance Contracts

   Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential premium deficiencies. Any changes in the estimated liability are reflected in income as estimates are revised. At December 31, 2001 and 2000, insurance contracts, totaled $621.1 and $517.8, respectively.

   Interest rate assumptions used in calculating the present value of future annuity and contract benefits range from 5.5% to 7.5%.

Universal Life

   Universal Life contracts are broadly defined to include contracts that provide either death or annuity benefits and have features which may include various policyholder charges, credited interest, and/or variable premiums. At December 31, 2001 and 2000, Universal Life contracts totaled $10.2 and $10.4 respectively.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)

(7) Related-Party Transactions

   The Company receives administrative services from certain affiliates for which progress payments for these services are made monthly. For the years ended December 31, 2001, 2000, and 1999, these services were valued at $15.8, $20.2 and $17.7, respectively.

   During 2001, the Company received a $45 capital contribution from GE Capital Assurance as reflected in the Statements of Shareholder's Interest.

   During 2000, the Company entered into an agreement with GNA Corporation, an affiliate, in which GNA Corporation assumed, on a non-recourse basis, certain tax liabilities. Accordingly, the assumption of such liabilities was recorded as a non-cash capital contribution.

(8) Income Taxes

   The total provision for income taxes for the years ended December 31 consisted of the following components:

                                                              2001  2000  1999
                                                              ----- ----- -----
Current federal income tax provision......................... $13.1 $ 9.4 $13.7
Deferred federal income tax provision (benefit)..............  14.2   5.1  (1.2)
                                                              ----- ----- -----
Total income tax provision................................... $27.3 $14.5 $12.5
                                                              ===== ===== =====

   The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

                                                               2001  2000  1999
                                                               ----  ----  ----
Statutory U.S. federal income tax rate........................ 35.0% 35.0% 35.0%
State income tax, net of federal income tax effect............   --    --    --
Non-deductible goodwill amortization..........................  1.6   1.7   1.8
Other, net....................................................  0.1    --   4.0
                                                               ----  ----  ----
Effective rate................................................ 36.7% 36.7% 40.8%
                                                               ====  ====  ====

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)

  The components of the net deferred income tax liability at December 31 are as follows:

                                                                 2001    2000
                                                                 -----  ------
Assets:
 Net unrealized losses on investment securities................. $ 1.7  $   --
 Future annuity and contract benefits...........................  92.0    76.3
                                                                 -----  ------
Total deferred income tax assets................................  93.7    76.3
                                                                 -----  ------
Liabilities:
 Net unrealized gains on investment securities..................    --   (16.0)
 Investments....................................................  (1.8)   (1.2)
 Present value of future profits................................ (43.9)  (44.2)
 Deferred acquisition costs..................................... (49.1)  (27.3)
 Other, net.....................................................  (1.8)   (1.4)
                                                                 -----  ------
Total deferred income tax liabilities........................... (96.6)  (90.1)
                                                                 -----  ------
Net deferred income tax liability............................... $(2.9) $(13.8)
                                                                 =====  ======

   Based on an analysis of the Company's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling the Company to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

   The Company (received) paid $24.0, $(3.9) and $11.2, for federal and state income taxes in 2001, 2000, and 1999, respectively.

(9) Guaranty Association Assessments

   The Company is required by law to participate in the guaranty association of the State of New York. The state guaranty association ensures payment of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies, by assessing all other companies involved in similar lines of business. The insolvency of a major insurer that wrote significant business in New York could have an adverse impact on the profitability of the Company. The Company made no payments to the New York State guaranty association in 2001 and 2000, and received a net refund of $0.2 in 1999.

(10) Litigation

   The Company is a defendant in various cases of litigation considered to be in the normal course of business. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(11) Fair Value of Financial Instruments


   Assets and liabilities that are reflected in the Financial Statements at fair value are not included in the following disclosures; such items include cash and cash equivalents, investment securities, separate accounts and beginning in 2001, derivative financial instruments. Other assets and liabilities--those not carried at fair value--are discussed in the following pages. Apart from certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. Although management has made every effort to develop the fairest representation of fair value for this section, it would be unusual if the estimates could actually have been realized at December 31, 2001 or 2000.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)


   A description of how fair values are estimated follows:

     Mortgage loans. Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

     Investment contracts. Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

   Information about certain financial instruments that were not carried at fair value at December 31, 2001 and 2000, is summarized as follows:

                                                   2001              2000
                                             ----------------- -----------------
                                             Carrying   Fair   Carrying   Fair
                                              Amount   Value    Amount   Value
                                             -------- -------- -------- --------
Mortgage loans.............................. $  338.6 $  351.1 $  329.8 $  340.9
Investment contracts........................ $2,352.3 $2,352.3 $1,766.4 $1,674.0
                                             ======== ======== ======== ========

(12) Restrictions on Dividends

   State insurance departments that regulate life insurance companies recognize only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under law, and for determining whether its financial condition warrants the payment of a dividend to its shareholders. The maximum amount of dividends, which can be paid by State of New York insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to certain restrictions. No dividend payout may be made without prior approval. The Company last paid a dividend to GE Capital Assurance of $16.5 in 1999.

(13) Supplementary Financial Data

   The Company files financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners ("NAIC") that are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and shareholder's interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by the state insurance authority. The Company has no significant permitted accounting practices. The impact of adoption of codification decreased statutory capital and surplus by $(2), primarily related to investment impairments.

   Unaudited statutory net (loss) income for the years ended December 31, 2001, 2000, and 1999 was $(37.9), $(68.2) and $5.1, respectively. Unaudited statutory capital and surplus was $155.7 as of December 31, 2001 and 2000.

   The NAIC has adopted Risk-Based Capital ("RBC") requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (1) asset risk, (2) insurance risk, (3) interest rate risk, and (4) business risk. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, the Company periodically monitors the RBC level. At December 31, 2001 and 2000, the Company exceeded the minimum required RBC levels.

(14) Business Segments

   The Company conducts its operations through two business segments: (1) Wealth Accumulation and Transfer, comprised of products intended to increase the policyholder's wealth, transfer wealth to beneficiaries or provide for a means

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2001, 2000 and 1999
                         (Dollar amounts in millions)

for replacing the income of the insured in the event of premature death, and
(2) Lifestyle Protection and Enhancement, comprised of products intended to protect accumulated wealth and income from the financial drain of unforeseen events. See Note (1) for further discussion of the Company's principal products.

   The following is a summary of industry segment activity for 2001, 2000, and 1999:

                                 2001                                2000                                1999
                  ----------------------------------  ----------------------------------  ----------------------------------
                                 Lifestyle                           Lifestyle                           Lifestyle
                     Wealth     protection               Wealth     protection               Wealth     protection
                  acccumulation     and               acccumulation     and               acccumulation     and
                  and transfer  enhancement  Total    and transfer  enhancement  Total    and transfer  enhancement  Total
                  ------------- ----------- --------  ------------- ----------- --------  ------------- ----------- --------
Revenues:
Net investment
 income.........    $  160.5      $ 35.3    $  195.8    $  138.7      $ 16.8    $  155.5    $  120.0      $  6.0    $  126.0
Premiums........        42.5       146.1       188.6        29.2        84.5       113.7        36.3        42.8        79.1
Net unrealized
 investment
 gains
 (losses).......        22.2          --        22.2        (1.1)         --        (1.1)        0.3          --         0.3
Other revenues
 (losses).......         1.3          --         1.3         3.1        (0.1)        3.0         3.4          --         3.4
                    --------      ------    --------    --------      ------    --------    --------      ------    --------
Total revenues..       226.5       181.4       407.9       169.9       101.2       271.1       160.0        48.8       208.8
                    --------      ------    --------    --------      ------    --------    --------      ------    --------
Benefits and
 expenses:
Interest
 credited,
 benefits and
 other changes
 in policy
 reserves.......       165.4       103.6       269.0       125.1        67.2       192.3       114.0        33.7       147.7
Commissions.....        47.5        31.5        79.0        31.8        18.8        50.6        17.8        10.3        28.1
Amortization of
 intangibles....         3.7         8.1        11.8         5.5         3.8         9.3         5.5         0.6         6.1
Other operating
 costs and
 expenses.......       (32.1)        5.9       (26.2)      (18.5)       (2.1)      (20.6)       (3.5)       (0.2)       (3.7)
                    --------      ------    --------    --------      ------    --------    --------      ------    --------
Total benefits
 and expenses...       184.5       149.1       333.6       143.9        87.7       231.6       133.8        44.4       178.2
                    --------      ------    --------    --------      ------    --------    --------      ------    --------
Income before
 income taxes...    $   42.0      $ 32.3    $   74.3    $   26.0      $ 13.5    $   39.5    $   26.2      $  4.4    $   30.6
                    ========      ======    ========    ========      ======    ========    ========      ======    ========
Provision for
 income taxes...    $   15.4      $ 11.9    $   27.3    $    9.7      $  4.8    $   14.5    $   10.7      $  1.8    $   12.5
                    ========      ======    ========    ========      ======    ========    ========      ======    ========
Total assets....    $3,098.4      $746.8    $3,845.2    $2,354.6      $567.1    $2,921.7    $1,986.2      $135.7    $2,121.9
                    ========      ======    ========    ========      ======    ========    ========      ======    ========

                                    PART II

                               OTHER INFORMATION

Undertaking To File Reports

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

   Section 722 of the Code of New York, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of New York in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Article VIII, Section 1 of the By-Laws of GE Capital Life Assurance Company of New York further provides that:

   (a) The Corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other Corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

   (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

   (c) The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other Corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in or in the case of service for other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action or a pending action which is settled or otherwise disposed of or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

   (d) For the purpose of this section, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

   Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Pursuant To Section 26(e)(2)(A)

   GE Capital Life hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Capital Life.

Contents Of Registration Statement

   This Registration Statement comprises the following Papers and Documents:

     The facing sheet.
     The prospectus consisting of   pages.
     The undertaking to file reports.
     The Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons:

  (a) Heather C. Harker, Vice President, Associate General Counsel and Assistant Secretary


  (b) Paul A. Haley, F.S.A.

  (c) KPMG LLP.

   The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

   (b) Exhibits

 1 A. (1)(a)     Resolution of Board of Directors of GE Capital Life Assurance
                 Company of New York ("GE Capital Life") authorizing the
                 establishment of the GE Capital Life Separate Account III (the
                 "Separate Account").(4)

 1 A. (1)(b)     Resolution of Board of Directors of GE Capital Life Assurance
                 Company of New York ("GE Capital Life") authorizing the
                 establishment of investment subdivisions of the Separate
                 Account investing in shares of 43 investment
                 subdivisions/subaccounts.(4)

 1 A. (1)(c)     Resolution of Board of Directors of GE Capital Life Assurance
                 Company of New York ("GE Capital Life") authorizing the
                 establishment of investment subdivisions of the Separate
                 Account investing in shares of 41 investment
                 subdivisions/subaccounts.(4)

 1 A. (2)        Not Applicable.

 1 A. (3)        Underwriting Agreement between GE Capital Life and Capital
                 Brokerage Corporation.(2)

 1 A. (3)(a)     Dealer Sales Agreement.(2)

 1 A. (3)(c)     Commission Schedule.(5)

 1 A. (4)        None.

 1 A. (5)(a)     Policy Form.(7)

 1 A. (5)(b)     Endorsements/ Riders to Policy Form.(4)

 1 A. (5)(b)(i)  Policy Split Option Rider, NY4473 12/99.(4)

 1 A. (5)(b)(ii) Joint Life Level Term Insurance Rider, NY4474 12/99.(4)

 1 A. (6)(a)     Certificate of Incorporation of GE Capital Life.(1)

 1 A. (6)(b)     By-Laws of GE Capital Life.(1)

 1 A. (7)       Not Applicable.

 1 A. (8)(a)    Participation Agreement regarding Alger American Fund.(2)

 1 A. (8)(a)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Alger American Fund.(5)

 1 A. (8)(b)    Participation Agreement regarding Federated Insurance
                Series.(2)

 1 A. (8)(b)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Federated Insurance Series.(5)

 1 A. (8)(c)    Participation Agreement regarding GE Investments Funds, Inc.(2)

 1 A. (8)(c)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and GE Investments Funds, Inc.(5)

 1 A. (8)(d)    Participation Agreement regarding Janus Aspen Series.(2)

 1 A. (8)(d)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Janus Aspen Series.(5)

 1 A. (8)(e)    Participation Agreement regarding Oppenheimer Variable Account
                Funds.(2)

 1 A. (8)(e)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Oppenheimer Variable Account Funds.(5)

 1 A. (8)(f)    Participation Agreement regarding Variable Insurance Products
                Fund.(2)

 1 A. (8)(f)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Variable Insurance Products Fund.(5)

 1 A. (8)(g)    Participation Agreement regarding Variable Insurance Products
                Fund II.(2)

 1 A. (8)(g)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Variable Insurance Products II.(5)

 1 A. (8)(h)    Participation Agreement regarding Variable Insurance Products
                Fund III.(2)

 1 A. (8)(h)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Variable Insurance Products Fund III.(5)

 1 A. (8)(i)    Participation Agreement regarding Goldman Sachs Variable
                Insurance Trust.(2)

 1 A. (8)(i)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Goldman Sachs Variable Insurance Trust.(5)

 1 A. (8)(j)    Participation Agreement regarding Salomon Brothers Variable
                Series Fund.(3)

 1 A. (8)(j)(i) Amendment to the Participation Agreement between GE Capital
                Life of New York and Salomon Brothers Variable Series Fund.(5)

 1 A. (8)(m)    Participation Agreement between AIM Variable Insurance Series and GE Capital Life Assurance Company of New York.

 1 A. (8)(n)    Participation Agreement between Alliance Variable Series and GE
                Capital Life Assurance Company of New York.


 1 A. (8)(o)    Participation Agreement between Dreyfus and GE Capital Life
                Assurance Company of New York.


 1 A. (8)(p)    Participation Agreement between MFS(R) Variable Insurance Trust and GE Capital Life Assurance Company of New York.

1 A. (8)(q)  Participation Agreement between PIMCO Variable Insurance Trust and GE Capital
             Life Assurance Company of New York.

1 A. (8)(r)  Participation Agreement between Rydex Variable Trust and GE Capital Life
             Assurance Company of New York.

1 A. (9)     Not Applicable.

1 A. (10)    Individual Policy Application.(7)

2.           Opinion and Consent of Heather C. Harker, Vice President, Associate General
             Counsel and Assistant Secretary.(7)

3            Consent of Independent Auditors.(7)

4.           Not Applicable.

5.           Not Applicable.

6.           Opinion and Consent of Paul A. Haley, F.S.A.(7)

7.           Consolidated memorandum describing certain procedures filed pursuant to Rule
             6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii).(5)

8.           Power of Attorney. January 15, 2002.(7)

--------
(1) Incorporated herein by reference to initial filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on September 10, 1997.
(2) Incorporated herein by reference to pre-effective amendment of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on May 13, 1998.
(3) Incorporated herein by reference to post-effective amendment filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on April 30, 1999.
(4) Filed March 21, 2000 with Initial Registration Statement Filed of Form S-6, for GE Capital Life Separate Account III, File No. 333-32908.
(5) Filed July 31, 2000 with Pre-Effective I of Form S-6 for GE Capital Life Separate Account III, File No. 333-32908.
(6) Incorporated herein by reference to Pre-Effective I filing of the Registration Statement on Form N-4 333-47016, filed with the Securities and Exchange Commission on December 7, 2000.
(7) Filed herein.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant, GE Capital Life Separate Account III, certifies that it meets all the requirements for effectiveness of this registration statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York in the State of New York, on the 15 day of May, 2002.


                                          GE Capital Life Separate Account III
                                             (Registrant)


                                          By: _________________________________
                                                     Heather C. Harker

                                                    Vice President

                                             GE Capital Life Assurance Company
                                                        of New York
                                                        (Depositor)

         /s/ Laura C. Deusebio
Attest: _______________________
            Laura C. Deuseblo
              Name


                                          By: _________________________________
                                                     Heather C. Harker

                                                    Vice President

                                             GE Capital Life Assurance Company
                                                        of New York
                                                        (Depositor)
         /s/ Laura C. Deusebio
Attest: _______________________
            Laura C. Deuseblo
              Name

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Directors and Officers of GE Capital Life


              Signature                          Title                       Date
              ---------                          -----                       ----

                  *                    Chairperson                         5/15/02
______________________________________
            George Zippel

                  *                    Senior Vice President and           5/15/02
______________________________________  Chief Administrator
             David Sloane

                  *                    Director                            5/15/02
______________________________________
          Marshall S. Belkin

                  *                    Director                            5/15/02
______________________________________
           Richard I. Byer

                  *                    Vice President and Chief            5/15/02
______________________________________  Financial Officer
           Thomas W. Casey

                  *                    Vice President and                  5/15/02
______________________________________  Investment Officer
           Stephen N. DeVos

                  *                    Director                            5/15/02
______________________________________
           Bernard M. Eiber

                  *                    Director                            5/15/02
______________________________________
           Jerry S. Handler

                  *                    Director                            5/15/02
______________________________________
          Gerald A. Kaufman

          /s/ Heather Harker           Vice President, Associate           5/15/02
______________________________________  General Counsel and
             Donita King                Assistant Secretary

                  *                    Senior Vice President               5/15/02
______________________________________
            Leon E. Roday

                  *                    Director                            5/15/02
______________________________________
           Thomas A. Skiff

                  *                    Director                            5/15/02
______________________________________
           Steven A. Smith

                  *                    Director                            5/15/02
______________________________________
          Geoffrey S. Stiff

By /s/  Heather C. Harker, pursuant to Power of Attorney executed on December 1, 2001.
 -------------------------------

                                  EXHIBIT LIST


  1A.(5)   Policy Forms
  1A.(10)  Policy Application
  2.       Opinion and Consent of Counsel
  3.       Consent of Independent Auditors
  6.       Opinion and Consent of Actuary
  8.       Power of Attorney, January 15, 2002